Exhibit 99.1

Barrick Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, ON M5J 2S1 Annual Information Form For the year ended December 31, 2018 Dated as of March 22, 2019

BARRICK GOLD CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TECHNICAL AND BUSINESS TERMS	4

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	10

FORWARD-LOOKING INFORMATION	11

SCIENTIFIC AND TECHNICAL INFORMATION	14

THIRD PARTY DATA	15

GENERAL INFORMATION	15

Organizational Structure	15
Subsidiaries	16
Areas of Interest	18
General Development of the Business	18
History	18
Significant Acquisitions	18
Strategy	19
Recent Developments	21
Results of Operations in 2018	22

NARRATIVE DESCRIPTION OF THE BUSINESS	26

Production and Guidance	26
Reportable Operating Segments	26
Barrick Nevada	27
Pueblo Viejo (60% basis)	28
Lagunas Norte	29
Veladero (50% basis)	29
Turquoise Ridge (75% basis)	30
Acacia Mining plc (63.9% basis)	31
Pascua-Lama Project	32
Mineral Reserves and Mineral Resources	33
Marketing and Distribution	46
Employees and Labor Relations	47
Competition	48
Sustainability	48
Operations in Emerging Markets: Corporate Governance and Internal Controls	49
Board and Management Experience and Oversight	50
Communications	51

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Internal Controls and Cash Management Practices	51

Managing Cultural Differences	52

Books and Records	52

MATERIAL PROPERTIES	52

Cortez Property	52

Goldstrike Property	58

Turquoise Ridge Mine	63

Pueblo Viejo Mine	69

Veladero Mine	76

Kibali Mine	86

Loulo-Gounkoto Mine Complex	93

EXPLORATION AND EVALUATIONS	99

ENVIRONMENT	105

LEGAL MATTERS	109

Government Controls and Regulations	109

Legal Proceedings	113

RISK FACTORS	126

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	148

CONSOLIDATED FINANCIAL STATEMENTS	148

CAPITAL STRUCTURE	148

RATINGS	149

MARKET FOR SECURITIES	151

MATERIAL CONTRACTS	152

TRANSFER AGENTS AND REGISTRARS	154

DIVIDEND POLICY	154

DIRECTORS AND OFFICERS OF THE COMPANY	155

AUDIT & RISK COMMITTEE	162

Audit & Risk Committee Mandate	162

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Composition of the Audit & Risk Committee	162

Relevant Education and Experience	162

Participation on Other Audit Committees	164

Audit & Risk Committee Pre-Approval Policies and Procedures	164

External Auditor Service Fees	164

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	164

NON-GAAP FINANCIAL MEASURES	166

INTERESTS OF EXPERTS	184

ADDITIONAL INFORMATION	184

ENDNOTES	185

SCHEDULE “A” AUDIT & RISK COMMITTEE MANDATE	A-1

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GLOSSARY OF TECHNICAL AND BUSINESS TERMS

Assay

A chemical analysis to determine the amount or proportion of the element of interest contained within a sample, typically base metals or precious metals.

Autoclave

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulfide mineralization into amenable oxide ore.

By-product

A payable secondary metal or mineral product that is recovered along with the primary metal or mineral product during the concentration process.

Carbonaceous

Naturally occurring carbon present in the ore from the decay of organic material which can result in an inadvertent loss of precious metals during the cyanidation process.

Carbon-in-column (CIC)

A method of recovering gold and silver from solution following cyanidation in the process by adsorption of the precious metals onto prepared carbon (burnt coconut shell).

Carbon-in-leach (CIL)

A recovery process in which precious metals are dissolved from finely ground ore during cyanidation and simultaneously adsorbed on relatively coarse activated carbon (burnt coconut shell) granules. The loaded carbon particles are separated from the slurry and recycled in the process following precious metal removal and reactivation through chemical and thermal means.

Concentrate

A product from a mineral processing facility such as gravity separation or flotation in which the valuable constituents have been upgraded and unwanted gangue materials rejected as waste.

Contained ounces

A measure of in-situ or contained metal based on an estimate of tonnage and grade.

Crushing

A unit operation that reduces the size of material delivered as run of mine ore for further processing.

Cut-and-fill

A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

Cut-off grade

A calculated minimum metal grade at which material can be mined and processed at break-even cost.

Development

Work carried out for the purpose of preparing a mineral deposit for production. In an underground mine, development includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/or waste rock.

Dilution

The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

Doré

Composite gold and silver bullion usually consisting of approximately 90% precious metals that will be further refined to separate pure metals.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: the collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process that concentrates minerals by taking advantage of specific surface properties and applying chemicals such as collectors, depressants, modifiers and frothers in the presence of water and finely dispersed air bubbles.

Grade

The concentration of an element of interest expressed as relative mass units (percentage, parts per million, ounces per ton, grams per tonne, etc.).

Grinding (Milling)

Involves the size reduction of material fed to a process plant though abrasion or attrition to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby precious or base metals are extracted from stacked material placed on top of an impermeable plastic liner and after applying leach solutions that dissolve and transport valuable metals for recovery in the process plant.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be back filled with supporting material.

Metric conversion

Troy ounces	×	31.10348	=	Grams

Troy ounces per short ton	×	34.28600	=	Grams per tonne

Pounds	×	0.00045	=	Tonnes

Tons	×	0.90718	=	Tonnes

Feet	×	0.30480	=	Meters

Miles	×	1.60930	=	Kilometers

Acres	×	0.40468	=	Hectares

Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve

The economically mineable portion of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

Probable mineral reserve: the economically mineable portion of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization

The presence of a target mineral in a mass of host rock.

Mining claim

A footprint of land that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and, in most instances, exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed in an excavation from surface.

Ore

Material containing metallic or non-metallic minerals that can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the host rock or original mineralization has been oxidized.

Qualified Person

See “Scientific and Technical Information”.

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from a molten metal.

Refractory material

Mineralized material from which metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulfide encapsulation of the metal or the presence of naturally occurring carbon or other constituents that reduce gold recovery.

Roasting

The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after processing.

Tailings storage facility

An area constructed for long term storage of material that remains after processing.

Tier One Gold Asset

A mine with a stated mine life in excess of 10 years with annual production of at least five hundred thousand ounces of gold and “total cash cost” per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately owned mines). For further information, see Endnote 1.

Tons

Short tons (2,000 pounds or approximately 907 kilograms).

Tonnes

Metric tonnes (1,000 kilograms or approximately 2,205 pounds).

Underhand cut-and-fill

A cut-and-fill method of underground mining that works downward, with cemented fill placed above the working area; best suited where ground conditions are less competent.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. References to “CLP” are to Chilean pesos. References to “ARS” are to Argentine pesos. For Canadian dollars to U.S. dollars, the average exchange rate for 2018 and the exchange rate as at December 31, 2018 were one Canadian dollar per 0.77 and 0.73 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2018 and the exchange rate as at December 31, 2018 were one Australian dollar per 0.75 and 0.71 U.S. dollars, respectively. For Chilean pesos to U.S. dollars, the average exchange rate for 2018 and the exchange rate as at December 31, 2018 were one U.S. dollar per 642 and 694 Chilean pesos, respectively. For Argentine pesos to U.S. dollars, the average exchange rate for 2018 and the exchange rate as at December 31, 2018 were one U.S. dollar per 28.36 and 37.65 Argentine pesos, respectively.

For the year ended December 31, 2018 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited consolidated financial statements of the Company for the year ended December 31, 2018 (the “Consolidated Financial Statements”) are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves (“reserves”) and mineral resources (“resources”) presented in this Annual Information Form have been estimated as at December 31, 2018 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (see Note 8 of “– Notes to the Barrick Mineral Reserves and Resources Tables” in “Narrative Description of the Business – Mineral Reserves and Mineral Resources”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required National Instrument 43-101.

Ore reserves and mineral resources of Barrick Gold (Holdings) Limited, formerly Randgold Resources Limited, and now a wholly owned subsidiary of Barrick (“Randgold”), presented in this Annual Information Form have been estimated as at December 31, 2018 in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). The JORC Code is an “acceptable foreign code” for purposes of National Instrument 43-101 and, as a result, Barrick is entitled to include Randgold ore reserves and mineral resources disclosure in this Annual Information Form. Ore reserves and mineral resources reported pursuant to the JORC Code are functionally equivalent to CIM reporting standards. In addition, Barrick has reconciled the reported Randgold ore reserves to the CIM definition of “mineral reserves” and there are no material differences. The combined mineral reserves information included in this Annual Information Form for illustrative purposes has been prepared by aggregating Barrick’s mineral reserves disclosure with ore reserves reported by Randgold pursuant to the JORC Code, in each case as of December 31, 2018.

Investors are also cautioned that while National Instrument 43-101 and the JORC Code both recognize, and the SEC will now recognize, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” of Barrick are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under National Instrument 43-101.

Barrick intends to align the assumptions and methodologies for its mineral reserve and resource reporting, including those added to the Company’s portfolio as a result of the Merger (as defined below), during 2019 and going forward. The SEC Modernization Rules are substantially similar to the JORC Code standards. Readers are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” of Randgold are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In addition, readers are cautioned (i) not to assume that all or any part of Randgold’s mineral resources constitute or will be converted into ore reserves and (ii) that unlike Barrick which reports its mineral resources exclusive of mineral reserves, Randgold reports its mineral resources inclusive of ore reserves.

Barrick uses certain non-GAAP financial performance measures in its financial reports, including cash costs per ounce, all-in sustaining costs per ounce, all-in costs per ounce, C1 cash costs per pound and all-in sustaining costs per pound. For a description and reconciliation of each of these measures, please see pages 61 to 76 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2018 contained in Barrick’s 2018 Annual Report (the “MD&A”). See also “Non-GAAP Financial Measures” at pages 166 to 183 for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained in this Annual Information Form, including any information as to Barrick’s strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “goal”, “aim”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “can”, “could”, “should”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions related to the factors set forth below that, while considered reasonable by Barrick as at the date of this Annual Information Form in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to:

•	fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity);

•	risks related to not realizing the benefits expected from recent transactions, including the Merger;

•	risks related to the demands placed on the Company’s new management, the ability of new management to implement its business strategy and enhanced political risk in additional jurisdictions;

•

the ability to realize the anticipated benefits of the proposed Barrick-Newmont Joint Venture (as defined below) (including estimated synergies and financial benefits) or implementing the business plan for the proposed Barrick-Newmont Joint Venture, including as a result of a delay in its completion or difficulty in integrating the Nevada assets of the companies involved;

•	the risk that the conditions to formation of the proposed Barrick-Newmont Joint Venture will not be satisfied;

•

the risk that required regulatory approvals necessary to form the proposed Barrick-Newmont Joint Venture will not be obtained, or that conditions will be imposed in connection with such approvals that will increase the costs associated with the Barrick-Newmont Joint Venture or have other negative implications for Barrick following the implementation of the Barrick-Newmont Joint Venture;

•

the risk that the focus of management’s time and attention on the Barrick-Newmont Joint Venture may detract from other aspects of the respective businesses of Barrick and Newmont Mining Corporation (“Newmont”);

•	the risks associated with each of Barrick’s and Newmont’s brand, reputation and trust;

•

changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies, and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Australia, Argentina, Barbados, Chile, Côte d’Ivoire, the Dominican Republic, the Democratic Republic of the Congo (the “DRC”), Mali, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania, Zambia or the United Kingdom or other countries in which Barrick does or may carry on business in the future;

•	failure to comply with environmental and health and safety laws and regulations;

•	timing of receipt of, or failure to comply with, necessary permits and approvals;

•	increased costs and physical risks, including extreme weather events and resource shortage, related to climate change;

•	diminishing quantities or grades of reserves;

•	changes in mineral production performance, exploitation and exploration successes;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•	risks associated with working with partners in jointly controlled assets;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	risks relating to political instability in certain of the jurisdictions in which Barrick operates;

•

the ultimate resolution of a dispute relating to (i) the imposition by the Tanzanian government of a ban on mineral concentrate exports currently impacting the operations of Acacia Mining plc (“Acacia”), (ii) allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania, and (iii) certain tax re-assessments of Acacia by the Tanzanian government and whether Barrick will successfully negotiate an agreement with respect to the dispute between Acacia and the Government of Tanzania and whether Acacia will approve the terms of any such final agreement;

•

operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, and disruptions in the maintenance or provision of required infrastructure and information technology systems;

•	risks associated with Barrick infrastructure, information technology systems and the implementation of Barrick’s technological initiatives;

•

damage to Barrick’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to Barrick’s handling of environmental matters or dealings with community groups, whether true or not;

•	the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses;

•	risks relating to disruption of supply routes which may cause delays in construction and mining activities at Barrick’s more remote properties;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	the risks associated with illegal and artisanal mining;

•	risks relating to operations near communities that may regard Barrick’s operations as being detrimental to them;

•	the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

•	the impact of inflation;

•	adverse changes in the Company’s credit ratings;

•

risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment;

•	the speculative nature of mineral exploration and development;

•	risks related to exchange and capital controls;

•

fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean, Argentine and Dominican pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian shilling, the West African CFA and Congolese franc, and Papua New Guinean kina versus the U.S. dollar);

•

changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations;

•	risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);

•	litigation and legal and administrative proceedings;

•	contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

•	business opportunities that may be presented to, or pursued by, the Company;

•	the Company’s ability to successfully integrate acquisitions or complete divestitures;

•	employee relations, including loss of key employees;

•	availability and increased costs associated with mining inputs and labor;

•	risks related to the failure of internal controls;

•	risks related to competition in the mining industry;

•	risks related to the impairment of the Company’s goodwill and assets; and

•	the organization of Barrick’s previously held African gold operations and properties under a separate listed company, Acacia.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” and to the MD&A (which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F) for a discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this Annual Information Form.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities regulatory authorities and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or following review by, Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive of Barrick; Simon Bottoms, CGeol, MGeol, FGS, MAusIMM, Mineral Resources Manager: Africa and Middle East of Barrick; Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick; and Robert Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth of Barrick.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Executive Vice President, Exploration and Growth.

Each of Messrs. Quick, Bottoms, Sims and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” is an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Quick, Bottoms, Sims and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. No such person received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of any outstanding class of securities of Barrick’s associates or affiliates.

THIRD PARTY DATA

Any reference to Tier One Gold Assets of Barrick’s industry peers included in this Annual Information Form is based on data obtained from Wood Mackenzie as of August 31, 2018 or in relation to Newmont, certain more recent information provided by Newmont which Barrick has not independently verified. Wood Mackenzie is an independent third-party research and consultancy firm that provides data for, among others, the metals and mining industry. Neither Wood Mackenzie nor Newmont is affiliated with Barrick. See “Endnotes”.

GENERAL INFORMATION

Organizational Structure

Barrick is a company governed by the Business Corporations Act (British Columbia) (“BCBCA”). Barrick resulted from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation pursuant to the Business Corporations Act (Ontario) (the “OBCA”). By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006. In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009. On November 27, 2018, pursuant to a continuation application, Barrick continued from the Province of Ontario under the OBCA into the Province of British Columbia under the BCBCA. The notice of articles and articles of Barrick under the BCBCA are substantially similar to Barrick’s previous articles and by-laws. Key changes include a bifurcated approach to amendments to the articles where a special resolution is required for certain matters and an ordinary resolution is required for other matters; authorizing only one class of an unlimited number of common shares (preferred share classes are no longer authorized); and a reduction of the notice period to hold shareholder meetings following the fixing of record dates. Barrick’s registered office is located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. Barrick’s head office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Barrick’s business is organized into operating segments for financial reporting purposes, comprising eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. For the year ended December 31, 2018, Barrick’s reportable operating segments were Barrick Nevada, Pueblo Viejo, Lagunas Norte, Veladero, Turquoise Ridge, Acacia and Pascua-Lama. For financial reporting purposes, the Company’s remaining operating segments that are not reportable operating segments are grouped into an “other” category and are not reported on individually. Following Barrick’s merger with Randgold effective January 1, 2019 (the “Merger”), Barrick’s reportable operating segments for financial reporting purposes will also include the Kibali mine and the Loulo-Gounkoto complex. Barrick’s material properties presented in this Annual Information Form are: Cortez, Goldstrike, Pueblo Viejo, Veladero, Turquoise Ridge, Kibali and Loulo-Gounkoto. See “Narrative Description of the Business – Reportable Operating Segments”.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 18, 2019 and their respective locations or jurisdictions of incorporation, as applicable, is set out below. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (British Columbia)
53.49% [1]
BGC Holdings Ltd. (Cayman Islands)
Arizona Star Resource (Bermuda) Ltd. (Cayman Islands)
50%
AC 40689 Ltd. (Cayman Islands)
1.534%
Inversiones Arizona Star Chile Limitada (Chile)
30.7%
38.6%
Norte Abierto SpA (Chile)
Norte Abierto Project (Chile)
Dominicana Holdings Inc. (Barbados)
60%
Pueblo Viejo Dominicana Corporation (Barbados)
Pueblo Viejo Mine (Dominican Republic)
Barrick Holdings International Ltd. (Cayman Islands)
Barrick International (Barbados) Corp. (Barbados)
43.60%
16.67%
Placer B-C Limited (Cayman Islands)
98.466% [1]
Zaldivar Chile Inc. (Cayman Islands)
85.376% [1]
Compania Minera Zaldivar Limitada (Chile)
50%
Compania Minera Zaldivar SpA (Chile)
Zaldivar Mine (Chile)
14.623% [1]
Inversiones Barrick Conosur Limitada (Chile)
99.99% [1]
Sutton Resources Ltd. (British Columbia)
Romanex International Limited (British Columbia)
Kabanga Holdings Ltd. (Cayman Islands)
60%
Kabanga Nickel Company Limited (Tanzania)
40%
Kabanga Project (Tanzania)
60%
Kagera Mining Company Limited (Tanzania)
40%
Kagera Project (Tanzania)
Barrick Holdings Ltd. (Cayman Islands)
99.9999% [1]
South American Mineral Ventures Limited (Cayman Islands)
98.23% [1]
Minera Barrick Misquichilca S.A. (Peru)
Lagunas Norte Mine (Peru)
Pierina Mine [2] (Peru)
Barrick Exploraciones Argentina S.A. (Argentina)
98% [1]
Pascua-Lama Project (Chile/ Argentina)
PDG Sona (Cayman) Ltd. (Cayman Islands)
Placer International Finance Inc. (Cayman Islands)
11.03%
Acacia Mining plc (United Kingdom)
9.11%
BUK HoldCo Limited (United Kingdom)
East African Gold Mines Pty Limited (Australian Capital Territory)
99.99992% [1]
North Mara Gold Mine Limited (Tanzania)
North Mara Mine (Tanzania)
KMCL Holdings Ltd. (Cayman Islands)
99.98628% [1]
Bulyanhulu Gold Mine Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
1816962 Ontario Inc. (Ontario)
Pangea Goldfields Inc. (Ontario)
95%
5%
1051694 Ontario Inc. (Ontario)
Pangea Minerals Limited (Tanzania)
Buzwagi Mine (Tanzania)
Compania Minera San Jose, Inc. (Cayman Islands)
Compania Minera Nevada SpA (Chile)
PDG Aurora LLC (Cayman Islands)
Aurum Insurance Company Inc. (Barbados)
PDG (Barbados) Limited (Cayman Islands)
Barrick Holding Co. (California)
96.36%
Argentina Gold Corp (Canada)
90.34% [1]
Argentina Gold (Bermuda) I Ltd. (Cayman Islands)
55% [1]
Barrick Cayman (V) Ltd. (Cayman Islands)
50%
Argentina Gold (Bermuda) II Ltd. (Cayman Islands)
95.69%
Minera Andina del Sol S.R.L. (Argentina)
Veladero Mine (Argentina)
ABX Financeco Inc. (Delaware)
Barrick Gold Exploration Inc. (Delaware)
Barrick Goldstrike Mines Inc. (Colorado)
Goldstrike Property (United States)
Barrick (HMC) Mining Company (Delaware)
3.64%
Homestake Mining Company of California (California)
53.8%
46.2%
Barrick Gold Finance Company (Nova Scotia)
87.83% [1]
Barrick Gold Inc. (Ontario)
Hemlo Property (Canada)
Barrick North America Holding Corporation (Nevada)
Barrick Turquoise Ridge Inc. (Delaware)
75%
Turquoise Ridge Mine (United States)
Barrick Gold Finance Inc. (Delaware)
40%
Cortez Property (United States)
60%
Barrick (Australia Pacific Holdings) Pty Ltd (Northern Territory)
Barrick Administration Company Pty Ltd (Victoria)
Barrick (Australia Pacific) Pty Limited (South Australia)
50%
Kalgoorlie Mine (Australia)
Barrick Gold U.S. Inc. (California)
50%
Donlin Gold LLC (Delaware)
Donlin Gold Project (Alaska)
Barrick Cortez Inc. (Delaware)
Golden Sunlight Mines, Inc. (California)
Golden Sunlight Mine (United States)
Equinox Minerals Limited (Ontario)
Barrick Resources (Australia) Pty Limited (New South Wales)
Barrick Copper Overseas Pty Limited (Western Australia)
Barrick African Copper Pty Limited (Western Australia)
99.996% [1]
Lumwana Mining Company Limited (Zambia)
Lumwana Mine (Zambia)
Barrick Middle East Pty Limited (Queensland)
50%
Ma'aden Barrick Copper Company Limited (Saudi Arabia)
Jabal Sayid Mine (Saudi Arabia)
Barrick (PD) Australia Pty Limited (New South Wales)
50%
Barrick (Niugini) Limited (Papua New Guinea)
95%
Porgera Mine (Papua New Guinea)
Barrick Gold (Senegal) Limited (Jersey)
BG (Holdings) Limited (Mauritius)
83.25%
Massawa Project (Senegal)
Atacama Copper Pty Limited (Victoria)
Tethyan Copper Company Pty Limited (Western Australia)
Tethyan Copper Company Pakistan (Private) Limited (Pakistan)
75%
Reko Diq Project (Pakistan)
Tongon Gold Mine (Côte d'Ivoire)
50%
Morila Limited (Jersey)
80%
Societe des Mines de Morila SA (Mali)
Morila Gold Mine (Mali)
Barrick Gold (Holdings) Limited (Jersey)
Barrick Gold (Cote d'Ivoire) Limited (Jersey)
Barrick Gold (Gounkoto)Limited (Jersey)
New Mining Holdings Limited (BVI)
51%
49%
New Mining Côte d'Ivoire SA (Côte d'Ivoire)
1%
89%
Societe des Mines de Tongon SA (Côte d'Ivoire)
80%
Societe des Mines de Gounkoto SA (Mali)
Gounkoto Gold Mine (Mali)
Kibali Gold Mine (DRC)
Barrick Gold (Kibali) Limited (Jersey)
Barrick Gold (SOMILO)Limited (Jersey)
Mining Investments (Jersey) Limited (Jersey)
Kibali (Jersey) Limited (Jersey)
50%
Moto (Jersey) 1 Limited (Jersey)
Moto (Jersey) 2 Limited (Jersey)
70%
Kibali Goldmines SA (DRC)
20%
80%
Societe des Mines de Loulo SA (Mali)
Loulo Gold Mine (Mali)

[1] Wholly-owned, directly or indirectly, by Barrick Gold Corporation.

[2] In closure

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 18, 2019, including those mines held through Barrick’s equity interest in Acacia, is set out at the end of this “General Information” section.

General Development of the Business

History

Barrick entered the gold mining business in 1983 and is a leading international gold company. The Company has interests in operating mines or projects in Canada, the United States, Australia, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the DRC, Mali, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania and Zambia. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now operates on five continents.

Significant Acquisitions

On September 24, 2018, Barrick and Randgold entered into a cooperation agreement and issued a merger announcement in which they announced that they had reached agreement on the terms and conditions of the all-share no-premium Merger of Barrick and Randgold pursuant to which Barrick would acquire all of the issued and outstanding ordinary shares of Randgold (the “Randgold Shares”). The Merger was effected pursuant to a court sanctioned scheme of arrangement under Companies (Jersey) Law 1991. Barrick and Randgold shareholders approved the Merger in November 2018 and the Merger closed on January 1, 2019. On the closing date: shareholders of Randgold received 6.1280 common shares of Barrick for each Randgold Share held; Randgold became a wholly-owned subsidiary of Barrick, and Barrick continued the operations of Barrick and Randgold on a combined basis. Barrick began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019. Barrick’s trading symbol on the NYSE was changed from ABX to GOLD, the trading symbol previously held by Randgold on the NASDAQ, and its trading symbol remained ABX on the TSX.

Randgold engaged in gold mining, exploration and related activities focused on West and Central Africa. It holds interests in five operating mines; three in Mali, West Africa: Morila, Loulo and Gounkoto, one in Côte d’Ivoire, West Africa: Tongon, and one in the DRC, Central Africa: Kibali. It also has a portfolio of exploration permits and projects with various exploration programs, ranging from early stage exploration to feasibility studies being undertaken. The combination of Barrick and Randgold created a sector-leading gold mining company with five Tier One Gold Assets and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

The Company filed a business acquisition report on Form 51-102F4 in connection with the Merger on March 13, 2019 (the “Business Acquisition Report”). The Business Acquisition Report is on file with the SEC and Canadian provincial securities regulatory authorities.

Unless otherwise specified, information included in this Annual Information Form regarding the business of Barrick or Randgold (i) in respect of a date or period on or prior to December 31, 2018, refers to their respective businesses prior to the Merger, and (ii) in respect of a date or period on or after January 1, 2019 refers to the combined business of Barrick and Randgold following the Merger.

Strategy

Barrick’s vision is to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for Barrick’s owners and partners. The Company’s strategy aims to achieve this through continuously improving asset quality, pursuing operational excellence and maintaining a focus on sustainable profitability.

Asset Quality

Barrick aims to grow its portfolio through investments in tier one assets, tier two assets and strategic assets, with an emphasis on organic growth. The Company is focusing its efforts on identifying, investing in and developing assets that meet Barrick’s investment criteria, which are: (i) with respect to tier one assets, assets with a reserve potential greater than 5 million ounces of gold expected to generate an internal rate of return (“IRR”) of at least 15% (at a long-term gold price calculated with reference to a standard reference gold mine model using current input costs); and (ii) with respect to tier two assets, assets with a reserve potential of greater than 3 million ounces of gold expected to generate an IRR of at least 20% (at a long-term gold price calculated with reference to a standard reference gold mine model using current input costs). All projects undergo rigorous scrutiny by the Company’s Executive Committee at every stage of evaluation and development, prioritizing risk-adjusted returns, capital efficiency and free cash flow generation. Near-term portfolio priorities include advancing projects at Goldrush, Fourmile and Turquoise Ridge and the Company’s strategic partnership with Shandong Gold in the El Indio belt. The Company’s Brownfields exploration focus is on Goldstrike, as well as the Loulo-Gounkoto complex and Kibali (which were both added to Barrick’s portfolio as a result of the Merger). The Company will also invest in exploration across extensive land positions in many of the world’s most prolific gold districts. See “Exploration and Evaluations”.

In addition, the Company is also focused on portfolio optimization, which includes selling non-core assets over time in a disciplined manner and maximizing the long-term value of the business.

Operational Excellence

Barrick is working to fully implement a flat management structure with a strong ownership culture by streamlining management and operations, and holding management accountable for the businesses they manage. The Company also aims to leverage innovation and technology to drive industry-leading efficiencies, and is striving to achieve a zero harm workplace.

Sustainable Profitability

The Company is focused on building trust-based partnerships with host governments, business partners, and local communities to drive shared long-term value. Barrick is taking a disciplined approach to growth, emphasizing long-term value for all stakeholders. By doing this, the Company aims to increase returns to shareholders, driven by a focus on return on capital, internal rate of return and free cash flow.

The Company is also advancing four feasibility-level projects that collectively have the potential to contribute more than one million ounces of annual production to Barrick, with initial contributions expected in 2020. Projects in Nevada at Cortez Deep South, Goldrush, and Turquoise Ridge have been approved and are in execution (final approval by the Board of Directors for the start of major construction at Goldrush remains pending). Scoping studies and pilot project work are supportive of a plant expansion at the Pueblo Viejo mine that could increase throughput by roughly 50% to 12 million tonnes per year, allowing the mine to maintain average annual gold production of approximately 800,000 ounces after 2022 (100% basis). To achieve this, the mine is evaluating a flotation concentrator followed by ultra-fine grinding and tank oxidation of the concentrate. Testing to date has indicated that tank oxidation is preferable to the pad pre-oxidation process previously considered. Pueblo Viejo expects to complete prefeasibility studies for the plant expansion and additional tailings capacity by the end of 2019. The project has the potential to convert roughly seven million ounces of measured and indicated resources to proven and probable reserves (100% basis). The prefeasibility study at Pueblo Viejo mine is evaluating options including the addition of a pre-oxidation heap leach pad, a new mill and flotation concentrator, and additional tailings capacity. The pilot pre-oxidation heap leach pad is now in operation, and construction of the pilot flotation circuit is expected to be completed in the first quarter of 2019. Barrick’s portfolio also contains a number of undeveloped greenfield gold deposits, providing further optionality and leverage to gold prices. These include Alturas, Donlin Gold, Massawa, Norte Abierto and Pascua-Lama. For additional information, see “Material Properties – Cortez Property”, “Material Properties – Turquoise Ridge Mine”, “Material Properties – Pueblo Viejo Mine” and “Exploration and Evaluations”.

Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration and emerging discoveries that have the potential to become profitable mines. In line with Barrick’s focus on growing its exploration portfolio, the Company has also cultivated active partnerships with a number of junior exploration and development companies as the Company seeks to identify potential new core mineral districts for the Company. Examples include Premier Gold at Cove McCoy in Nevada and Reunion Gold in Guyana. For additional information regarding Barrick’s exploration programs and new discoveries, see “Exploration and Evaluations”.

The Company seeks to maintain a robust balance sheet, with total debt at December 31, 2018 of $5.74 billion. Since 2013, Barrick has reduced its total debt by approximately $10 billion.

Driving an ownership culture across the Company is another key element of Barrick’s strategy. In 2016, the Company created the Global Employee Share Plan, which awards Barrick common shares to employees based on overall Company performance. These shares are purchased by Barrick on the open market and must be held for as long as an employee remains with the Company. As of March 18, 2019, Barrick employees now own approximately 1.5 million shares of the Company as a result of the Global Employee Share Plan, fostering a culture of ownership across the organization (this excludes holdings of executives).

Barrick also carried out the following initiatives in 2016, 2017, and 2018 to optimize its portfolio and strengthen its balance sheet:

•

In 2016, Barrick reduced its total debt by $2.04 billion, or 20%, from $9.97 billion to $7.93 billion through a combination of normal course repayments and early debt retirements, including completion of two cash tender offers. On January 11, 2016, Barrick completed the sale of the Bald Mountain mine and its 50% interest in the Round Mountain mine, both in Nevada, to Kinross Gold Corporation (“Kinross”) for cash consideration of $610 million, subject to certain closing adjustments.

•

On June 9, 2017, Barrick completed a transaction with Goldcorp Inc. (“Goldcorp”) to form a new joint venture at the Cerro Casale project in Chile. Pursuant to the transaction, Goldcorp acquired a 25% interest in Cerro Casale from Barrick. The transaction, coupled with the concurrent purchase by Goldcorp of Kinross’s 25% interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50% interest in the joint operations. Goldcorp entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset was the Caspiche project, located approximately 10 kilometers north of Cerro Casale. The Caspiche project was contributed to the joint venture by Goldcorp. The joint venture is now referred to as Norte Abierto and includes the Cerro Casale and Caspiche deposits.

•

On June 30, 2017, Barrick completed the sale of 50% of its interest in the Veladero mine in Argentina to Shandong Gold Mining Co., Ltd. (“Shandong”) for cash consideration of $960 million, plus post-closing working capital adjustments of approximately $30 million received in the fourth quarter of 2017 (for total proceeds of approximately $990 million). The two companies also formed a working group to explore the joint development of the Pascua-Lama deposit, and will evaluate additional investment opportunities on the highly prospective El Indio belt on the border of Argentina and Chile.

•	In 2017, the Company reduced its total debt by $1.51 billion, or 19%, exceeding the original 2017 debt reduction target of $1.45 billion.

•	In 2018, Barrick reduced its total debt by $685 million, or 11%.

•

In September 2018, Barrick entered into a mutual investment agreement with Shandong Gold Group Co., Ltd. (“Shandong Gold”), further strengthening Barrick’s partnership with one of China’s leading mining companies. Under the agreement, Shandong Gold agreed to purchase up to $300 million of common shares of Barrick, and Barrick agreed to invest an equivalent amount in shares of Shandong, a publicly listed company controlled by Shandong Gold. Shares will be purchased in the open market. As at December 31, 2018, Shandong Gold had purchased approximately $198 million of common shares of Barrick and Barrick had purchased approximately $120 million of shares of Shandong.

•

In October 2018, Barrick sold its remaining interest in the Bald Mountain exploration joint venture to an affiliate of Kinross, which was formed as part of the sale of the Bald Mountain asset in January 2016. In consideration for its interest, Barrick received $15.5 million in cash and a 1.25% net smelter return royalty on the property.

  Recent Developments

Barrick has a new management team, effective January 1, 2019. Mark Bristow is now President and Chief Executive Officer of Barrick. Mr. Bristow was formerly the Chief Executive Officer of Randgold, a position he held since its incorporation in 1995. Graham Shuttleworth is now Senior Executive Vice-President and Chief Financial Officer of Barrick, having formerly served as Randgold’s Chief Financial Officer since 2007. Kevin Thomson, Senior Executive Vice-President, Strategic Matters, continues in the role to which he was appointed at Barrick in October 2014.

Barrick is now managed by three regional Chief Operating Officers, each of whom reports to the President and CEO. Mark Hill, formerly Barrick’s Chief Investment Officer, was appointed Chief Operating Officer, Latin America and Australia Pacific. Willem Jacobs, formerly Randgold’s General Manager East and Central Africa, was appointed Chief Operating Officer, Africa and Middle East. Catherine Raw, formerly Barrick’s Chief Financial Officer, was appointed to Chief Operating Officer, North America.

On March 10, 2019, Barrick and Newmont entered into an implementation agreement (the “Implementation Agreement”) to create a joint venture combining their respective mining operations, assets, reserves and talent in Nevada (the “Barrick-Newmont Joint Venture”). The Barrick-Newmont Joint Venture is an historic accord between the two gold mining companies, which have operated independently in Nevada for decades, but have previously been unable to agree on terms for cooperation. The Barrick-Newmont Joint Venture is expected to allow Barrick and Newmont to capture an estimated $500 million in average annual pre-tax synergies in the first five full years of the combination, which is projected to total $5 billion pre-tax net present value over a 20-year period. For further information, see Endnote 2.

Following the completion of the Barrick-Newmont Joint Venture, the Nevada complex will be the world’s single-largest gold producer, with a pro forma output of more than four million ounces in 2018, three Tier

One Gold Assets, potentially another one in the making, and 48 million ounces of reserves. For further information, see Endnotes 3, 4 and 5.

The establishment of the Barrick-Newmont Joint Venture is subject to the usual conditions, including regulatory approvals, and is expected to be completed in the coming months. The joint venture will exclude Barrick’s Fourmile project and Newmont’s Fiberline and Mike deposits, pending the determination of their commercial feasibility.

As a result of the Implementation Agreement, Barrick has withdrawn its Newmont acquisition proposal (the “Newmont Proposal”) announced on February 25, 2019, and its proposals for the Newmont annual general meeting submitted on February 22, 2019.

Results of Operations in 2018

Total revenues in 2018 were $7.2 billion, a decrease of $1.1 billion, or 14%, compared to 2017, primarily due to a decrease in gold sales volume, partially offset by higher realized gold prices. In 2018, gold and copper revenues totaled $6.6 billion and $0.5 billion, respectively, with gold down 14%, compared to the prior year due to a decrease in gold sales volume, partially offset by higher realized gold prices, and copper down 16% compared to the prior year due to lower copper sales volume, combined with lower realized copper prices. Realized gold prices of $1,267 per ounce in 2018 were up 1% compared to the prior year, principally due to higher market prices. Realized copper prices for 2018 were $2.88 per pound, down 2% compared to the prior year due to the impact of negative provisional pricing adjustments recorded in the first quarter of 2018. For an explanation of realized price, see “Non-GAAP Financial Measures – Realized Prices”. In 2018, Barrick reported a net loss of $1.545 billion, including after-tax and non-controlling interest net $799 million in impairment charges, de-recognition of deferred tax assets of $814 million, and inventory impairment at Lagunas Norte of $166 million. This compared to net earnings of $1.438 billion in 2017. Adjusted net earnings were $409 million, compared to adjusted net earnings of $876 million in 2017 (for an explanation of adjusted net earnings, see “Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted Net Earnings per Share”). The significant adjusting items (pre-tax and non-controlling interest effects) in 2018 include: $900 million in net impairment charges primarily relating to Veladero and Lagunas Norte; $742 million in significant tax adjustments primarily relating to the de-recognition of deferred tax assets of $814 million, partially offset by a deferred tax recovery of $107 million on United States withholding taxes; additional adjustments relating to the inventory impairment at Lagunas Norte of $166 million, a write-off of a Western Australia long-term stamp duty tax receivable of $43 million, and costs associated with the Merger of $37 million; partially offset by $68 million in disposition gains mainly relating to the sale of a non-core royalty asset at Acacia.

In 2018, Barrick’s gold production was 4.53 million ounces, 15% lower than 2017 gold production, with costs of sales applicable to gold of $892 per ounce, all-in sustaining costs of $806 per ounce and cash costs of $588 per ounce. Barrick’s copper production in 2018 was 383 million pounds of copper, 7% lower than 2017 copper production, with cost of sales applicable to copper of $2.40 per pound, all-in sustaining costs of $2.82 per pound and C1 cash costs of $1.97 per pound. In 2017, Barrick produced 5.32 million ounces of gold, with costs of sales applicable to gold of $794 per ounce, all-in sustaining costs of $750 per ounce and cash costs of $526 per ounce, and 413 million pounds of copper, with cost of sales applicable to copper of $1.77 per pound, all-in sustaining costs of $2.34 per pound and C1 cash costs of $1.66 per pound. “All-in sustaining costs” and “cash costs” per ounce and “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs per ounce, cash costs per ounce, all-in sustaining costs per pound and C1 cash costs per pound, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

The following table summarizes Barrick’s interest in its producing mines and reportable operating segments and its share of gold production from these mines and reportable operating segments for the periods indicated:

Gold Mines	Ownership[1]	2018[2] (thousands of ounces)	2017[2] (thousands of ounces)

North America

Barrick Nevada, Nevada[3]	100%	2,100	2,312

Pueblo Viejo Mine, Dominican Republic[4]	60%	581	650

Hemlo Property, Ontario	100%	171	196

Golden Sunlight Mine, Montana	100%	32	41

Turquoise Ridge Mine, Nevada[4]	75%	268	211

		3,152	3,410

South America

Lagunas Norte Mine, Peru	100%	245	387

Veladero Mine, Argentina[4,5]	50%	278	432

		523	819

Australia Pacific

Porgera Mine, Papua New Guinea[4]	47.5%	204	235

Kalgoorlie Mine, Western Australia[4]	50%	314	368

		518	603

Africa

Acacia Mining plc, Tanzania[4,7]	63.9%	334	491

		334	491

Company Total[6]		4,527	5,323

1	Barrick’s interest is subject to royalty obligations at certain mines.
2	Sum of gold mine production amounts may not equal total production amounts due to rounding.
3

In the first quarter of 2017, Barrick unified the management and operation of its Cortez and Goldstrike properties, now reported as Barrick Nevada (along with Goldrush and Barrick’s 60% interest in South Arturo).

4	Barrick’s proportional share.
5

Barrick sold 50% of its Veladero mine on June 30, 2017; accordingly, the 2017 production represents Barrick’s share of gold production on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

6	Excludes 85 thousand ounces and 122 thousand ounces of gold produced by the Pierina mine in 2018 and 2017, respectively, incidental to closure activities.
7

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates. Acacia immediately ceased all exports of its gold/copper concentrate. For additional information, see “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes”.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines for the periods indicated:

Copper Mines	Ownership[1]	2018[2] (millions of pounds)	2017[2] (millions of pounds)

Jabal Sayid Mine, Saudi Arabia[3]	50%	55	43

Lumwana Mine, Zambia	100%	224	256

Zaldívar Mine, Chile[3]	50%	104	114

Company Total		383	413

1	Barrick’s interest is subject to royalty obligations at certain mines.
2	Sum of copper mine production amounts may not equal total production amounts due to rounding.
3	Barrick’s proportional share.

See “Narrative Description of the Business” in this Annual Information Form, Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating segments. See “Narrative Description of the Business – Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

The following table summarizes Randgold’s interest in its producing mines and reportable operating segments and its share of gold production from these mines and reportable operating segments for the periods indicated:

Gold Mines	Ownership[1]	2018[2] (thousands of ounces)	2017[2] (thousands of ounces)

Africa

Loulo-Gounkoto Mine Complex, Mali[3]	80%	528	584

Kibali Mine, DRC[3]	45%	363	268

Tongon Mine, Côte d’Ivoire[3]	89.7%	206	259

Morila Mine, Mali[3]	40%	30	28

Randgold Total		1,127	1,139

1	Randgold’s interest is subject to stability convention and other tax and royalty obligations at certain mines.
2	Sum of gold mine production amounts may not equal total production amounts due to rounding.
3	Randgold’s proportional share.

Additional information regarding Randgold’s production figures and results of operations for the year ended December 31, 2018 can be found in the Business Acquisition Report, and additional information regarding operating and capital expenditure guidance in respect of Kibali, Loulo-Gounkoto and Tongon can be found in Barrick’s Q4 report dated February 13, 2019, each of which is on file with the SEC and Canadian provincial securities regulatory authorities.

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. Barrick also produces significant amounts of copper, principally from its Zaldívar joint venture, Jabal Sayid joint venture and its Lumwana mine and holds other interests. Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its operating segments and Barrick as a whole.

Production and Guidance

For the year ended December 31, 2018, Barrick produced 4.5 million ounces of gold at cost of sales applicable to gold of $892 per ounce, all-in sustaining costs of $806 per ounce and cash costs of $588 per ounce. Barrick’s 2019 gold production is targeted at 5.1 to 5.6 million ounces. Barrick expects average cost of sales applicable to gold of $880 to $940 per ounce in 2019, all-in sustaining costs of $870 to $920 per ounce and cash costs of $650 to $700 per ounce, assuming a market gold price of $1,250 per ounce. See “Forward-Looking Information”. The Company’s 2019 gold production is expected to be higher than 2018 as a result of the Merger and inclusion of a full year of production from its 80% interest in Loulo-Gounkoto, its 45% interest in Kibali, its 89.7% interest in Tongon and its 40% interest in Morila. Offsetting the inclusion of these additional production sources, production from Barrick Nevada and Veladero are expected to be lower in 2019 relative to 2018. Barrick currently expect its five-year gold production and cost outlook to be within that range, albeit that cash costs and all-in sustaining costs are expected to decline over that period to below the bottom of these ranges. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

For the year ended December 31, 2018, Barrick produced 383 million pounds of copper at cost of sales applicable to copper of $2.40 per pound, all-in sustaining costs of $2.82 per pound and C1 cash costs of $1.97 per pound. Barrick’s 2019 copper production is targeted at approximately 375 to 430 million pounds at expected cost of sales applicable to copper of $2.30 to $2.70 per pound, all-in sustaining costs of approximately $2.40 to $2.90 per pound and C1 cash costs of approximately $1.70 to $2.00 per pound, assuming a market copper price of $2.75 per pound. See “Forward-Looking Information”. “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and C1 cash costs per pound, refer to “Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

Barrick is currently reviewing the impact of the new Barrick-Newmont Joint Venture on its guidance for both 2019 and its five-year outlook, and expects to provide an update during 2019.

Reportable Operating Segments

During 2018, Barrick’s business was organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. During the third quarter of 2018, Barrick’s president, who was its CODM, resigned from the Company. Three members of Barrick’s executive management team, its Executive Vice-President and Chief Financial Officer, Chief Investment Officer and Senior Vice-President,

Operational and Technical Excellence, together assumed the role of CODM thereafter through to December 31, 2018. Following completion of the Merger on January 1, 2019, Mark Bristow, as President and Chief Executive Officer, has assumed this role. Each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project, is an operating segment for financial reporting purposes. Five additional individual minesites (Loulo, Gounkoto, Kibali, Tongon and Morila) will become operating segments for financial reporting purposes beginning in the first quarter of 2019 as a result of the Merger. Barrick will be re-evaluating its reportable operating segments to reflect the newly acquired minesites and also the decreased level of activity at some of the legacy Barrick minesites.

Barrick has been pursuing step changes in performance in Nevada by fully integrating the Cortez and Goldstrike operations. Over the past four years, these mines have benefited from increased collaboration and additional synergies, including joint production planning to optimize ore processing. By fully integrating the management of their assets, infrastructure, and expertise, Barrick expects to further accelerate improvements in efficiency and productivity. As a result of these changes, in the first quarter of 2019, Barrick added the management and operation of its Turquoise Ridge property under the Barrick Nevada business unit (which already included the Cortez and Goldstrike properties and the Company’s 60% interest in South Arturo, as well as Goldrush and Robertson).

Set out below is a brief description of Barrick’s reportable operating segments as of December 31, 2018, consisting of four individual gold mines, Barrick Nevada, Acacia and one project. Each mine and project receives direction from Barrick’s corporate office, but has responsibility for certain aspects of its business, such as sustainability of mining operations, including exploration, production and closure. Acacia has a greater amount of independence in comparison to Barrick’s other operating segments, as further described below.

For details regarding 2018 production for all operating segments, see “General Information – General Development of the Business”. For additional details regarding the reserves and resources held in each operating segment, see “– Mineral Reserves and Mineral Resources”. See also Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating segments. Barrick’s ability to deliver on its vision, strategic objectives and operating guidance depends on the Company’s ability to understand and appropriately respond to uncertainties and risks. For a description of certain of those sources of uncertainty, relevant risk modification activities and oversight by the Company’s Board of Directors and executive officers, see pages 35 to 38 of the MD&A. For a discussion of material risks relevant to investors, see “Risk Factors”.

Barrick Nevada

In the first quarter of 2017, Barrick unified the management and operation of its Cortez and Goldstrike properties, which, together with the Goldrush property and the Company’s 60% interest in the South Arturo property, are now referred to as Barrick Nevada. Over the past four years, these mines have benefited from increased collaboration and additional synergies, including joint production planning to optimize ore processing. By fully integrating the management of their assets, infrastructure, and expertise, Barrick expects to further accelerate improvements in efficiency and productivity. As a result of these changes, in the first quarter of 2019, Barrick added the management and operation of its Turquoise Ridge property under the Barrick Nevada business unit. However, Cortez, Goldstrike and Turquoise Ridge each individually continue to be material properties for the purposes of this Annual Information Form. In connection with the completion of the transactions contemplated by the Implementation Agreement expected later this year, Cortez and Goldstrike will be contributed to the Barrick-Newmont Joint Venture. See “General Information – General Development of the Business – Recent Developments” and “Risk Factors”.

Barrick Nevada produced approximately 2.1 million ounces of gold at cost of sales attributable to gold of $818 per ounce, all-in sustaining costs of $649 per ounce and cash costs of $507 per ounce in 2018, compared to approximately 2.3 million ounces of gold at cost of sales attributable to gold of $792 per ounce, all-in sustaining costs of $624 per ounce and cash costs of $455 per ounce in 2017. In 2018, production was negatively impacted by lower production at the Cortez oxide mill. This was caused by lower grades and higher sulfide ores from Cortez Hills open pit (“CHOP”), combined with harder ores reducing throughput rates compared to the prior year. As CHOP nears the end of its life (scheduled in 2019), the pit has transitioned from primarily oxide material to a mix of refractory and oxide ore as mining advances deeper into the pit. This increase in refractory ore in the current year negatively impacted production because it was processed at the Goldstrike roaster and, therefore, was limited by over-the-road haulage rates. This compares to the prior year where most of the ore from CHOP was processed through the Cortez oxide mill. In addition, production from the autoclave was lower year-on-year, due to lower recoveries resulting from the processing of a higher proportion of alkaline ores through the thiosulfate circuit relative to the prior year, which was partially offset by increased throughput. The decrease in overall production for Barrick Nevada was partially offset by increased production at the roaster due to increased ore from CHOP and Cortez Hills Underground (“CHUG”), primarily due to higher over the-road haulage and higher refractory grades processed from CHOP. Roaster production further benefited from higher grades processed at the Goldstrike open pit, which was primarily in a stripping phase in the prior year, as well as throughput improvements due to blend optimization, all partially offset by lower grades from CHUG as mining advances deeper into the mine, and a reduction of ore processed from the higher-grade South Arturo phase 2 as mining of this phase ended in fourth quarter of 2017. At Barrick Nevada, the Company expects 2019 gold production to be in the range of 1.75 to 1.90 million ounces, which is lower than 2018 production levels. Lower production is due to the cessation of CHOP operations in the first half of 2019. This is partially offset by an expected increase in bulk mining at both CHUG and Goldstrike underground operations, an increase in leach production due to a ramp up of Crossroads, and an increase in autoclave production as Barrick Nevada has transitioned from an alkaline/acid blend to an all acid-blend. In 2019, the Company expects cost of sales attributable to gold to be in the range of $920 to $970 per ounce, which is higher than 2018, driven primarily by the cessation of the comparatively high-grade, low-cost CHOP operations in the first half of 2019 (which negatively impacts Barrick Nevada’s overall production, sales mix and open pit costs from the continuing lower grade Cortez operations). All-in sustaining costs are expected to be in the range of $850 to $900 per ounce, higher than 2018, due to lower CHOP ounces produced, combined with higher sustaining capital expenditures for leach pad construction and Crossroads expansion stripping transitioning to production phase stripping. Cash costs are expected to be in the range of $640 to $690 per ounce, an increase from 2018, due to lower CHOP ounces produced, partially offset by lower overall expected cost per tonne mined in 2019 resulting from increased bulk mining at CHUG and Goldstrike underground operations. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

Pueblo Viejo (60% basis)

Barrick’s 60% interest in the Pueblo Viejo mine (a material property for the purposes of this Annual Information Form, see “Material Properties – Pueblo Viejo Mine”) produced approximately 581 thousand ounces of gold at cost of sales attributable to gold of $750 per ounce, all-in sustaining costs of $623 per ounce and cash costs of $465 per ounce in 2018, compared to approximately 650 thousand ounces of gold at cost of sales attributable to gold of $699 per ounce, all-in sustaining costs of $525 per ounce and cash costs of $405 per ounce in 2017. Barrick is the operator of the joint venture. In 2018, cost of sales attributable to gold was negatively impacted by lower grades and recoveries, and higher energy prices. This was further impacted by higher costs attributed to higher throughput, and higher costs due to planned autoclave, mill and electrical maintenance. At Pueblo Viejo, the Company expects its equity share of 2019 gold production to be in the range of 550 to 600 thousand ounces, in line with 2018 production levels, driven by increased throughput and recoveries, offset by declining ore grades. In 2019, Barrick expects cost of sales attributable to gold to be in the range of $780 to $830 per ounce. All-in sustaining costs are expected to be $610 to $650 per ounce and cash costs are expected to be in the range of $465 to $510 per ounce. All three measures are expected to be largely in line with 2018. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

Lagunas Norte

Barrick’s Lagunas Norte mine produced approximately 245 thousand ounces of gold at cost of sales attributable to gold of $1,342 per ounce, all-in sustaining costs of $636 per ounce and cash costs of $448 per ounce in 2018, compared to approximately 387 thousand ounces of gold at cost of sales attributable to gold of $617 per ounce, all-in sustaining costs of $483 per ounce and cash costs of $405 per ounce in 2017.    In the fourth quarter of 2018, Barrick concluded that the project related to the processing of carbonaceous material (“CMOP”) does not currently meet the Company’s investment criteria. Barrick will continue to study the project to attempt to improve the economics, but has impaired the carbonaceous material inventory that had been stockpiled in anticipation of this project. As such, an inventory impairment charge of $166 million was recorded at December 31, 2018 to reduce the carrying value of the CMOP ounces in inventory to nil. The higher cost of sales attributable to gold in 2018 was mainly due to the $166 million inventory impairment charge, combined with the impact of lower sales volume. In 2019, Barrick no longer expects Lagunas Norte to be presented as a separate reportable operating segment. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

Veladero (50% basis)

Barrick’s 50% interest in the Veladero mine (a material property for purposes of this Annual Information Form, see “Material Properties – Veladero Mine”) produced approximately 278 thousand ounces of gold at cost of sales attributable to gold of $1,112 per ounce, all-in sustaining costs of $1,154 per ounce and cash costs of $629 per ounce in 2018, compared to approximately 432 thousand ounces of gold at cost of sales attributable to gold of $897 per ounce, all-in sustaining costs of $987 per ounce and cash costs of $598 per ounce in 2017 when Barrick held a 100% interest in the Veladero mine from January 1 to June 30, 2017 and a 50% interest in the Veladero mine from July 1, 2017 onwards (reflecting Barrick’s divestment of 50% of its interest in the Veladero mine on June 30, 2017). See “General Information – General Development of the Business”. The higher cost of sales attributable to gold in 2018 was primarily due to higher depreciation expense as a result of the impact of the fair value increments relating to the revaluation of the Company’s remaining 50% of the Veladero mine. This was combined with the impact of lower grades, an increase in power and energy prices, and the export duties re-established by the Argentine government starting in September. This was partially offset by the significant weakening of the Argentine peso and lower direct mining costs as a result of business improvement initiatives.

Minera Andina del Sol SRL (“MAS”) (formerly, Minera Argentina Gold SRL (“MAG”)) is the subject of a consolidated regulatory proceeding by the San Juan Provincial mining authority (the “Mining Authority”) in respect of operational incidents that occurred in March 2017 and September 2016 involving the release of gold-bearing process solution. In addition, in March 2017, the monitoring system at Veladero detected a rupture of a pipe carrying gold-bearing solution on the leach pad. All solution was contained within the operating site and no solution reached any diversion channels or watercourses. As a result of this rupture, the Government of San Juan temporarily restricted the addition of cyanide to the Veladero mine’s heap leach facility pending completion of certain remedial works. The suspension was lifted on June 15, 2017.

For more information about these matters, see “Material Properties – Veladero Mine” and “Legal Matters–Legal Proceedings”.

At Veladero, the Company expects attributable 2019 production to be in the range of 230 to 250 thousand ounces, lower than 2018 production levels. The decrease is due to lower grades, partially offset by increased throughput, higher efficiencies resulting from the availability and utilization of equipment, and the optimization of stacking and leaching. Barrick expects cost of sales attributable to gold to be in the range of $1,250 to $1,350 per ounce, which is higher than 2018, mainly due to the impact of lower grades. All-in sustaining costs are expected to be $1,150 to $1,250 per ounce, aligned with 2018. Cash costs in 2019 are expected to be in the range of $770 to $820 per ounce, higher than 2018 levels mainly due to the export duty. Operating costs at Veladero are also highly sensitive to local inflation and fluctuations in foreign exchange rates. The Company has assumed an average Argentine peso exchange rate of ARS46:$1 and a local inflation rate of 25% for purposes of preparing its cash cost and all-in sustaining cost guidance for 2019. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

The governance, ownership and joint operation of the Veladero joint venture is governed by the terms of a shareholders’ agreement between Barrick and Shandong (the “Veladero Shareholders’ Agreement”). For further details, refer to “Material Properties – Veladero Mine – General Information – History”.

Turquoise Ridge (75% basis)

Barrick’s 75% interest in the Turquoise Ridge mine (a material property for purposes of this Annual Information Form, see “Material Properties – Turquoise Ridge Mine”) produced approximately 268 thousand ounces of gold at cost of sales attributable to gold of $783 per ounce, all-in sustaining costs of $756 per ounce and cash costs of $678 per ounce in 2018, compared to approximately 211 thousand ounces of gold at cost of sales attributable to gold of $715 per ounce, all-in sustaining costs of $733 per ounce and cash costs of $589 per ounce in 2017. Barrick is the operator of the joint venture. The higher cost of sales attributable to gold in 2018 mainly reflected an increase in processing costs attributed to the new toll milling agreement for the processing of ore at Newmont’s Twin Creeks facility, partially offset by lower mining costs. At Turquoise Ridge, the Company expects attributable 2019 production to be in the range of 270 to 310 thousand ounces, which is in line with 2018 production levels. Mining rates and grade will be similar to 2018, with the focus on reducing unit costs. Cost of sales attributable to gold are expected to be in the range of $655 to $705 per ounce which is lower than 2018, mainly driven by lower mining costs and steady stockpile inventory. All-in sustaining costs in 2019 are expected to be in the range of $680 to $730 per ounce, in line with 2018. Cash costs in 2019 are expected to be in the range of $550 to $600 per ounce, lower than 2018 mainly due to lower mining unit costs. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

In January 2018, Barrick and Newmont reached an agreement on a new, seven-year toll milling agreement (the “TMA”) for the processing of Turquoise Ridge ore at Newmont’s Twin Creeks facility. The TMA supports plans to expand production at Turquoise Ridge by increasing contractual processing capacity. It provides for throughput of 850,000 tons per year in each of 2018 and 2019, rising to 1.2 million tons per year between 2020 and 2024, with provisions for the parties to agree to additional processing of conforming ore beyond these amounts. For 2019, Barrick and Newmont have agreed to additional processing of 100,000 tons, for a total throughput of 950,000 tons.

In connection with the completion of the transactions contemplated by the Implementation Agreement expected later this year, Turquoise Ridge will be contributed to the Barrick-Newmont Joint Venture. See “General Information – General Development of the Business – Recent Developments” and “Risk Factors”.

Acacia Mining plc (63.9% basis)

Acacia’s operations consist of its Bulyanhulu underground mine, its North Mara open pit and underground mine and its Buzwagi open pit mine, all located in Tanzania. Barrick’s equity interest in Acacia is 63.9%. The assets, liabilities, operating results and cash flows of Acacia are consolidated by Barrick. Acacia’s shares are listed for trading on the London Stock Exchange (“LSE”). In 2018, Barrick’s equity interest in Acacia’s gold production was approximately 334 thousand ounces of gold at cost of sales attributable to gold of $876 per ounce, all-in sustaining costs of $905 per ounce and cash costs of $680 per ounce, compared to approximately 491 thousand ounces of gold at cost of sales attributable to gold of $791 per ounce, all-in sustaining costs of $875 per ounce and cash costs of $587 per ounce in 2017. This year-over-year decline in production was due to Bulyanhulu being transitioned to reduced operations in the third quarter of 2017 and transitioning Buzwagi to a lower grade stockpile processing operation, partially offset by higher average grades at the Nyabirama open pit at North Mara. The Company expects Acacia’s 2019 gold production to be in the range of 320 to 350 thousand ounces (Barrick’s share), which is in line with 2018 production levels, as its expects Bulyanhulu to remain on reduced operations, Buzwagi to continue processing stockpiles, and North Mara to be fully operational. In 2019, Barrick expects cost of sales attributable to gold to be in the range of $920 to $970 per ounce. All-in sustaining costs are expected to be in the range of $860 to $920 per ounce and cash costs are expected to be in the range of $665 to $710 per ounce. All three measures are expected to be largely in line with 2018. “All-in sustaining costs” and “cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates (the “Ban”). Following its imposition of the Ban, Acacia immediately ceased all exports of its gold/copper concentrate. While Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government, international arbitration proceedings have been commenced in accordance with the applicable Mineral Development Agreements with the Government of Tanzania to resolve these matters. On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Such terms would be subject to review and approval by Acacia. On February 20, 2019, Barrick announced that it had arrived at a proposal that sets forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania. The proposal is consistent with the October 19, 2017 framework. Work is underway to finalize the definitive agreements needed to give effect to the proposal. In order to become effective, the proposal and those agreements must be approved by Acacia and the Government of Tanzania, in keeping with applicable laws and regulations. For additional information, see “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes”.

Barrick and Acacia are parties to a relationship agreement (the “Acacia Relationship Agreement”) that regulates various aspects of the ongoing relationship between the two companies. The principal purpose of the Acacia Relationship Agreement is to ensure that Acacia is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms. Under that agreement, so long as Barrick maintains a 40% equity interest in Acacia, Barrick is entitled to appoint the greater of (i) three non-executive directors to Acacia’s board of directors; and (ii) the maximum number of non-executive directors that may be appointed to Acacia’s board of directors, while ensuring Acacia is compliant with the UK Combined Code of Corporate Governance. If Barrick’s shareholding in Acacia falls below 40%, there is a sliding scale as to the number of directors it may appoint. As of March 18, 2019, Acacia had six directors, one of whom was appointed by Barrick. The Acacia Relationship Agreement will remain in force as long as Acacia’s shares are listed on the LSE and Barrick maintains at least a 15% equity interest. The Acacia Relationship Agreement contains a number of other commitments and restrictions, including a non-competition clause pursuant to which (i) Barrick agrees it will not pursue any gold or silver mining project in Africa, as such terms are defined in the Acacia Relationship Agreement, and (ii) Acacia agrees it will not pursue any gold or silver mining project outside of Africa, as such terms are defined in the Acacia Relationship Agreement. The non-competition clause is subject to various exceptions and only applies for so long as Barrick holds at least a 30% equity interest in Acacia. If either Barrick or Acacia wants to pursue a project which is subject to the non-competition restriction (the “Notifying Party”), they are required to notify the other party and, if the other party waives the opportunity or fails to respond in a timely fashion, the Notifying Party will be entitled to pursue the project described in the notice. See “Risk Factors – Holding of Acacia”.

Barrick’s Kabanga nickel project and Lumwana copper mine are not included in the assets held by Acacia. Barrick continues to directly hold its 50% interest in the Kabanga project, which is located in Tanzania. Barrick also directly holds its 100% interest in the Lumwana mine, which is located in Zambia.

Pascua-Lama Project

The Pascua-Lama project, located on the border between Chile and Argentina, contains 21.3 million ounces of measured and indicated gold resources. For more information about the Pascua-Lama project, see “Exploration and Evaluations – Pascua-Lama”.

On January 17, 2018, Chile’s Superintendencia del Medio Ambiente (“SMA”) ordered the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. The sanction is part of a re-evaluation process order by the country’s Environmental Court in 2014 and relates to historical compliance matters. Barrick appealed the resolution on a number of grounds, including on the basis that the sanction is disproportionate to actual environmental impacts. See “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions” for more detail regarding the SMA regulatory sanctions. As a result, Barrick reclassified Pascua-Lama’s proven and probable gold reserves of approximately 14 million ounces as measured and indicated resources as of year-end 2017.

As part of the strategic cooperation agreement between Barrick and Shandong Gold, Shandong Gold will carry out an independent evaluation of the potential to develop a mining project at Lama in Argentina, including a high level evaluation of potential synergies between Lama and the nearby Veladero operation. Following the completion of this study, Barrick and Shandong may agree to conduct additional studies and technical work to evaluate a number of development options.

For additional information regarding Barrick’s projects, see “Exploration and Evaluations”.

Mineral Reserves and Mineral Resources

Barrick’s Mineral Reserves and Mineral Resources

As at December 31, 2018, Barrick’s total proven and probable gold reserves were 62.3 million ounces, compared to 64.4 million ounces at the end of 2017. While 5.4 million ounces of reserves were depleted through mining and processing, Barrick added 3.2 million ounces of reserves at an average grade of 4.7 grams per tonne, significantly higher than its overall reserve grade of 1.56 grams per tonne. Reserves at Barrick’s underground operations, where the majority of its future production will come from, were replaced, with additions at Turquoise Ridge, Goldstrike, Hemlo and Porgera.

As at December 31, 2018, Barrick’s total proven and probable copper reserves decreased to 10.6 billion pounds compared to 11.2 billion pounds at the end of 2017.

Barrick estimated its 2018 reserves based on an assumed gold price of $1,200 per ounce, an assumed silver price of $16.50 and an assumed copper price of $2.75 per pound and long-term average exchange rates of C$1.25:$1 and A$1:$0.75, consistent with the price assumptions used in 2017. Reserves at Kalgoorlie have been estimated based on an assumed gold price of A$1,600 per ounce and reserves at Bulyanhulu, North Mara and Buzwagi have been estimated based on an assumed gold price of $1,200 per ounce. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property.

The price assumptions used to calculate reserves in 2018 are consistent with those used by Barrick for mine planning and for the assessment of project economics. In confirming its annual reserves for each of its mineral properties, projects, and operations, Barrick conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

Unless otherwise noted, Barrick’s reserves and resources have been estimated as at December 31, 2018, in accordance with definitions adopted by the CIM and incorporated into National Instrument 43-101 (see “Glossary of Technical Terms”). Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the estimation of reserves, see “– Notes to the Barrick Mineral Reserves and Resources Tables” below. Barrick’s normal data verification procedures have been employed in connection with the estimations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at each of the Company’s properties and projects. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by either independent laboratories or the laboratory onsite, in which case independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at each property and project conform to industry accepted quality control methods. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted the SEC Modernization Rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act (see Note 8 of “– Notes to the Barrick Mineral Reserves and Resources Tables” below). These SEC Modernization Rules became effective February 25, 2019, with compliance required for the first fiscal year beginning on or after January 1, 2021, and replace the historical property disclosure requirements for mining registrants that were included in Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Barrick’s estimates of proven and probable reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

See “Glossary of Technical Terms” for definitions of the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve”.

GOLD MINERAL RESERVES[1,3,4,5,8,12,13,14,15]

As at December 31, 2018	PROVEN			PROBABLE			TOTAL

Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)

NORTH AMERICA

Goldstrike Open Pit	50,281	2.85	4,609	8,706	3.78	1,058	58,987	2.99	5,667

Goldstrike Underground	5,233	11.32	1,904	3,675	8.07	954	8,908	9.98	2,858

Goldstrike Property Total	55,514	3.65	6,513	12,381	5.05	2,012	67,895	3.91	8,525

Pueblo Viejo (60.00%)	61,630	2.56	5,071	15,111	3.05	1,481	76,741	2.66	6,552

Cortez	17,642	2.01	1,138	127,412	1.86	7,599	145,054	1.87	8,737

Goldrush	—	—	—	6,399	9.69	1,993	6,399	9.69	1,993

Turquoise Ridge (75.00%)	9,018	13.62	3,950	7,373	12.16	2,883	16,391	12.97	6,833

South Arturo (60.00%)	2,257	3.20	232	2,006	2.79	180	4,263	3.01	412

Hemlo	1,425	4.17	191	22,677	2.38	1,733	24,102	2.48	1,924

Golden Sunlight	263	1.06	9	103	3.32	11	366	1.70	20

SOUTH AMERICA

Norte Abierto (50.00%)[10]	114,851	0.65	2,391	483,950	0.59	9,232	598,801	0.60	11,623

Veladero (50.00%)[9]	15,508	0.66	327	91,068	0.76	2,211	106,576	0.74	2,538

Lagunas Norte	23,630	2.50	1,896	21,256	3.01	2,056	44,886	2.74	3,952

AUSTRALIA PACIFIC

Porgera (47.50%)	1,170	7.90	297	12,074	4.64	1,803	13,244	4.93	2,100

Kalgoorlie (50.00%)	20,825	1.23	825	75,563	1.16	2,826	96,388	1.18	3,651

AFRICA

Bulyanhulu (63.90%)	1,542	11.01	546	5,063	7.38	1,201	6,605	8.23	1,747

North Mara (63.90%)	1,461	4.51	212	15,312	2.40	1,183	16,773	2.59	1,395

Buzwagi (63.90%)	6,817	0.90	197	—	—	—	6,817	0.90	197

OTHER	11,087	0.23	82	2,469	0.28	22	13,556	0.24	104

TOTAL	344,640	2.15	23,877	900,217	1.33	38,426	1,244,857	1.56	62,303

COPPER MINERAL RESERVES[1,3,4,5,8,12,13,15]

As at December 31, 2018	PROVEN			PROBABLE			TOTAL

Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)

Zaldívar (50.00%)	126,390	0.461	1,283.9	107,352	0.467	1,105.0	233,742	0.464	2,388.9

Lumwana	31,707	0.454	317.4	342,889	0.560	4,230.1	374,596	0.551	4,547.6

Jabal Sayid (50.00%)	11,087	2.428	593.5	2,469	2.178	118.6	13,556	2.383	712.1

TOTAL	169,184	0.588	2,194.8	452,710	0.546	5,453.7	621,894	0.558	7,648.6

See “– Notes to the Barrick Mineral Reserves and Resources Tables”.

GOLD MINERAL RESOURCES[1,2,3,7,8,12,13]

As at December 31, 2018	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)

NORTH AMERICA

Goldstrike Open Pit	1,243	1.40	56	1,768	1.04	59	115	214	2.18	15

Goldstrike Underground	2,329	9.60	719	2,824	8.79	798	1,517	1,603	8.91	459

Goldstrike Property Total	3,572	6.75	775	4,592	5.80	857	1,632	1,817	8.11	474

Pueblo Viejo (60.00%)	7,613	2.39	585	93,739	2.47	7,442	8,027	27,598	2.43	2,152

Cortez	3,353	1.84	198	53,374	1.73	2,971	3,169	13,158	1.67	705

Goldrush	—	—	—	30,942	9.40	9,353	9,353	11,867	9.31	3,552

Turquoise Ridge (75.00%)	2,983	7.70	738	2,439	8.23	645	1,383	1,872	11.93	718

South Arturo (60.00%)	3,596	1.06	122	10,229	1.04	342	464	1,140	1.31	48

Hemlo	592	3.10	59	36,878	1.28	1,515	1,574	6,023	3.37	653

Golden Sunlight	120	1.56	6	2,777	1.77	158	164	1,604	1.63	84

Donlin Gold (50.00%)	3,865	2.52	313	266,803	2.24	19,190	19,503	46,108	2.02	2,997

SOUTH AMERICA

Norte Abierto (50.00%)[10]	321,528	0.56	5,766	528,596	0.44	7,540	13,306	346,770	0.35	3,916

Pascua-Lama[11]	42,809	1.86	2,564	391,734	1.49	18,783	21,347	15,400	1.74	863

Veladero (50.00%)[9]	3,361	0.50	54	67,611	0.58	1,263	1,317	35,872	0.48	555

Lagunas Norte	1,136	1.07	39	15,814	1.13	576	615	1,546	1.35	67

Alturas	—	—	—	—	—	—	—	261,265	1.06	8,865

AUSTRALIA PACIFIC

Porgera (47.50%)	50	4.98	8	11,667	4.73	1,773	1,781	11,329	3.99	1,455

Kalgoorlie (50.00%)	5,343	1.42	244	25,455	1.51	1,235	1,479	9,402	2.33	704

AFRICA

Bulyanhulu (63.90%)	362	13.49	157	4,720	7.97	1,210	1,367	9,587	11.76	3,625

North Mara (63.90%)	1,247	2.29	92	6,901	2.59	574	666	2,835	4.87	444

Buzwagi (63.90%)	—	—	—	2,878	1.04	96	96	31,898	0.77	790

OTHER	3,790	3.59	438	10,902	3.33	1,166	1,604	15,764	1.73	878

TOTAL	405,320	0.93	12,158	1,568,051	1.52	76,689	88,847	852,855	1.22	33,545

See “– Notes to the Barrick Mineral Reserves and Resources Tables”.

COPPER MINERAL RESOURCES[1,2,3,7,8,12,13]

As at December 31, 2018	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)

Zaldívar (50.00%)	101,841	0.342	767.2	51,856	0.333	380.3	1,147.4	21,875	0.255	122.9

Lumwana	26,755	0.384	226.2	532,408	0.503	5,909.5	6,135.8	119,060	0.452	1,187.2

Jabal Sayid (50.00%)	1,127	1.627	40.4	1,603	2.178	77.0	117.4	357	1.646	13.0

TOTAL	129,723	0.361	1,033.8	585,867	0.493	6,366.7	7,400.6	141,292	0.425	1,323.1

See “– Notes to the Barrick Mineral Reserves and Resources Tables”.

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES1,12,13,A
For the year ended Dec 31, 2018	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL

	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Process recovery
Based on attributable ounces	(000s)	(gm/t)	(000s)	(000s)	(gm/t)	(000s)	(000s)	(gm/t)	(000s)

NORTH AMERICA
Pueblo Viejo (60.00%)	61,630	17.59	34,857	15,111	14.81	7,195	76,741	17.04	42,052	76.9%

SOUTH AMERICA

Norte Abierto (50.00%)[10]	114,851	1.91	7,043	483,950	1.43	22,300	598,801	1.52	29,343	69.0%

Lagunas Norte	23,630	5.47	4,152	21,256	7.01	4,788	44,886	6.19	8,940	35.6%

Veladero (50.00%)[9]	9,175	12.79	3,774	91,068	14.05	41,131	100,243	13.93	44.905	9.4%

AFRICA
Bulyanhulu (63.90%)[16]	1,542	8.90	441	3,336	6.19	664	4,878	7.05	1,105	45.0%

TOTAL	210,828	7.42	50,267	614,721	3.85	76,078	825,549	4.76	126,345	48.1%

A Silver is accounted for as a by-product credit against reported or projected gold production costs.

See “– Notes to the Barrick Mineral Reserves and Resources Tables”.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES1,12,13,A
For the year ended Dec 31, 2018	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL

	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Process recovery
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)

SOUTH AMERICA
Norte Abierto (50.00%)[10]	114,851	0.190	480.9	483,950	0.226	2,408.8	598,801	0.219	2,889.7	87.4%

AFRICA

Bulyanhulu (63.90%)[16]	1,542	0.528	17.9	3,336	0.555	40.8	4,878	0.547	58.8	90.0%

Buzwagi (63.90%)	—	—	—	—	—	—	—	—	—	—%

TOTAL	116,393	0.194	498.8	487,286	0.228	2,449.7	603,679	0.222	2,948.5	87.5%

A Copper is accounted for as a by-product credit against reported or projected gold production costs.

See “– Notes to the Barrick Mineral Reserves and Resources Tables”.

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES[1,12,13]
For the year ended Dec 31, 2018	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Ounces	Tonnes	Grade	Contained ozs
Based on attributable ounces	(000s)	(gm/t)	(000s)	(000s)	(gm/t)	(000s)	(000s)	(000s)	(gm/t)	(000s)

NORTH AMERICA

Pueblo Viejo (60.00%)	7,613	14.28	3,496	93,739	13.60	40,978	44,474	27,598	10.80	9,584

SOUTH AMERICA

Norte Abierto (50.00%)[10]	321,528	1.20	12,417	528,596	1.17	19,804	32,221	346,770	1.00	11,162

Pascua-Lama[11]	42,809	57.21	78,747	391,734	52.22	657,718	736,465	15,400	17.83	8,830

Lagunas Norte	1,136	2.82	103	15,814	2.70	1,371	1,474	1,546	5.23	260

Veladero (50.00%)[9]	3,361	8.90	962	67,611	11.92	25,918	26,880	35,872	11.64	13,427

AFRICA
Bulyanhulu (63.90%)	362	10.40	121	4,720	5.38	816	937	9,587	9.01	2,778

TOTAL	376,809	7.91	95,846	1,102,214	21.07	746,605	842,451	436,773	3.28	46,041

See “– Notes to the Barrick Mineral Reserves and Resources Tables”.

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES[1,12,13]
For the year ended Dec 31, 2018	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED

	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Contained lbs	Tonnes	Grade	Contained lbs
Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)

SOUTH AMERICA

Norte Abierto (50.00%)[10]	288,578	0.226	1,438.5	500,796	0.176	1,940.2	3,378.6	345,520	0.171	1,305.5

Pascua-Lama[11]	42,809	0.101	95.7	391,734	0.082	704.6	800.3	15,400	0.049	16.5

AFRICA

Bulyanhulu (63.90%)	362	0.609	4.9	4,720	0.337	35.1	40.0	9,587	0.618	130.6

Buzwagi (63.90%)	—	—	—	2,878	0.109	6.9	6.9	31,898	0.081	56.9

TOTAL	331,749	0.210	1,539.0	900,128	0.135	2,686.8	4,225.8	402,405	0.170	1,509.6

See “– Notes to the Barrick Mineral Reserves and Resources Tables”.

NICKEL MINERAL RESOURCES[1,2,3,8,12,13]

For the year ended Dec 31, 2018	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Contained lbs	Tonnes	Grade	Contained lbs

Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)

AFRICA

Kabanga (50.00%)	6,905	2.490	379.0	11,705	2.720	702.0	1,081.0	10,500	2.596	601.0

See “– Notes to the Barrick Mineral Reserves and Resources Tables”.

RECONCILIATION OF MINERAL RESERVES [1,3,4,5,6,8,13,14,15,17]

Based on attributable ounces

Gold Property (000’s of ounces)	Mineral Reserves December 31, 2017	Processed in 2018	Increase (decrease)	Mineral Reserves December 31, 2018

NORTH AMERICA

Goldstrike Open Pit	5,654	710	723	5,667

Goldstrike Underground	2,765	372	465	2,858

Goldstrike Property Total	8,419	1,082	1188	8,525

Pueblo Viejo (60.00%)	7,224	651	(21)	6,552

Cortez	10,086	1,462	113	8,737

Goldrush	1481	0	512	1,993

Turquoise Ridge (75.00%)	5,878	287	1,242	6,833

South Arturo (60.00%)	365	37	84	412

Hemlo	1,774	183	333	1,924

Golden Sunlight	30	40	30	20

SOUTH AMERICA

Norte Abierto (50.00%)[10]	11,623	0	0	11,623

Veladero (50.00%)[9]	2,816	370	92	2,538

Lagunas Norte	4,005	260	207	3,952

AUSTRALIA PACIFIC

Porgera (47.50%)	2,038	238	300	2,100

Kalgoorlie (50.00%)	3,858	376	169	3,651

AFRICA

Bulyanhulu (63.90%)	3,001	43	(1211)	1,747

North Mara (63.90%)	1,488	235	142	1,395

Buzwagi (63.90%)	269	104	32	197

OTHER (3)	89	0	15	104

TOTAL	64,444	5.368	3,227	62,303

Copper Property (million pounds)	Mineral Reserves December 31, 2017	Mineral Reserves 2018	Increase (decrease)	Mineral Reserves December 31, 2018

Zaldívar (50.00%)	2,411	224	202	2,389

Lumwana	5,014	242	(225)	4,548

Jabal Sayid (50.00%)	626	60	146	712

TOTAL	8,051	526	124	7,649

See “– Notes to the Barrick Mineral Reserves and Resources Tables”.

Notes to the Barrick Mineral Reserves and Resources Tables

1	Reflects Barrick’s ownership share where ownership interest is less than 100%.

2

These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

3	Mineral reserves and resources have been calculated as at December 31, 2018, unless otherwise indicated.

4

In confirming Barrick’s annual reserves for each of its mineral properties, projects, and operations it conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

5

Mineral reserves as at December 31, 2018 have been calculated using an assumed gold price of $1,200 per ounce, an assumed silver price of $16.50 per ounce and an assumed copper price of $2.75 per pound and long-term average exchange rates of C$1.25:$1 and $0.75:A$1. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Kalgoorlie assumed a gold price of A$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of $1,200.

6

Mineral reserves as at December 31, 2017 have been calculated using an assumed gold price of $1,200 per ounce, an assumed silver price of $16.50 per ounce and an assumed copper price of $2.75 per pound and long-term average exchange rates of C$1.25:$1 and $0.75:A$1. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Kalgoorlie assumed a gold price of A$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of $1,100.

7

Mineral resources as at December 31, 2018 have been calculated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. An assumed gold price of $1,500 per ounce, an assumed silver price of $20.50 per ounce, an assumed copper price of $3.50 per pound and exchange rates of C$1.25:$1 and A$1:$0.70 have been used in estimating resources.

8

Mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted the SEC Modernization Rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

9

On June 30, 2017, the Company divested 50% of its interest in the Veladero mine. For additional information regarding this matter, see “General Information – General Development of the Business”. Accordingly, 2017 mineral reserves and resources represent Barrick’s 50% ownership of Veladero as at December 31, 2017.

10

On June 9, 2017, Barrick completed a transaction with Goldcorp to form a new partnership at the Cerro Casale project in Chile. Pursuant to the transaction, Goldcorp acquired a 25% interest in Cerro Casale from Barrick. The transaction, coupled with the concurrent purchase by Goldcorp of Kinross’s 25% interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50% interest in the joint operations. Goldcorp also acquired Exeter Resource Corporation, whose sole asset is the Caspiche project. The Caspiche project was contributed to the joint venture by Goldcorp. The joint venture is now referred to as Norte Abierto and includes the Cerro Casale and Caspiche deposits. For additional information regarding this matter, see “General Information – General Development of the Business”. Accordingly, 2017 mineral reserves and resources represent Barrick’s 50% ownership of Cerro Casale as at December 31, 2017.

11

On January 17, 2018, Chile’s Superintendencia del Medio Ambiente (SMA) ordered the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. As a result, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources.

12	Grade represents an average, weighted by reference to tonnes of ore type where several recovery processes apply.

13

Ounces or pounds, as applicable, estimated to be present in the tonnes of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.

14

Gold mineral reserves as at December 31, 2018 include stockpile material totaling approximately 212.4 million tonnes, containing approximately 12.9 million ounces. Properties at which stockpile material exceeds 30 thousand ounces or represents more than 5% of the reported gold reserves are as follows:

Property	Tonnes (000s)	Grade (gm/tonne)	Contained Ounces (000s)

Goldstrike Open Pit	48,241	2.76	4,285

Pueblo Viejo	50,473	2.53	4,101

Kalgoorlie	67,296	0.77	1,661

Lagunas Norte	19,103	2.37	1,454

Cortez	7,665	3.28	808

Porgera	1,696	2.29	125

Buzwagi	6,792	0.90	196

Veladero	5,653	0.46	83

North Mara	4,884	1.10	172

Golden Sunlight	261	1.07	9

15	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2018 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (gm/tonne)

Bulyanhulu	87.7	6.03

Buzwagi	85.0	0.79

North Mara	84.0 to 91.0	1.45 to 3.29

Kalgoorlie	73.0 to 87.0	0.90 to 1.90

Porgera	86.1 to 89.3	1.23 to 3.62

Hemlo	89.0 to 93.3	0.58 to 4.70

Goldstrike Open Pit	52.6 to 83.8	1.20 to 2.40

Goldstrike Underground	89.5	5.42 to 6.65

South Arturo	68.0 to 89.8	0.86 to 1.10

Cortez	62 to 92	0.14 to 4.83

Golden Sunlight	76.5 to 81.2	2.36 to 2.51

Turquoise Ridge	92.0	8.54 to 10.08

Pueblo Viejo	90.4	1.55

Lagunas Norte	46.4 to 96.0	0.53 to 2.30

Cerro Casale	74.4	0.22 to 0.30

Veladero	40.1 to 80.5	0.18 to 0.32

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (%)

Zaldívar	45.0 to 64.5	0.19% to 0.21%

Lumwana	53.6 to 95.0	0.19% to 0.30%

Jabal Sayid	94.0	1.4%

16

Silver and copper probable reserve tonnage at the Bulyanhulu mine is less than the gold probable reserve tonnage because the gold reserve includes 3.3 million tonnes of tailings material which are being separately reprocessed for recovery of gold only.

17	Totals may not sum due to rounding.

Randgold’s Ore Reserves and Mineral Resources

Ore reserves and mineral resources of Randgold have been estimated as at December 31, 2018 in accordance with the JORC Code and are summarized in the table below. The JORC Code is an “acceptable foreign code” for purposes of National Instrument 43-101 and, as a result, Barrick is entitled to include Randgold ore reserves and mineral resources disclosure in this Annual Information Form. Ore reserves and mineral resources reported pursuant to the JORC Code are functionally equivalent to CIM reporting standards. In addition, Barrick has reconciled the reported Randgold ore reserves to the CIM definition of “mineral reserves” and there are no material differences. Following the adoption thereof by the SEC, the SEC Modernization Rules are substantially similar to the JORC Code standards. Investors are also cautioned that while the JORC Code recognizes, and the SEC will now recognize, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” of Randgold are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the estimation of ore reserves, see the table below. Randgold’s normal data verification procedures have been employed in connection with the estimations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Randgold, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include the use of industry-standard data management tools and quality control practices. Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at each of Randgold’s mines and projects. All drill hole collar, survey and assay information used in modeling and resource estimation are verified and approved by the Randgold geologists prior to incorporation into the mine-wide database. Sample preparation and analyses are conducted by either independent laboratories or the laboratory onsite, in which case independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at each property and project conform to industry accepted quality control methods. Regular internal auditing of the ore reserve and mineral resource estimation processes and procedures are conducted. Periodic external auditing of the ore reserve and mineral resource has also been conducted to ensure that Randgold operational procedures are kept up to date and are in line with industry best practices.

Randgold estimated its 2018 ore reserves based on a $1,000 per ounce gold price assumption (except for the Kibali KCD open pit, which uses a $1,100 per ounce assumption in its pit design). Readers are cautioned that, unlike Barrick which reports its mineral resources exclusive of mineral reserves, Randgold reports its mineral resources inclusive of ore reserves.

GOLD ORE RESERVES

As at December 31, 2018

Mine/Project	Category	Tonnes (Mt)	Grade (gm/t)	Gold (Moz)	Attributable Gold (Moz)

Kibali					45%

	Proved	20	4.15	2.7	1.2

	Probable	42	4.12	5.6	2.5

	Sub-total Proved and Probable	63	4.13	8.3	3.8

Loulo					80%

	Proved	11	4.00	1.4	1.1

	Probable	23	5.03	3.7	3.0

	Sub-total Proved and Probable	34	4.70	5.1	4.1

Gounkoto					80%

	Proved	5	3.34	0.6	0.5

	Probable	13	4.89	2.0	1.6

	Sub-total Proved and Probable	18	4.43	2.6	2.1

Morila					40%

	Proved	6	0.63	0.1	0.1

	Probable	0.4	1.31	0.02	0.01

	Sub-total Proved and Probable	7	0.67	0.1	0.1

Tongon					90%

	Proved	6	2.20	0.4	0.4

	Probable	7	2.38	0.5	0.5

	Sub-total Proved and Probable	13	2.30	1.0	0.9

Massawa					83%

	Proved	—	—	—	—

	Probable	18	4.17	2.4	2.0

	Sub-total Proved and Probable	18	4.17	2.4	2.0

Total

	Proved	48	3.30	5.2	3.3

	Probable	104	4.30	14.2	9.6

	Proved and Probable	152	3.99	19.5	12.8

See “– Notes to the Randgold Ore Reserves and Mineral Resources Tables”.

GOLD MINERAL RESOURCES

As at December 31, 2018

Mine/Project	Category	Tonnes (Mt)	Grade (gm/t)	Gold (Moz)	Attributable Gold (Moz)
Kibali					45%

	Measured	20	4.60	3.0	1.4

	Indicated	99	3.05	9.7	4.4

	Sub-total Measured and Indicated	120	3.31	12.8	5.7

	Inferred	53	2.50	4.2	1.9

Loulo					80%

	Measured	18	4.88	2.9	2.3

	Indicated	29	5.33	5.0	4.0

	Sub-total Measured and Indicated	47	5.16	7.9	6.3

	Inferred	7	4.24	1.0	0.8

Gounkoto					80%

	Measured	6	3.22	0.6	0.5

	Indicated	19	4.39	2.7	2.2

	Sub-total Measured and Indicated	25	4.11	3.4	2.7

	Inferred	4	3.26	0.4	0.3

Morila					40%

	Measured	12	0.53	0.2	0.1

	Indicated	0.4	1.44	0.02	0.01

	Sub-total Measured and Indicated	12	0.56	0.2	0.1

	Inferred	—	—	—	—

Tongon					90%

	Measured	7	2.35	0.5	0.5

	Indicated	14	2.54	1.2	1.1

	Sub-total Measured and Indicated	21	2.48	1.7	1.5

	Inferred	9	2.81	0.8	0.7

Massawa					83%

	Measured	—	—	—	—

	Indicated	23	4.00	3.0	2.5

	Sub-total Measured and Indicated	23	4.00	3.0	2.5

	Inferred	6	3.02	0.6	0.5

Total

	Measured and Indicated	249	3.60	28.8	18.8

	Inferred	79	2.77	7.0	4.2

  See “– Notes to the Randgold Ore Reserves and Mineral Resources Tables”.

RECONCILIATION OF RANDGOLD ORE RESERVES

Based on Total ounces (100% basis)

Mine/Project (000’s of ounces)	Ore Reserves December 31, 2017	Processed in 2018	Increase (decrease)	Ore Reserves December 31, 2018

Randgold

Kibali	8,684	(900)	545	8,329

Loulo	5,168	(477)	423	5,115

Gounkoto	2,956	(284)	(107)	2,564

Morila	191	(110)	60.4	142

Tongon	1,225	(265)	(13.9)	946

Massawa	2.656	—	(232)	2,423

TOTAL	20,881	(2,037)	675	19,519

  See “– Notes to the Randgold Ore Reserves and Mineral Resources Tables”.

Notes to the Randgold Ore Reserves and Mineral Resources Tables

1	Tonnage, grade and gold reflect 100% of the mine or project. Attributable gold reflects Randgold’s ownership share.
2	Ore reserves and mineral resources have been calculated as at December 31, 2018.
3

Randgold estimates its ore reserves in accordance with the JORC Code. Reporting standards are functionally equivalent to National Instrument 43-101. The reporting of mineral reserves is also in accordance with Guide 7. In the tables above, unless otherwise specified, Randgold’s ore reserves and mineral resources are rounded as follows: Mt – to the nearest whole, gm/t – to two decimal places, Moz – to one decimal place (except that additional decimal places are used for Morila in order to show figures that would otherwise have rounded to zero). Numbers may not sum due to rounding.

4

Reserve pit optimizations are carried out at a gold price of $1,000/oz for all pits except for the Karagba-Chauffeur-Durba pit at Kibali, which is carried out at a gold price of $1,100/oz. Underground ore reserves are also based on a gold price of US$1,000/oz. Dilution and ore loss are incorporated into the calculation of ore reserves.

5

Mineral resources are based on a gold price of $1,500/oz. Mineral resources include ore reserves. Mineral resources that are not ore reserves do not have demonstrated economic viability when calculated using ore reserve assumptions.

6

Gold ore reserves as at December 31, 2018 include stockpile material totaling approximately 10 million tonnes, containing approximately 0.60 million ounces. Properties at which stockpile material exceeds 30 thousand ounces or represents more than 5% of the reported gold reserves are as follows:

Mine	Tonnes (000s)	Grade (gm/tonne)	Contained Ounces (000s)

Kibali	2,308	2.29	170

Loulo	1,855	1.74	104

Gounkoto	3,411	1.90	209

Tongon	2,481	1.49	119

7	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2018 are as follows:

Mine / Project	Metallurgical Recovery (%)	Cut-off Grade (gm/tonne)
Kibali	88	1.96

Loulo	88	2.19

Gounkoto	93	1.48

Morila	59	0.50

Tongon	86	0.79

Massawa	79	1.20

Combined Barrick and Randgold Mineral and Ore Reserves

As at December 31, 2018, on a combined basis, after giving effect to the Merger (as if it had closed on December 31, 2018), Barrick’s post-Merger attributable proven and probable gold mineral reserves would have been 75 million ounces (rounded to the nearest million). This figure was determined by aggregating Barrick’s attributable gold mineral reserves as of December 31, 2018 (comprising attributable proven gold mineral reserves of 345 million tonnes, at a grade of 2.15 grams/tonne, containing 24 million ounces, and attributable probable gold mineral reserves of 900 million tonnes, at a grade of 1.33 grams/tonne, containing 38 million ounces, for aggregate proven and probable gold mineral reserves of 1,245 million tonnes, at a grade of 1.56 grams/tonne, containing 62 million ounces) and Randgold’s gold ore reserves as of December 31, 2018 (comprising total proved gold ore reserves of 48 million tonnes, at a grade of 3.35 grams/tonne, containing 3.3 million attributable ounces and total probable gold ore reserves of 104 million tonnes, at a grade of 4.30 grams/tonne, containing 9.6 million attributable ounces, for aggregate proved and probable total gold ore reserves of 152 million tonnes, at a grade of 4.03 grams/tonne, containing 13 million attributable ounces). See “– Barrick’s Mineral Reserves and Mineral Resources” and “– Randgold’s Ore Reserves and Mineral Resources”.

This combined mineral reserves information has been prepared by aggregating Barrick’s mineral reserves disclosure reported by Barrick in accordance with definitions adopted by the CIM and incorporated into National Instrument 43-101 with ore reserves reported by Randgold pursuant to the JORC Code, in each case as of December 31, 2018. Readers are cautioned that Barrick tonnage and grade figures included in this Annual Information Form are reported on an attributable basis and the Randgold tonnage and grade figures included in this Annual Information Form are reported on a total basis. As a result of these and other differences in assumptions described above (see “– Barrick’s Mineral Reserves and Mineral Resources” and “– Randgold’s Ore Reserves and Mineral Resources”), the reported Barrick mineral reserves and Randgold ore reserves may not be directly comparable, and the combined mineral reserves should be considered illustrative only. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those illustrated above.

Barrick intends to align the assumptions and methodologies for its mineral reserve and resource reporting, including those added to the Company’s portfolio as a result of the Merger, during 2019 and going forward.

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

During 2018, the gold price ranged from $1,160 per ounce to $1,366 per ounce. The average market price for the year of $1,268 per ounce represented an increase of 1% compared to 2017. The price of gold generally fell over the course of mid-2018 before rising in the fourth quarter, experiencing its low in August and ending the year above the annual average. In the middle of the year, the gold price was negatively impacted by U.S. dollar strength, rising U.S. dollar interest rates, strong equity markets that reached record highs, and weakness in Chinese and Indian currencies. In the fourth quarter, the gold price was positively impacted by a downturn in equity markets coupled with an increase in volatility, and a reduction in U.S. interest rates.

Barrick’s gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers or to refiners at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, power infrastructure, automobiles, construction and consumer durables. Copper is primarily traded on the London Metal Exchange (“LME”), the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, including in China, which has become the largest consumer of refined copper in the world, (iii) speculative investment positions in copper and copper futures, (iv) the availability and cost of substitute materials, and (v) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical. Over the last 15 years, LME prices per pound have ranged from a low of $1.05 to a high of $4.62 reached in February 2011. In 2018, LME copper prices traded in a range of $2.62 per pound to $3.33 per pound, averaged $2.96 per pound, and closed the year at $2.71 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China. The price of copper traded up to four-year highs in June 2018, benefiting from strong global economic data, increases in the prices of other base metals, and concerns over potential supply disruptions from labor actions. Copper prices subsequently fell to the lows of the year due to a strengthening US dollar, a weakening Chinese yuan, and concerns over global trade due to tariff actions.

As at December 31, 2018, the Company had no copper derivative contracts in place. As a result, all of Barrick’s copper production is currently subject to market prices.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders, while concentrate is sold to a local smelter in Chile. At the Lumwana mine, copper concentrate is sold to Zambian smelters. At the Jabal Sayid mine, copper concentrate is sold to third party smelters and copper traders. Since there are a large number of available copper cathode and copper concentrate purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2018, excluding contractors, Barrick employed approximately 17,500 employees worldwide, including employees at Acacia and at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, the Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia and approximately 15,000 contractors. The number of employees represented by a labor union or covered by collective bargaining agreements at the Company’s operations is approximately 5,480. After giving effect to the Merger, Barrick now employs approximately 22,100 employees worldwide, approximately 8,200 of which are represented by a labor union or covered by collective bargaining agreements and approximately 22,600 contractors.

Specialized knowledge and experience are required of employees in the mining industry. Barrick has the necessary skilled employees to conduct its operations. Certain Barrick mines may be adversely impacted if increased demands from its employees lead to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations (see “– Employee relations” and “ – Competition” in “Risk Factors”).

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of highly skilled and experienced employees (see “– Employees and Labor Relations” above).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to acquire attractive assets on terms it considers acceptable.

Sustainability

Sustainability continues to be a fundamental part of Barrick’s strategy and is critical to maintaining broad stakeholder support for its operations. Barrick’s sustainability vision is to create long-term value for all its stakeholders. The Company does this by managing its impacts on people and the environment, by embedding environmental, social and economic considerations into all of its business decisions through partnership with host governments and communities and by engaging respectfully with all of Barrick’s stakeholders, so that partners and stakeholders are able to share in the benefits of mining. Following the Merger, Barrick’s Group Sustainability Executive was appointed to the Company’s executive committee. In addition, Barrick reaffirmed its commitment to sustainability by establishing an Environmental & Social Oversight Committee (“E&S Committee”). The E&S Committee is chaired by the President and Chief Executive Officer, and includes each of the regional Chief Operating Officers, Mine General Managers and health, safety, environment and closure leads, as well as the Group Sustainability Executive and an independent sustainability consultant. The E&S Committee meets each quarter to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage. The President & Chief Executive Officer reviews the reports of the E&S Committee with the Corporate Governance & Nominating Committee on a quarterly basis as part of the Committee’s mandate to oversee Barrick’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance.

In 2018, Barrick continued to invest in partnerships with host governments and communities. This included Barrick’s ongoing partnership with the U.S. Department of Interior to help protect sage grouse in Nevada. Specifically, Barrick has agreed it will not disturb certain areas important to this bird species without providing a net conservation gain on other land to create a Habitat Conservation Bank to compensate for any impacts of future mining activities. In 2018, Randgold also continued to invest in partnerships with host governments and communities, including through its various community development projects such as the construction of schools and improvement of school programs, providing health care centers to surrounding community villages, and construction of potable water supply systems, as well as sustainable mine closure planning. For example, Morila’s pioneering agribusiness project, designed to replace mining with a sustainable source of economic activity after the mine’s closure, received the Malian government’s official approval in the third quarter of 2018 and continues with its implementation. See “Environment” for additional information on Barrick’s mine closure planning.

Barrick continued to implement its global human rights compliance program in 2018, which is aligned with the UN Guiding Principles on Business and Human Rights. Since 2012, human rights assessments have been conducted at all high and medium risk Barrick operations and projects. Higher risk sites or sites where particular concerns are identified are assessed more frequently. As a result of these assessments, Barrick also continued to invest in its global human rights training program at all mines and projects operated by the Company on a risk-tiered basis. In 2018, Barrick issued an updated Human Rights report, which provides interested stakeholders with information on the Company’s human rights global compliance program and salient risks, which Barrick intends to update on an annual basis. These and other efforts which emphasize transparency, dialogue and relationship building reinforce Barrick’s commitment to respecting human rights wherever the Company operates.

Barrick’s sustainability efforts continue to receive international recognition, including by the Dow Jones Sustainability World Index, in which the Company was listed in 2018 for the eleventh consecutive year. Randgold was included in the Dow Jones Sustainability Index in 2018.

In 2018, the Company continued to implement the climate change strategy it developed in 2017, which is aligned with its overall business strategy to grow free cash flow per share through safe and responsible mining. Associated with this, Barrick produced a Climate Report that describes its climate change strategy, identifies climate-related risks and opportunities, and reports on emissions for all operating facilities and power plants. Publishing this report reflects Barrick’s commitment to the voluntary disclosure of its emissions. See “Environment” for more detail regarding Barrick’s climate change strategy and initiatives.

Operations in Emerging Markets: Corporate Governance and Internal Controls

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many countries, including the United States, Canada and Australia and in emerging markets such as Argentina, Chile, Côte d’Ivoire, the DRC, the Dominican Republic, Mali, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania and Zambia. Barrick has a long history of successfully developing and operating mines in emerging markets and has organizational and governance structures and protocols in place to manage the regulatory, legal, linguistic and cultural challenges and risks associated with having operations in these jurisdictions. For a detailed discussion of the risks associated with operating in emerging markets see “Risk Factors – Foreign investments and operations” starting on page 130 of this Annual Information Form.

Barrick holds its properties and projects in emerging markets indirectly through subsidiaries and/or joint venture entities which are locally incorporated or established for the purposes of compliance with local law. These operating subsidiaries or joint venture entities are in turn held through holding companies incorporated in jurisdictions with well-developed and reliable legal and taxation systems. Such holding companies: (i) facilitate internal company reorganizations of group companies; (ii) may facilitate project financing and commercial transactions such as the creation of joint ventures; and (iii) provide for predictability and legitimate dispute resolution processes. Barrick has designed a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to Barrick and its consolidated subsidiaries and joint ventures. These systems, which are coordinated by the Company’s senior management and overseen by its Board of Directors, are designed to monitor the activities at, and receive timely reports from Barrick’s operating subsidiaries and joint ventures. Barrick has implemented separate reporting systems for Acacia.

The Company has extensive operating experience in each emerging market in which a material property is located – Argentina, the Dominican Republic, the DRC and Mali. Operating in emerging markets exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia. The Company manages and mitigates these risks through a variety of corporate governance mechanisms.

Board and Management Experience and Oversight

Following the Merger, Barrick’s Board of Directors was reconstituted with nine directors, two-thirds of whom were appointed by Barrick and one-third of whom were appointed by Randgold. The Company’s new Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates. In particular, Barrick’s Board includes directors with experience working or running businesses in emerging markets. Mark Bristow, a director of Barrick, and Barrick’s President and Chief Executive Officer, had extensive experience in discovering, developing and operating mines in Africa, including the DRC, Mali and Côte d’Ivoire. Mr. Bristow served as the Chief Executive Officer of Randgold since its incorporation in 1995, which was founded on his pioneering exploration work in West Africa. Andrew Quinn, an independent director and member of the Audit & Risk Committee was the head of mining investment banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. Mr. Quinn was previously a director of Randgold since 2011 and has considerable knowledge of the resource sector and a strong track record of understanding the needs of businesses operating in Africa and globally. Similarly, Christopher L. Coleman, an independent director, Chair of the Compensation Committee and member of the Corporate Governance & Nominating Committee, previously served as a director of Randgold since 2008, including as non-executive chairman, and as a non-executive director of the Merchant Bank of Central Africa. Through these and other professional experiences, Mr. Coleman has a deep understanding of the risks and opportunities associated with the operation and financing of mining assets in Africa and globally. Gustavo A. Cisneros, an independent director, Chair of the Corporate Governance & Nominating Committee and member of the Compensation Committee, is an established businessman with significant experience running businesses in the Dominican Republic and Latin America. Mr. Cisneros is well-versed in many of the cultural, legal and regulatory considerations that are relevant to operating in Latin America and the Dominican Republic, in particular.

On February 28, 2019, Ms. María Ignacia Benítez, an independent director of Barrick since April 2018, passed away. Ms. Benítez had a deep understanding of Latin American political, regulatory, and legal systems. The Corporate Governance & Nominating Committee is now actively looking for an equally compelling and qualified female candidate to appoint to the Board.

Members of Barrick’s Board of Directors and senior officers regularly visit the Company’s operations in both developed and emerging markets. During these visits, they interact with local employees, government officials and business persons; such interactions enhance the visiting officers’ knowledge of local culture and business practices. In 2018, various of the Company’s independent directors visited the Cortez, Goldstrike, Jabal Sayid, Kibali and Porgera sites to monitor operational progress and risks. In 2017, various of the Company’s independent directors visited the Cortez, Jabal Sayid, Lagunas Norte, Lumwana, Turquoise Ridge and Veladero sites.

The Board of Directors, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in emerging markets, and in so doing, maintains effective oversight of its business and operations. Through these updates, assessments and reports, the Board of Directors gains familiarity with the operations, laws and risks associated with operations in those jurisdictions. Further, the Board of Directors has access to head office management who work directly with local management and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Communications

While the reporting language of management is English, the primary operating language in Argentina and the Dominican Republic is Spanish and in the DRC and Mali it is French. All Barrick policies, procedures, standards and training are available in both English and Spanish, and are expected to be made available in French. Mr. Cisneros is a native Spanish speaker. Many members of local management are proficient in English, French and/or Spanish.

The primary language used in meetings with head office management and Board meetings is English and material documents relating to the Company’s operations that are provided to the Board are in English. Material documents relating to the Company’s material operations in Argentina, the Dominican Republic, the DRC and Mali are either in English or, where in Spanish or French, are translated into or summarized in English.

The Pueblo Viejo, Veladero, Loulo-Gounkoto and Kibali minesites hold weekly meetings with their regional Chief Operating Officer, who in turn participates in weekly Executive Committee meetings. Aside from the weekly meeting and frequent informal contact, Barrick does not have a formal communication plan that sets out measures that will be taken to mitigate any potential communication-related issues.

Internal Controls and Cash Management Practices

The Company maintains internal controls over financial reporting with respect to its operations in emerging markets by taking various measures and consistently applying them across its operations. Pursuant to the requirements of National Instrument 52-109 and the U.S. Sarbanes-Oxley Act of 2002, the Company assesses the design and operation of key internal controls over financial reporting on an annual basis at a minimum, following a risk-based approach. The working papers of the tests performed at all of the Company’s locations are reviewed at the corporate office. The control standards utilized in emerging markets do not materially differ from those employed at the Company’s other operations.

Differences in banking systems and controls between Canada and each emerging market in which Barrick operates are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties.

The Company also has established (or, where the Company is not the operator, has required its partner to establish) practices, protocols and routines for the management and eventual distribution of its excess cash to its foreign owners. The distribution mechanisms depend upon local circumstances and financing arrangements in place, and are compliant with applicable law. All material practices, protocols and routines are controlled and overseen by the Company’s Chief Financial Officer and are subject to customary internal reviews. Candidates for significant roles in the operations, including key positions of trust, are reviewed by the Company’s head office before appointment at the operating level. For additional details, see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”.

Further, pursuant to its mandate, the Audit & Risk Committee has the authority to retain, at its sole discretion, outside legal, accounting or other advisors in any jurisdiction in which the Company operates, at the expense of the Company. The Audit & Risk Committee has unrestricted access to these advisors and may communicate directly with them. For additional details, see “Audit & Risk Committee”.

Managing Cultural Differences

Differences in cultures and practices between Canada and each emerging market in which Barrick operates are addressed by employing competent staff in Canada and the applicable emerging market jurisdiction who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Books and Records

Where required by applicable law, Barrick maintains and stores original copies of all company records in the applicable language. Company management and the Board of Directors have complete access to these records.    The Company has also implemented a web-based global entity management system for recording and facilitating access to such information and documents.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Cortez, Goldstrike, Pueblo Viejo, Veladero, Turquoise Ridge, Kibali, and Loulo-Gounkoto mines as material properties. Kibali and Loulo-Gounkoto were added as a result of the Merger. The following is a description of Barrick’s material properties.

Cortez Property

General Information

Project Description

The Cortez property is located 100 kilometers southwest of the town of Elko, Nevada in Lander and Eureka counties at elevations ranging from 1,370 meters to 1,675 meters. Cortez employs approximately 1,300 employees and averages approximately 520 contractors.

As of December 31, 2018, the Cortez property encompassed an area of interest of approximately 307,022 hectares. The Cortez property is comprised of the Cortez Hills, Pipeline, Cortez and Gold Acres complexes. Current mining activity is primarily focused on the Cortez Hills and Pipeline complexes, located approximately 26 kilometers south and 18 kilometers southwest of the town of Crescent Valley, Nevada, respectively. The property rights controlled by Cortez, either from outright ownership or by lease, consist of 90,055 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 17,226 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. All mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The property is accessible year round by paved road from Elko, Nevada.

Sufficient surface rights have been obtained for current operations at the property.

Starting with the first quarter of 2017, Cortez and the Goldstrike property described below (along with the Robertson project, Goldrush and Barrick’s 60% interest in South Arturo) were combined into one operating segment, Barrick Nevada.

In connection with the completion of the transactions contemplated by the Implementation Agreement expected later this year, Cortez will be contributed to the Barrick-Newmont Joint Venture. See “General Information – General Development of the Business – Recent Developments” and “Risk Factors”.

History

In 1964, a joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment deposit was discovered, with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott, then joint venturers, in September 2005 and confirmed by Barrick in 2006. Barrick obtained an interest in the Cortez property through its acquisition of Placer Dome in 2006. Barrick consolidated its 100% interest in the property following its purchase of the Kennecott interest in 2008.

Geology

Geological Setting

The Cortez property is situated along the Cortez/Battle Mountain trend. The principal gold deposits and mining operations are located in the southern portion of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized particles, very fine sulfide grains, and gold in solid solution in pyrite.

Mineralization

Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized gold particles and gold in solid solution in pyrite. Mineralization is disseminated throughout the host rock matrix in zones of silicified, decarbonatized, argillized, silty calcareous rocks.

The Cortez Hills deposit consists of the Breccia Zone, Middle Zone, Lower Zone, Renegade Zone and the Pediment deposit. The maximum strike length of mineralization in the Cortez Hills deposit is approximately 1,300 meters, and the maximum width is approximately 420 meters. The mineralized zone starts at approximately 120 meters below surface and continues to more than 600 meters below surface. Select areas of the underground resource have expansion potential. Exploration to fully delineate the extent of the Cortez Hills deposit is ongoing.

Ore at the Pipeline deposit is hosted within silty carbonates associated with the Roberts Mountain and Wenban formations. The maximum strike length of mineralization in the Pipeline deposit is approximately 1,600 meters and the maximum width is approximately 1,200 meters. The mineralized zone starts approximately 60 meters below surface and continues to 600 meters below surface.

Mining Operations

Production and Mine Life

Deposits within the Pipeline complex are being mined by conventional open pit methods. Mining at the Cortez Hills complex is being conducted at the open pit operations using conventional methods. At the underground operations, two different underground mining methods are used: long-hole open stoping and drift-and-fill.

Mining production rates (open pit and underground combined) for all mining activity at Cortez are expected to average about 140 million tonnes per year for the next five years. Conventional open pit mining at Cortez Hills is currently scheduled through the first quarter of 2019 and underground mining through 2031. Open pit mining at the Pipeline complex is scheduled to continue through 2027. Based on existing reserves and production capacity, including the Cortez underground expansion project discussed in further detail below, the expected remaining mine life at Cortez is eight years for open pit mining, 13 years for underground mining, 13 years for oxide mill and leach processing operations and 29 years for roaster processing at the Goldstrike property.

Cortez Underground Expansion Project

In 2015, Barrick completed a prefeasibility study for expanded underground mining in the Deep South Zone, below currently permitted areas of the Lower Zone at the CHUG mine, and completed a feasibility study in 2017. Permitting was initiated in 2016 with the submission to the Bureau of Land Management (“BLM”) of an amendment to the current Mine Plan of Operations. The draft Environmental Impact Statement for the Deep South project was published on October 22, 2018 and the public comment period closed on December 5, 2018. A record of decision is expected in late 2019. On this basis, dewatering and development work could begin as early as 2019.

Under the current life of mine plan, the Deep South project starts to contribute to Cortez production from 2020, ramping up to between approximately 150,000 to 250,000 ounces from 2022 to 2031 at an average cost of sales of $650 per ounce, and all-in sustaining costs of $580 per ounce. As of December 31, 2018, the Company has spent $33 million (including $2 million in the fourth quarter of 2018) out of a total estimated capital cost of $106 million on the Deep South expansion. Deep South will utilize infrastructure which has already been approved under current plans to expand mining in the Lower Zone of the Cortez underground mine, including the new Rangefront twin declines, and other underground infrastructure already in use and under construction. For an explanation of all-in sustaining costs per ounce refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

Processing

The gold-recovery process used at Cortez is determined by considering the grade and metallurgical character of the particular ore: lower grade run-of-mine oxide ore is heap leached at existing facilities; higher-grade non-refractory ore is treated in a conventional mill using cyanidation and the CIL process; and refractory ore is stockpiled on site in designated areas and trucked 160 kilometers to Goldstrike for processing (see “– Goldstrike Property”). Gold recovered from the ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion.

The active heap leach facilities are located at the Pipeline and Cortez Hills complexes. Milling activities at Cortez are conducted at the Pipeline complex, which includes crushing and grinding facilities, CIL circuits, reagent storage areas and a recovery/refining circuit. Mill throughput varies from 9,500 to 13,500 tonnes per day (10,430 to 15,000 tons per day) depending on the hardness of the ore being processed.

Water for process use at the Pipeline complex is supplied from open pit dewatering systems, which include wells, pipelines and infiltration basins.

Infrastructure, Permitting and Compliance

Electric power for the Pipeline and Cortez Hills complexes is purchased in the open market and supplied through an 80 kilometer distribution line.

All material permits and rights to conduct existing operations at the Cortez property have been obtained and are in good standing.

Environment

Vegetation is dominated by grass and shrubs. The climate is relatively arid and has little impact on mine operations. Operations are conducted throughout the year.

The mine’s dewatering operations have been enhanced with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is utilized for mining and milling, and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes. The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

In 2018, all activities at the Cortez property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

Estimated future reclamation and closure costs at Cortez are reported in Barrick’s financial statements as part of the amounts that were recorded under IFRS as defined by IAS 37 at Barrick Nevada. As at December 31, 2018, the recorded amount of estimated future reclamation and closure costs for Barrick Nevada that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period, was $350 million (as described in Note 2u to the Consolidated Financial Statements). The portion of this amount attributable to Cortez for 2018 was $216 million. Barrick has provided the financial security as required by governmental authorities in connection with the reclamation of the mine area.

For additional information regarding Barrick’s environmental initiatives, see “Environment”.

Exploration and Drilling

In 2018, approximately 15,200 meters in 62 exploration holes were drilled around Cortez, including Cortez Hills, Pipeline, Cortez Pits and Robertson. Spacing ranged from a nominal 100 to 300 meters for earlier stage projects to 15 to 45 meter spacing for resource and reserve delineation programs. Drilling in the Cortez Hills area is conducted from surface and underground platforms. Mineralization remains open at depth in select areas of the CHUG resource with drilling efforts ramping up on the Robertson project.

A total of approximately 21,000 meters of drilling is planned in 2019 for the Cortez operations area (Cortez Hills, Pipeline, Cortez Pits and Robertson).

Approximately 22,800 drill holes have been drilled to date. Diamond drilling is the preferred drilling application used during the initial phases of exploration. Reverse circulation drilling is used in condemnation holes or as pre-collars for core tails in select areas. The Pipeline complex is drilled on 43-meter centers and the Cortez Hills complex on 30-meter centers for open pit ore definition. CHUG ore is delineated by nominal 15-meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries.

Royalties and Taxes

All production from Pipeline is subject to a gross smelter return royalty of approximately 1.3%. In addition, production from certain portions of the Pipeline complex is subject to a gross smelter return royalty (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5%. There is also a net value royalty of 3.75% on gold sales from the South Pipeline deposit.

All other production by Cortez, including Cortez Hills, is subject to a gross smelter return royalty of approximately 1.3%.

In addition, once the total amount of gold produced by Cortez after January 1, 2008 exceeds 15 million ounces, which has not yet occurred, 40% of production at Cortez will be subject to a royalty graduating from 0% to 3%, depending on the gold price, on the gross value of gold delivered, minus certain deductions for pre-existing royalties.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Cortez property for the periods indicated.

	Year ended December 31, 2018	Year ended December 31, 2017

Tonnes mined (000s)	121,929	134,503

Tonnes of ore processed (000s)	17,001	15,853

Average grade processed (grams per tonne)	2.67	3.10

Ounces of gold produced (000s)	1,265	1,447

For certain additional financial information, see “Narrative Description of the Business – Reportable Operating Segments – Barrick Nevada”.

The most recent technical report on the Cortez property is the technical report entitled “Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, U.S.A.” dated March 22, 2019 and authored by Roscoe Postle Associates Inc. (“RPA”). This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The diagram on the following page shows the design and layout of the Cortez property.

Ferris Creek
Area 28 Tailings
Impoundment/
Heap Leach
Pipeline Mill
Gold
Acres
Pit
Pipeline Pit
Conveyor
Area 30
Heap Leach
Mill #1
Cortez Pit
CRESCENT VALLEY
Gravel Pits
VALLEY
Cortez Hills
Pit
Area34 Heap Leach
Borrow Pit
DRY
TOIYABE RANGE
LANDER
EUREKA
BARRICK
NEVADA
Plan of Operations Boundary
Roads
Pits
Leach
Plant Site
Pond
Tailings
Waste
Cortez
0
2.5
5
Kilometers

Goldstrike Property

General Information

Project Description

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin and 160 kilometers northeast of the Cortez property, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Goldstrike employs approximately 1,800 employees and averages approximately 350 contractors.

Current mining activity at Goldstrike is primarily focused on the Betze pit, the Rodeo and Meikle underground and the South Arturo pit. As of December 31, 2018, the Goldstrike property comprised 4,198 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and mill-site claims that are held subject to the paramount title of the United States of America. The Goldstrike property includes a total of 298 unpatented mining and mill-site claims to control the public acreage. Unpatented mining claims are maintained on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The Betze open pit, the underground mines and the beneficiation and processing facilities at the Goldstrike property are predominantly situated on land owned by Barrick. Access to the property is via paved road from Elko, Nevada, certain access agreements with Newmont and a right-of-way issued by the BLM.

Sufficient surface rights have been obtained for current operations at the property.

Starting with the first quarter of 2017, Goldstrike and the Cortez property described above (along with Robertson, Goldrush and South Arturo) were combined into one operating segment, Barrick Nevada.

In connection with the completion of the transactions contemplated by the Implementation Agreement expected later this year, Goldstrike will be contributed to the Barrick-Newmont Joint Venture. See “General Information – General Development of the Business – Recent Developments” and “Risk Factors”.

History

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987.

Geology

Geological Setting

The property is located on the Carlin Trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time.

Mineralization

The major gold deposits – Post Oxide, Betze, Rodeo and Meikle – are all hosted in sedimentary rocks of the Silurian to Devonian ages. The gold mineralization at the Betze open pit (Post Oxide and Betze deposits) is controlled by favourable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine (Rodeo and Meikle deposits). In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. The maximum strike length of mineralization in the Rodeo-Meikle ore zones is approximately 3,660 meters, and the maximum width is approximately 595 meters. The mineralized zone starts at approximately 180 meters below surface and continues to more than 586 meters below surface.

Mining Operations

Production and Mine Life

Goldstrike’s open pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. Two different underground mining methods are used at the underground mine: long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). The underground mine is a trackless operation.

Based on existing reserves and production capacity, the expected remaining mine life at Goldstrike extends to 2033 for underground mining, to 2034 for open pit mining and to 2047 for processing operations. There is potential for further extensions to the mine life from open pit, underground and additional processing of toll ores purchased from third-party vendors.

Barrick’s 60% owned South Arturo project is located approximately eight kilometers northwest of Goldstrike. Waste stripping at South Arturo commenced shortly after receipt of the final water pollution control permit on March 26, 2015. Primary ore mining commenced in the second half of 2016. Phase 2 of South Arturo was completed in the first half of 2017. Phase 1 stripping started in the second quarter 2018. Barrick expects that the bulk of the ore from the South Arturo pit will be processed through Goldstrike’s refractory processing facilities, which are described in further detail below.

Processing

The Goldstrike property has two processing facilities: an autoclave installation, which was originally designed to treat the property’s non-carbonaceous sulfide (refractory) ore, and the roaster, which is currently used to treat the property’s carbonaceous ore, which is also refractory and responds poorly to cyanidation. The original combined installed capacity of these two facilities was approximately 27,000 to 30,000 tonnes per day. With the implementation of calcium thiosulfate leaching as described below, the combined installed capacity of the two facilities is approximately 26,000 to 27,000 tonnes per day. These processing facilities treat the ore from Goldstrike’s open pit and underground mines, as well as refractory ore from Barrick’s Cortez property. Gold recovered from the ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion.

In 2014, Goldstrike completed the first phase of construction of its Total Carbonaceous Material (“TCM”) project, which utilizes a thiosulfate-based resin in leach technology to allow double-refractory carbonaceous ores to be processed through the autoclaves rather than the roaster. The TCM technology uses calcium thiosulfate to leach the gold after pressure oxidation rather than cyanide. Resin is used to collect the dissolved gold rather than activated carbon. First gold from the TCM process was produced in November 2014, following completion of construction of the first phase of the TCM facility. After a staged start-up, the autoclaves reached 85% of full production capacity of 12,000 tonnes per day in 2015. Tonnes processed increased by 22% in 2017 versus 2016 performance and an 11% increase in 2018 versus 2017. The TCM circuit will allow the autoclaves to continue to process the remaining autoclave amenable stockpiles through 2024. As a result, Goldstrike expects to be able to process stockpiled carbonaceous material earlier than anticipated and increase its capacity to process ore transported to Goldstrike from other properties.

Infrastructure, Permitting and Compliance

Most of Goldstrike’s power requirements are provided by a 115 megawatt natural gas-fired power plant. The remaining power requirements are satisfied by open market purchases of electricity and a 1 megawatt solar plant. A natural gas pipeline was completed in the second quarter of 2013 to provide natural gas to the major production equipment at the autoclave and roaster facilities, which are fully operational.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit.

Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to support mining, milling and related uses at the Goldstrike property. Water that is not used for mining or milling purposes is delivered to the 72-inch-diameter gravity flow pipeline to the TS Ranch Reservoir. Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwater via percolation, infiltration and irrigation.

All material permits and rights to conduct existing operations at the Goldstrike property have been obtained and are in good standing.

Environment

The Northern Nevada climate is fairly arid and has little impact on mine operations. Vegetation is dominated by grass and shrubs.

In 2018, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

Estimated future reclamation and closure costs at Goldstrike are reported in Barrick’s financial statements as part of the amounts that were recorded under IFRS as defined by IAS 37 at Barrick Nevada. As at December 31, 2018, the recorded amount of estimated future reclamation and closure costs for Barrick Nevada that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period, was $350 million (as described in Note 2u to the Consolidated Financial Statements). The portion of this amount attributable to Goldstrike for 2018 was $133 million. Barrick has provided the financial security as required by governmental authorities in connection with the reclamation of the mine area.

Exploration and Drilling

In 2018, Goldstrike conducted 16 exploration projects, which included 13 underground exploration projects and three surface projects. These exploration projects including initial drill testing, in-fill drilling, reserve definition drilling and geotechnical drilling for a total of 44,027 meters using both reverse circulation and diamond core drilling, of which 23,995 meters was exploration-related. Exploration works also included surface geochemical soil samples. Exploration focused on extending known mineralization ahead of mining and testing new target zones across the minesite.

One surface near-mine exploration project is proposed in 2019. This project will test geologic and grade continuity along mineralized trends at the South Arturo mine, with 9,906 meters of drilling using reverse circulation and core drilling.

In 2019, six underground near-mine exploration drill programs are planned to complete 28,407 meters of diamond core drilling. The underground drilling will focus on drill testing through advanced exploration programs, targeting favorable lithology and structural intersections to expand the current mining areas. The planned drilling will also follow-up on 2018 drilling program successes.

Royalties and Taxes

Most of the property comprising the Betze open pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property.

The maximum third party royalties payable on the Betze deposit are a 4% net smelter return and a 6% net profits interest. The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Goldstrike property for the periods indicated.

	Year ended December 31, 2018	Year ended December 31, 2017

Tonnes mined (000s)	59,605	76,587

Tonnes of ore processed (000s)	8,075	8,041

Average grade processed (grams per tonne)	4.31	4.28

Ounces of gold produced (000s)	835	865

For certain additional financial information, see “Narrative Description of the Business – Reportable Operating Segments – Barrick Nevada”.

The most recent technical report on the Goldstrike property is the technical report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, Nevada, USA” dated March 22, 2019 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The diagram on this page shows the design and layout of the Goldstrike property.

Meikle
North Block Tails
Roaster
Tails Storage
Facility 3
Clydesdale
Waste Dump
Betze/Post
Pit
AA Tails
LITTLE BOULDER BASIN
Administration
Process
Bazza
Waste Dump
LITTLE BOULDER BASIN
BARRICK
NEVADA
Plan of Operations Boundary
Pit
Tailings
Waste Rock Dump
Goldstrike
0
1
2
Kilometers

Turquoise Ridge Mine

General Information

Project Description

The Turquoise Ridge mine is located on Barrick’s Getchell property in Humboldt County, Nevada, approximately 40 kilometers northeast of the village of Golconda, Nevada, and approximately 70 kilometers northeast of the city of Winnemucca, at an elevation of approximately 1,600 meters. The site can be accessed from Interstate 80 at the small town of Golconda. From Golconda, there is a paved road for 15 miles and then a 10 mile stretch of improved gravel road to the mine gate. The mine has approximately 500 employees and 150 contractors. Barrick is the operator and 75% owner of the mine with Newmont owning the remaining 25%.

Current mining activity is focused on the Turquoise Ridge underground mine. As of December 31, 2018, the Turquoise Ridge property covers an area of 11,993 hectares, which consists of 8,212 hectares of unpatented mining and mill site claims and 3,781 hectares of patented/fee land. All mining claims are renewed on an annual basis. Turquoise Ridge is an underground gold mining operation with limited land disturbance that has been previously approved and permitted with governing state and federal agencies. The underground is accessed via two shafts that are 540 meters and 550 meters in depth. Primary conveyance and hoisting is via the second shaft while the first shaft provides emergency egress and ventilation. A third shaft is currently being sunk which will be equipped with hoisting equipment and will become the primary conveyance upon completion, which is expected in 2022.

Turquoise Ridge uses underhand drift-and-fill mining methods and employs both drill and blast and mechanical cutting extraction. Once ore is delivered to surface via the hoisting system in the Number 2 Shaft, ore is transported to Newmont’s Twin Creeks mill for processing under the new TMA with Newmont. The refractory gold ore is treated by pressure oxidation technology and gold is recovered using conventional carbon-in-leach technology. In January 2018, Barrick and Newmont reached a new, seven-year TMA for the processing of Turquoise Ridge ore at Newmont’s Twin Creeks facility. The TMA supports plans to expand production at Turquoise Ridge by increasing processing capacity. It provides for throughput of 850 thousand tons per year in 2018 and 2019, rising to 1.2 million tons per year between 2020 and 2024.

Sufficient surface rights have been obtained for current operations at the property.

In connection with the completion of the transactions contemplated by the Implementation Agreement expected later this year, Turquoise Ridge will be contributed to the Barrick-Newmont Joint Venture. See “General Information – General Development of the Business – Recent Developments” and “Risk Factors”.

History

Mining for copper, lead, and silver first began on the mine property in 1883. Tungsten was discovered in 1916 and mined sporadically until 1957. Gold was discovered in 1933 and Getchell Mine Inc. operated the property from 1934 to 1945, producing a total of 788,875 ounces of gold. From 1960 to 2009, there was sporadic production at the Getchell mine including underground mining, open pit mining and heap leaching of the dumps.

A deep drilling program began in 1993 in the Turquoise Ridge area. Planning and engineering for a new underground mine was completed in 1995. By mid-1998, a production shaft was completed at a depth of 1,820 feet below the surface. In February 2000, mining was suspended at the Getchell Main underground mine. Drilling continued on the Turquoise Ridge and North Zone deposits, but due to depressed gold prices the entire property was shut down in February 2002. Production resumed in February 2003.

In April 2003, Placer Dome announced the commencement of construction and the subsequent start-up of the Turquoise Ridge mine. In December 2003, a joint venture agreement was signed between Placer Dome and Newmont for the Turquoise Ridge mine whereby Newmont acquired a 25% interest in the joint venture in return for the contribution of certain pre-existing royalties and at-cost processing at the nearby Twin Creek’s Sage mill. In January 2006, Barrick acquired Placer Dome’s 75% interest in the joint venture as part of its acquisition of Placer Dome. Pursuant to the terms of the joint venture agreement, Barrick is the operator of the Turquoise Ridge mine.

Geology

Geological Setting

The Turquoise Ridge underground gold mine of northern central Nevada is situated within the Basin and Range province, near the northeast end of the Osgood Mountains. Rocks in the area consist of Cambrian to Ordovician carbonates, mudstones, and basalts of the Valmy, Comus and Preble Formations, Mississippian to Pennsylvanian Havallah Formation, Pennsylvanian to Permian Etchart limestone, Pennsylvanian to Permian Farrel Canyon Formation and Cretaceous granodiorite of the Osgood Stock and related dikes. The mine occupies the hanging wall of the Getchell fault, which is a major, moderately east-dipping range front structure bounding the east side of the Osgood Mountains.

Mineralization

At the Turquoise Ridge property, the major Carlin-type gold deposits – Footwall Getchell Fault, Getchell open-pit and the Hanging wall Getchell fault – are primarily hosted in the Comus Formation of the Ordovician age. The gold mineralization in the Footwall of the Getchell is controlled by favourable stratigraphy, structural complexities of fault intersections and along the margins of igneous dikes. The 2.2 km long, 0.4 km wide and 0.2 km deep Getchell Open-pit was excavated from the surface principally along and down the mineralized NWN-SES striking, NE dipping, Getchell fault zone.

Currently, underground mining is focused on the gold mineralization hosted in the laminated to thin bedded silty limestone sedimentary units in the Hanging wall of the Getchell Fault. The mineralization, much like the Footwall mineralization, is controlled by favourable stratigraphy, complex faulting geometries, adjacent to igneous dikes, and broad ponding beneath a thick basalt flow in the sediment package. The underground mineralized zone in the hanging wall starts about 0.4 km beneath the surface and extends northward from the shafts for 1.8 km and continues to more than a depth of 1.0 km below surface.

Mining Operations

Production and Mine Life

The Turquoise Ridge mine is a shaft access, mechanized mine with an extensive system of ramps connecting the north and south zones of the mine to the existing shafts. Planning and surface preparations for construction of the third shaft are underway and is included in the current life of mine plan. The third shaft will provide additional ventilation and will allow Turquoise Ridge to increase mining rates.

The primary mining method used at the Turquoise Ridge mine is underhand drift-and-fill. This mining method is executed using a combination of traditional drill and blast as well as mechanical cutting using a roadheader. Rubber tire haulage is currently used to move ore from the mining levels to the hoisting facilities located in the Number 2 Shaft.

Based on existing reserves and production capacity, the expected remaining mine life at Turquoise Ridge extends to 2041. Turquoise Ridge produced 268 thousand ounces of gold in 2018 (Barrick’s 75% share).

Turquoise Ridge Third Shaft

In August 2017, Turquoise Ridge began surface preparations for the third shaft project, which will provide a new production shaft located closer to the current mining areas. Surface earthworks preparation, long lead procurement, final engineering and electrical infrastructure installation comprise the majority of the works underway. The project was approved in January 2018.

The shaft will be sunk conventionally to approximately 1,000 meters of total depth and will have the ability to load skips at two elevations. The final shaft configuration will contain one service cage for personnel and materials serviced by a double drum hoist, two skip compartments serviced by a double drum hoist and one Mary-Ann compartment serviced by a single drum hoist. In addition to servicing the mine’s production needs, the shaft will provide power supply, utilities to support mining efforts and new change/office facilities.

Through the development of a third shaft, the mine has the potential to increase output to an average of 500 thousand ounces per year (100% basis) from existing reserves at an average cost of sales of around $720 per ounce and average all-in sustaining costs of roughly $630 per ounce. The project would require total capital expenditures of approximately $300 to $325 million (100% basis) for underground development and shaft construction. Ground was broken on the shaft site during the third quarter of 2018, and the operation is now taking delivery of hoist components. Shaft winches have also been delivered, and fabrication of the shaft headframe has commenced. Construction of a third shaft at Turquoise Ridge continues to advance according to schedule and within budget. Initial production from the new shaft is expected to begin in 2022, with sustained production from 2023. “All-in sustaining costs” per ounce is a non-GAAP financial performance measure. For an explanation of all-in sustaining costs and cash costs per ounce, refer to “Non-GAAP Financial Measures – Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 166 to 180 of this Annual Information Form.

Processing

Turquoise Ridge ore is processed at Newmont’s Twin Creeks operation. The previous owner of Turquoise Ridge (now a wholly owned subsidiary of Barrick) and Newmont established a joint venture agreement on January 1, 2004. Initially, ore was sold by Turquoise Ridge to Newmont and subsequently processed at Twin Creeks; however, this was changed to a toll milling agreement on July 1, 2006. In January 2018, Barrick and Newmont signed the new, seven-year TMA for the processing of Turquoise Ridge ore at Newmont’s Twin Creeks mill. The TMA supports plans to expand production at Turquoise Ridge by increasing processing capacity. It provides for throughput of 850,000 tons per year in each of 2018 and 2019, rising to 1.2 million tons per year between 2020 and 2024, with provisions for the parties to agree to additional processing of conforming ore beyond these amounts. For 2019, Barrick and Newmont have agreed to additional processing of 100,000 tons, for a total throughput of 950,000 tons.

Infrastructure, Permitting and Compliance

The Turquoise Ridge mine’s power requirements are purchased outside the local provider system under open access provisions whereby power is purchased on the open market or from the Western 102 plant (which is owned and operated by Barrick), whichever is cheaper. Power requirements in 2018 were 8.5 MW.

Mine water is diverted to sumps and then to main pumping stations for settling and pumping to the surface. Water is recycled for reuse in the mine and excess water is treated in the water treatment plant before discharge to infiltration ponds. When water is non-compliant, it is diverted to the Turquoise Ridge impoundment and eliminated by evaporation in the summer months.

All material permits and rights to conduct existing operations at the Turquoise Ridge mine have been obtained and are in good standing.

Environment

The climate is semi-arid and has little impact on mine operations. Vegetation is dominated by low dense shrubs and sage bush mixed with sparse native grasses and low flowering plants.

In 2018, all activities at the Turquoise Ridge mine were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2018, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $16.8 million (as described in Note 2u to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities.

For additional information regarding Barrick’s environmental initiatives, see “Environment”.

Exploration and Drilling

Five mine exploration programs were drilled in 2018. A total of 13,430 meters of diamond core, in 47 holes, were drilled from underground and surface exploration drilling programs.

In total, expected drilling for 2019 is 13,090 meters, with seven projects slated for drilling.

Royalties and Taxes

There are no royalties associated with the Turquoise Ridge mine. The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Turquoise Ridge mine (Barrick’s 75% share) for the period indicated:

	Year ended December 31, 2018[1]	Year ended December 31, 2017[1]

Tonnes mined (000s)	670	643

Tonnes of ore processed (000s)[2]	604	472

Average grade processed (grams per tonne)[2]	14.79	15.01

Ounces of gold produced (000s)	268	211

1	Barrick’s 75% share.

2	Ore is processed off-site at Newmont’s Twin Creeks mill pursuant to the TMA.

The most recent technical report on the Turquoise Ridge mine is the technical report entitled “Technical Report on the Turquoise Ridge Mine, State of Nevada, U.S.A.” dated March 19, 2018 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The map on the following page sets out the design and layout of the Turquoise Ridge mine.

5866 ft
Limestone Quarry
Main Tailings Impoundment
Turquoise Ridge Pit
Valmy Pit
Getchell Pits
#3 Shaft
#1 Shaft
#2 Shaft
Basalt Backfill
Rocky Canyon
Hansen Creek Pits
Summer Camp Creek
Summer Camp Pit
Julian Creek
4750 ft

BARRICK

GREAT BASIN
NEVADA

Plan of Operations Boundary
Roads
Pits
Leach
Ponds
Tailings
Waste

Turquoise Ridge

0 1 2
Kilometers

Pueblo Viejo Mine

General Information

Project Description

The Pueblo Viejo mine is an open pit conventional truck and shovel mining operation located in the province of Sánchez Ramírez in the central part of the Dominican Republic on the Caribbean island of Hispaniola. The mine is approximately 100 kilometers northwest of the national capital of Santo Domingo. Pueblo Viejo employs approximately 2,100 employees and 2,800 contractors.

The Pueblo Viejo mine is situated on the Montenegro Fiscal Reserve, an area specially designated by Presidential Decree for the leasing of minerals and mine development, which covers an area of 4,880 hectares at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central. A special lease agreement (“SLA”) between the Dominican State and Pueblo Viejo Dominicana Corporation (“PVDC”) governs the development and operation of the Pueblo Viejo mine. The SLA provides PVDC with the right to operate the Pueblo Viejo mine for a 25-year period commencing from the date on which PVDC delivered the Project Notice under the SLA, with one extension by right for 25 years and a second 25-year extension by mutual agreement of the parties, allowing a possible total term of 75 years. The Pueblo Viejo deposits are located in two major areas, the Monte Negro pit and the Moore pit. The property is accessible year-round by paved road from Santo Domingo.

Sufficient surface rights have been obtained for current operations at the property.

History

Early mining activity at the site dates back to the 1500s. Subsequent to that early mining activity, Rosario Resources commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in Rosario Resources and the Dominican Government continued operations as Rosario Dominicana S.A. Gold and silver production from oxide, transitional, and sulfide ores occurred from 1975 to 1999. The mine ceased operations in 1999. In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo minesite. In July 2001, PVDC (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVDC and the Dominican Republic subsequently negotiated the SLA for the Montenegro Fiscal Reserve, which was ratified by the Dominican National Congress and became effective on July 29, 2003. In March 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp. On February 26, 2008, PVDC delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress. The Pueblo Viejo mine achieved commercial production in January 2013. A second amendment to the SLA became effective on October 5, 2013, and has resulted in additional and accelerated tax revenues to the government of the Dominican Republic (see “– Royalties and Taxes” below).

Geology

Geological Setting

The Pueblo Viejo deposit consists of high sulfidation or acid sulfate epithermal gold, silver, copper, and zinc mineralization that was formed during the Cretaceous Age island arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits. Exploration drilling has identified two satellite deposits, under the historic Cumba and Upper Mejita mine workings. Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest.

Mineralization

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastics. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization are primarily in veins, but disseminated sphalerite has been noted in core. The mineralization extends for 2,800 meters north-south and 2,500 meters east-west and extends from the surface to 500 meters in depth.

Mining Operations

Production and Mine Life

The Pueblo Viejo mine achieved commercial production in January 2013 and completed its ramp-up to full design capacity in 2014. Mining operations are planned for the Monte Negro pit in phases 5 and 6, Moore pit in phases 6 to 9, as well as the Cumba pit, which will be mined in 2019.

Based on existing tailings capacity, the expected mine life is just over three years for mining and just over 15 years of processing and quarrying operations.

Pueblo Viejo produced 581 thousand ounces of gold in 2018 (Barrick’s 60% share).

Processing

Gold and silver are recovered through pressure oxidation (autoclave) of whole ore followed by hot cure and hot lime boil prior to cyanidation of gold and silver in a CIL circuit.

The autoclave circuit is designed to oxidize approximately 1,750 tonnes of sulfide per day, which is equivalent to about 24,000 tonnes of run-of-mine ore at 7.5% of sulfide. Lower sulfide ores are often fed to the plant resulting in higher tonnage, often well over 30,000 tonnes per day. The rest of the process plant is designed to process a minimum 24,000 tonnes per day, but effectively process over 30,000 tonnes as needed. From 2013 to 2018, the process plant produced an average of one million ounces of gold per year.

Copper is a by-product from the processing plant which was produced as a copper sulfide concentrate through injection of hydrogen sulfide gas into solution containing copper ion. This process is currently suspended due to product instability. The process team is currently evaluating the feasibility of alternate methods to recover copper as well as zinc, which has been identified as present in Pueblo Viejo ore.

Infrastructure, Permitting and Compliance

The tailings storage area is located in the El Llagal valley located approximately four kilometers south of the plant site. The Lower Llagal tailings storage area, made up of one main dam and three saddle dams, will contain all of the waste rock generated over the life of the Pueblo Viejo mine as well as process tailings up to 2026 at which point the tailings storage will transition to another tailings storage facility. In addition to solids storage, the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. Additional tailings impoundment capacity, as required by the resource base, will be studied, and implemented as described in further detail below. The mine is situated in a seismically active area. The design of the dams at site was based on the maximum credible earthquake criteria.

In addition to existing reserves, Pueblo Viejo had approximately 8.027 million ounces of gold (measured resources of 7.613 million tonnes at a grade of 2.39 grams/tonne, representing 0.585 million ounces of gold and indicated resources of 93.739 million tonnes at a grade of 2.47 grams/tonne, representing 7.442 million ounces of gold) and 44.474 million ounces of silver (measured resources of 7.613 million tonnes at a grade of 14.28 grams/tonne, representing 3.496 million ounces of silver, and indicated resources of 93.739 million tonnes at a grade of 13.60 grams/tonne, representing 40.978 million ounces of silver) in the measured and indicated resource category (Barrick’s 60% share) as of December 31, 2018.

Scoping studies and pilot project work are supportive of a plant expansion at the Pueblo Viejo mine that could increase throughput by roughly 50% to 12 million tonnes per year, allowing the mine to maintain average annual gold production of approximately 800,000 ounces after 2022 (100% basis). To achieve this, the mine is evaluating a flotation concentrator followed by ultra-fine grinding and tank oxidation of the concentrate. Testing to date has indicated that tank oxidation is preferable to the pad pre-oxidation process previously considered. Pueblo Viejo expects to complete prefeasibility studies for the plant expansion and additional tailings capacity by the end of 2019. The project has the potential to convert roughly seven million ounces of measured and indicated resources to proven and probable reserves (100% basis).

The Hatillo and Hondo Reservoirs supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is used as a supplementary water supply.

Operational power requirements vary but are generally less than 150 MW at 24,000 tonnes per day. In 2013, PVDC commissioned a 218 MW Wartsila combined cycle reciprocating engine power plant together with an approximately 72 kilometer transmission line connecting the plant to the minesite. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo mine. The plant is dual fuel and is currently operated on heavy fuel oil (“HFO”) with the capability to convert to natural gas in the future. The HFO is delivered at an existing HFO off-loading facility in the harbor at San Pedro and transported to the plant by an 8 kilometer fuel pipeline. In 2018, PVDC, signed a 10-year natural gas supply contract with AES Andres DR, S.A. (“AES”) in the Dominican Republic that will enable the conversion of the power plant from HFO to natural gas. AES will construct a new gas pipeline to the facility, with commercial gas production expected to begin in the fourth quarter of 2019. Converting the facility is expected to reduce greenhouse gas emissions associated with Pueblo Viejo by approximately 260 thousand CO2 equivalent tonnes per year and reduce costs.

All material permits and rights to conduct existing operations at the Pueblo Viejo mine and power plant facilities have been obtained and are in good standing.

Environment

Elevation at the minesite ranges from 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. The region has a tropical climate with little fluctuation in seasonal temperatures. The heaviest rainfall occurs between May and October.

The Pueblo Viejo minesite is affected by a number of significant legacy environmental issues resulting from the conduct of operations at site prior to Barrick’s involvement in the mine. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. Subject to the verification of certain conditions, PVDC has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities of the State. PVDC has agreed to cover the capital costs related to such remediation up to $75 million. In addition, upon PVDC giving the Dominican State a Project Notice, which was issued by PVDC in 2008, PVDC assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas”, except for hazardous substances at the Rosario’s plant site which remain the responsibility of the Dominican State. Furthermore, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies, and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the Monte Negro Fiscal Reserve. Under the SLA, PVDC and the Dominican State were required to come into compliance with the historic environmental mitigation and remediation matters for which they are responsible under that agreement by November 2014. PVDC achieved compliance by that deadline. In the second half of 2016, PVDC was contracted to act as an agent of the Dominican State to carry out activities for which the Dominican State is responsible under the SLA pursuant to the Environmental Management Plan of the State (Plan de Administración del Estado). The requisite environmental permits were received in November 2016 to carry out the first stage of the closure plan, which focuses on dewatering, buttressing, and improving the stability of the old Mejita tailings facility. Dewatering of the old Mejita tailings facility was completed in 2018, as well as the geotechnical investigation program. Construction activities are planned to commence in mid-2019.

In 2018, PVDC’s activities at the Pueblo Viejo mine were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2018, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $154 million (100% basis) (as described in Note 2u to the Consolidated Financial Statements). In addition, an environmental reserve fund has been established in an offshore escrow account as required by the SLA and funded by PVDC during operations until the funds are adequate to discharge PVDC’s closure reclamation obligations.

Exploration and Drilling

During 2018, eight exploration programs were undertaken at Pueblo Viejo consisting of a combination of reverse circulation drilling and diamond drilling totaling 22,204 meters at Cumba, Upper Mejita, Moore North, ARD1, Arroyo Hondo, MN West Deep, Mo West Deep and PV Underground target. In 2019, exploration plans include reverse circulation and diamond drilling over eight targets. There will be four areas of primary exploration: Monte Negro X, Monte Negro phase X East, Mejita Deep and Arroyo Hondo. There will also be advanced exploration occurring at four previously drilled targets: Upper Mejita, Moore North, ARD1 and Cumba NW.

As of December 31, 2018, the drill hole database used to support the development of mineral resources for the Pueblo Viejo property contained 2,613 drill holes, comprised of 890 diamond drill core holes, 525 reverse circulation, and 1,198 percussion holes and rotary samples. Samples totaling 88,359 meters from diamond drill holes, 30,151 meters from rotary and percussion holes and 33,762 meters from reverse circulation have been collected. In addition, 13,890 close-spaced reverse circulation grade control drill holes, totaling 571,279 meters were used to estimate the gold, silver, and copper resources. The drill hole spacing is variable, ranging from 10 to 15 meters.

Royalties and Taxes

Under the SLA, PVDC is obligated to make the following payments to the Dominican Republic: certain fixed payments due upon achieving certain milestones; a net smelter return royalty of 3.2% based on gross revenues less some deductible costs (royalties do not apply to copper or zinc); a net profits interest of 28.75% based on an adjusted taxable cash flow; a corporate income tax of 25% based on adjusted net income; and a withholding tax on interest paid on loans and on payments abroad and other general tax obligations. The SLA tax regime includes a stability clause.

A second amendment to the SLA became effective on October 5, 2013 and has resulted in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which is adjusted up or down every three years based on future metal prices. Based on provisions of the SLA, during 2017 PVDC and the Dominican government reached an agreement on an updated financial model underpinning the graduated minimum tax rates for the period from 2017 through 2019. PVDC will submit to the government by August 1, 2019 an initial draft of an updated financial model on which the applicable graduated minimum tax rates for the period from 2020 to 2022 will be based (see “Legal Matters - Government Controls and Regulations”).

During 2017, the government of the Dominican Republic repaid the outstanding balances of approximately $32 million for community relocation, as agreed in the SLA. As of December 31, 2018, the government of the Dominican Republic had $25 million in outstanding payables for power sales.

Streaming Transaction

On September 29, 2015, Barrick closed a gold and silver streaming transaction with Royal Gold for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. Barrick has accounted for the upfront payment as deferred revenue and recognizes it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. Barrick will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick sells gold and silver to Royal Gold equivalent to: (i) 7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter; and (ii) 75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver is delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. There is no obligation to deliver gold or silver under the agreement if there is no production from Pueblo Viejo.

Barrick receives ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Pueblo Viejo mine (Barrick’s 60% share) for the period indicated:

	Year ended December 31, 2018[1]	Year ended December 31, 2017[1]

Tonnes mined (000s)	24,063	23,430

Tonnes of ore processed (000s)	5,008	4,791

Average grade processed (grams per tonne)	4.04	4.57

Ounces of gold produced (000s)	581	650

1	Barrick’s 60% share.

The most recent technical report on the Pueblo Viejo mine is the technical report entitled “Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic” dated March 19, 2018 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in the Dominican Republic. Nevertheless, operating in emerging markets, such as the Dominican Republic, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia, such as the SLA negotiations described above. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in the Dominican Republic. For additional details, see “– Foreign investments and operations”, “– Permits”, “– Inflation”, “– Joint ventures”, “– Security and human rights”, “ – Community relations and license to operate”, “– Government regulation and changes in legislation” and “– U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Pueblo Viejo operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The map on the following page sets out the design and layout of the Pueblo Viejo mine.

Presa de Hatillo
COTUI
597 m
Rio Gurabo
Carretera Maimon-Cotui
Low Grade Stockpile
Cumba Pit
Monte Negro Pit
Medium Grade Stockpile
Arroyo Hondo
Moore Pit
ARD 3
Los Cacaos NAG Dump
Upper Mejita
San Juan Quarry
Los Quemados Quarry
Rio Maguaca
Las Lagunas Quarry
ARD 1
MONSEÑOR NOUEL
SANCHEZ RAMIREZ
HR7 PAG Dump
YAMASA
Santiago
San Francisco De Macoris
Pico Duarte 3175 m
DOMINICAN REPUBLIC
San Pedro De Macoris
Santo Domingo
Barahona
Development Boundary
Fiscal Reserve
Excluded Areas
Stockpiles
Dumps/ARD
Ponds
Pits
Plants
Pueblo Viejo
0
1
2
3
Kilometers

Veladero Mine

General Information

Project Description

The Veladero mine is an open pit mine using heap leaching located in San Juan Province, Argentina. The mine is located immediately to the south of Barrick’s Pascua-Lama project and approximately 360 kilometers by road northwest of the city of San Juan at elevations of between 3,900 and 4,800 meters above sea level. The mine has approximately 1,300 employees and an average of approximately 1,300 contractors between summer high season and winter low season, not including short-term construction contractors.

The Veladero mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) and operated by MAS pursuant to applicable provincial law and the Exploitation Contract between IPEEM and MAS (as amended) and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAS, which are: Ursulina Sur; Florencia 1; Gaby M; Río 2 and Río 3. The Veladero mining properties cover an area of approximately 14,447 hectares.

Pursuant to the Argentina mining code, mining concessions do not have an expiry date, however, to keep them in good standing, concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2018, the Veladero mine has complied with these requirements with respect to its current mining properties.

Barrick has an undivided 90% interest in “Campo Las Taguas,” which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campo Las Taguas” owned by third parties, all necessary easements have been obtained for access over surface property. Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is also located at the Campo Las Taguas. Access to the property is via a combination of public roads and an upgraded private gravel road.

Sufficient surface rights have been obtained for current operations at the property.

History

Following a competitive bidding process completed by IPEEM in 1994, Argentina Gold Corp. (“AGC”), a Canadian exploration company, was awarded exploration rights to Veladero. AGC then entered into a joint venture agreement with Lac Minerals Ltd. (“Lac Minerals”), which was acquired by Barrick a short time later. In 1995, AGC assigned its interest to MAG and from 1996 through 1998 the MAG/Barrick joint venture successfully explored Veladero. In early 1999, Homestake acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAG and Barrick Exploraciones Argentina S.A. Full construction of the Veladero mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005.

On June 30, 2017, Barrick completed the sale of a 50% indirect interest in the Veladero mine to Shandong. Shandong holds its 50% indirect interest in the Veladero mine through a subsidiary that holds a 2.1547% equity interest in MAG and a 50% equity interest in Argentina Gold (Bermuda) II Ltd. (“AGB II”). AGB II holds a 95.6906% equity interest in MAG. Two wholly-owned subsidiaries of Barrick hold the remaining 2.1547% equity interest in MAG, while another wholly-owned subsidiary of Barrick holds the remaining

50% equity interest in AGB II. Following completion of the sale, Barrick and Shandong jointly operate the Veladero mine pursuant to the terms of the Veladero Shareholders’ Agreement. In 2018, MAG changed its name to Minera Andina del Sol SRL (MAS).

Under the terms of the Veladero Shareholders’ Agreement, the MAS management committee, as MAS’s governing body, is responsible for the management of the Veladero mine and implementing decisions of Barrick and Shandong with respect to governance, funding and other aspects of joint operations. The agreement provides that for so long as Barrick and Shandong each hold a 50% proportionate indirect interest in MAS, each will have the right to nominate an equal number of managers of the MAS management committee and an equal number of the directors of AGB II, with the majority of matters relating to the business and affairs of Veladero decided by a majority vote. To the extent not covered by available free cash flow generated from the Veladero mine, Barrick and Shandong are required to fund AGB II and MAS for their respective indirect proportionate interest of all expenditures required under approved programs and budgets, and a failure to so fund could result in the dilution of the defaulting party’s interest. The sale of an interest by either Barrick or Shandong in the Veladero mine is subject to restrictions including a preferential purchase right in favour of the non-selling party.

Geology

Geological Setting

The Veladero deposit is situated at the north end of the El Indio Belt, a 120 kilometer by 25 kilometer north-trending corridor of Permian to late Miocene volcanic and intrusive rocks.

Mineralization

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3 kilometer long by 400 meter to 700 meter wide tabular blanket localized between the 4,000 and 4,350 meter elevations. The Veladero deposit comprises four orebodies: Cuatro Esquinas in the center, Filo Federico in the north, and Amable and Argenta in the south. Much of the Veladero deposit is covered by up to 170 meters of overburden. A variety of volcanic explosion breccias and tuffs are the principal host rocks at the Filo Federico orebody, where alteration consists of intense silicification. The Amable orebody was exhausted in 2013 and the Argenta orebody was exhausted in 2015.

Mining Operations

Production and Mine Life

The Veladero mine is an open pit truck-and-shovel operation. Production currently includes the mining of gold and silver from the Filo Federico pit. Stockpiled ore from the Argenta pit, where mining was completed in 2015, will be processed during the remaining life of the mine. The Cuatro Esquinas orebody is being explored under a drilling program to support additional mineral resource conversion and an updated life of mine plan, which has had positive results.

Based on existing reserves and production capacity, the expected mine life is approximately eight years, with mining and processing operations ending by 2024. MAS is also planning to extend processing operations for an additional four years through 2028 via the continued leaching of stacked ore. Veladero produced 278 thousand ounces of gold in 2018 (Barrick’s 50% share).

Following completion of the sale of a 50% indirect interest in the Veladero mine to Shandong effective June 30, 2017, Barrick and Shandong are each entitled to 50% of all of the gold produced at the Veladero mine, based on their respective ownership interests in AGB II. Barrick was entitled to all silver produced at the Veladero mine until March 31, 2018, following which Barrick and Shandong each became entitled to 50% of the silver produced at the mine.

Processing

The Veladero mine has a valley-fill heap leach operation and two-stage crushing process. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Current crushing capacity at the Veladero mine is approximately 81,000 tonnes per operating day.

Infrastructure, Permitting and Compliance

Veladero self generates electric power using a diesel power plant (permanently-installed diesel-generator sets) with an aggregate 19.5 megawatt capacity, and a wind turbine that can generate up to 2 additional megawatts, depending on wind speed.

In December 2015, the Argentine government removed certain foreign exchange and import control restrictions. However, an import control regime remains in place and, while Barrick continues to experience delays in the importation of goods, supply times are slightly more predictable. Inflation of over 45% and a devaluation of the peso by 100% has created uncertainty in the supply base by impacting the ability of suppliers to hold stock and provide reliable lead times and prices.

In December 2013, the Province of San Juan issued a provincial law requiring mining companies to allocate 75% of their annual purchases or contracts to local suppliers registered with a registry managed by the San Juan Ministry of Mining. For a company to qualify as “local supplier”, it must be based and domiciled in the province and 80% of its work force must consist of individuals domiciled in San Juan. While the law is in force, it is currently not enforced as the registry has not yet been organized. MAS is evaluating certain proposed amendments and will pursue a judicial challenge.

In December 2016, an agreement was reached between the Province of San Juan, local industry groups and unions to prioritize procurement of local services and personnel. Successful implementation of this agreement could lead to the abrogation of the law referred to above.

On October 24, 2018, the Mining Authority issued a resolution approving the sixth and seventh updates to the Veladero mine’s Veladero’s Environmental Impact Study (“EIS”) subject to certain conditions, which authorized the Valley Leach Facility (“VLF”) expansion project for phase 6. All required sectoral permits have been received, and construction of phase 6 has now commenced. Approval for the construction and operation of phases 7 to 9 remains subject to ongoing administrative review by the Mining Authority and other sectoral authorities.

Some of the conditions associated with the EIS updates require MAS to allocate a significant portion of contracts to local suppliers and to negotiate a 1.5% contribution of Veladero sales to a community trust when phase 6 of the VLF enters into production. On November 22, 2018, MAS challenged the conditions requiring local content allocations. This administrative appeal does not prevent MAS from proceeding with the construction of phase 6 of the VLF.

All material permits and rights to conduct existing operations at the Veladero mine have been obtained and are in good standing.

Environment

Vegetation at the minesite is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan.

The Veladero mine received EIS approval in November 2003 from the Mining Authority. Under Argentine law, Veladero is required to update the EIS at least every two years. Updates to the study were approved in April 2007, March 2009, November 2010, April 2014, December 2016 and October 2018.

Production at Veladero remains subject to restrictions that affect the amount of leach solution that can be applied to the leach pad. The sixth and seventh EIS updates have maintained requirements previously imposed by the Mining Authority that set a level limit for the leach solution storage area, which affects the operation of the leach pad. These requirements also restrict the addition of cyanide to the leaching process when the level limits of the storage area are exceeded. These restrictions are factored into Barrick’s 2019 operating guidance.

On September 13, 2015, a valve on a leach pad pipeline at Veladero failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAS notified regulatory authorities of the situation. Environmental monitoring was conducted by MAS and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the minesite will continue in accordance with a court order.

On October 9, 2015, the Mining Authority initiated an administrative sanction process against MAS for alleged violations of the Argentina mining code relating to the valve failure and release of cyanide-bearing process solution. MAS submitted its response to these allegations in October 2015 and provided additional information in January 2016. On March 11, 2016, the Mining Authority announced its intention to impose an administrative fine against MAS in connection with the solution release. MAS was formally notified of this decision on March 15, 2016. On April 6, 2016, MAS sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAS paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAS’s final administrative appeal of this decision. On September 5, 2017, Barrick commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. These proceedings are still pending. MAS has implemented a remedial action plan at Veladero in response to the incident as required by the Mining Authority. See “Legal Matters – Legal Proceedings – Veladero – September 2015 Release of Cyanide-Bearing Process Solution – San Juan Provincial Regulatory Sanction Proceeding”.

Also on March 11, 2016, a San Juan Provincial court laid criminal charges based on alleged negligence against nine current and former MAS employees in connection with the incident. The indictments of eight of the nine current and former MAS employees were confirmed on appeal by the San Juan Court of Appeals. On September 15, 2017, the San Juan Provincial court proceeded to trial. The defendants filed a motion to dismiss, which was rejected on November 30, 2017 and appealed on December 4, 2017. On August 23, 2018, the eight defendants charged in connection with the incident were granted probation. The terms of the probation do not require the defendants to admit any wrongdoing. If the defendants comply with good behaviour and community service requirements for one year, the action will be dismissed. MAS is not a party to this action. See “Legal Matters – Legal Proceedings – Veladero – September 2015 Release of Cyanide-Bearing Process Solution – Criminal Matters”.

On September 8, 2016, ice rolling down the slope of the leach pad damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the minesite and returned to the leach pad. Extensive water monitoring in the area conducted by MAS has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the Mining Authority and a Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the Mining Authority and a judicial inspection of the mine, the Provincial court lifted the suspension of operations and ordered that mining activities be resumed. See “Legal Matters – Legal Proceedings – Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution – Temporary Suspension of Operations and Regulatory Infringement Proceeding”.

On December 15, 2016, MAS was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the VLF. In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAS implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAS replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environment damage had increased as a result of the March 28, 2017 release of gold-bearing process solution described below. See “Legal Matters – Legal Proceedings – Veladero Cyanide Leaching Process – Civil Action”.

On March 28, 2017, the monitoring system at Barrick’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. Barrick notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017. On March 29, 2017, the Mining Authority issued a violation notice against MAS in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The Mining Authority lifted the suspension on June 15, 2017, following the completion and inspection of corrective actions. On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAS as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. Barrick filed its defence to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the Mining Authority consolidated this proceeding into a single administrative proceeding against MAS, encompassing both the September 8, 2016 incident described above and the March 28, 2017 incident. On December 27, 2017, MAS received notice of a resolution from the Mining Authority requiring payment of an administrative fine of approximately $5.6 million (at the applicable Argentine peso to U.S. dollar exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the Mining Authority. On March 28, 2018, MAS was notified that the Mining Authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of

San Juan. See “Legal Matters – Legal Proceedings – Veladero – March 2017 Release of Gold-bearing Process Solution”.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of mining activity. In late January 2013, the Province of San Juan, where Barrick’s operations are located in Argentina, announced that it had completed the required environmental audit, which concluded that Veladero does not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which includes the area where the Veladero mine and Pascua-Lama project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit. On June 11, 2018, federal authorities published the complete national inventory of glaciers, which reproduces the partial national inventory of glaciers in the area where the Veladero mine and Pascua-Lama project are located.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue (for additional information about this matter, see “Legal Matters – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation”). On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending.

As at December 31, 2018, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period, was $78 million (as described in Note 2u to the Consolidated Financial Statements).

For additional information regarding Barrick’s environmental initiatives, see “Environment”.

Exploration and Drilling

During 2018, a total of 3,960 meters of reverse circulation drilling and 3,200 meters of diamond core drill holes were completed in the Federico area in order to improve the reserves and resources model for the mine in 2019.

Other areas on the property were also drilled in 2018. A total of 1,725 meters of diamond core drilling in four drill holes was completed in Pecos, and an additional 623 meters of diamond core drilling in two drill holes was completed in Brujas.

The 2019 exploration plan contemplates a total of 10,600 meters of drilling on the property. For resources, the 2019 plan includes 3,300 meters of reverse circulation drilling and 3,300 meters of diamond drill holes in the Federico area. In addition, 1,000 meters in diamond drill holes will be completed in the Federico pit area site to explore a new target area. MAS anticipates completing a total of 2,000 meters of diamond drill holes at the Pecos - Brujas target, which is located within the boundaries of the Veladero property. A new target, named Coiron, is expected to be drilled in late 2019, with a total of 1,000 meters of core.

As at December 31, 2018, the Veladero drilling database was comprised of 1,157 drill holes totaling 354,640 meters and a total of 1,147 meters of channel samples from declines. Drill hole spacing within mineralized zones is approximately 60 meters.

Drill hole spacing varies across the deposit. In the central portions of the Amable and Filo Federico pits, average drill hole spacing is in the range of 35 meters to 40 meters, increasing outwards to 50 meters to 90 meters spacing, and increasing to approximately 100 meters to 120 meters spacing toward the peripheries of the orebodies.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and pursuant to corresponding provincial legislation, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentine soil. This Boca Mina is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to this royalty, under the terms of the Exploitation Contract between MAS and IPEEM, a 0.75% Boca Mina royalty is payable to IPEEM for the metals produced from the Veladero property, including from stockpiled ore from the Argenta deposit.

Finally, and only for the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated on estimated life-of-pit production, a gold price of $1,500 per ounce and a silver price of $35 per ounce was levied in the first quarter of 2012, payable to a Provincial development trust fund pursuant to the EIS. Although mining of the Argenta deposit is complete, approximately 0.8Mt of Argenta ore is stockpiled and contains approximately 14,100 ounces of gold. A final royalty payment is to be made once all ounces are recovered.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAS, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, MAS and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary”. Veladero’s export of gold doré was subject to this 5% export duty from the commencement of operations in 2005 until December 20, 2015, when the duty was repealed by the Argentine government. On September 3, 2018, after significant depreciation of the Argentine peso, the Argentine government re-established customs duties on all exports from Argentina until December 31, 2020. As a result, exports of doré are subject to a 12% duty, capped at ARS 4.00 per dollar exported, resulting in an effective rate of about 10.5% at the then current foreign exchange rate. This may result in an excess to the total tax burden in place when the project was stabilized in June 28, 2004, at which time the export duty was applicable at a 5% rate. This increase in export duties will be partially offset by the reduction of the income tax rate. As per applicable rules, calculation of excess tax burden is to be done after end of each year, with the excess resulting in a credit in favor of the MAS. The impact of the increased export duties is estimated to be approximately $14 million (Barrick’s 50% share) in 2018 before mitigation by a reduction of income tax and a reduction in Argentine peso denominated costs.

In October 2011, the Argentine government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.

In September 2013, Argentina adopted a 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. This tax was subsequently repealed, and reinstated again in December 2017 as discussed below. In December 2014 (at a time when the tax on dividends was applicable) MAS paid dividends and the related tax. In August 2015, MAS requested a refund of the amount paid in excess of the tax stability regime. This request was rejected by the Argentine Federal Tax Authority (“AFIP”), which was appealed by MAS to the Tax Court on November 20, 2018.

In December 29, 2017, Argentina adopted a 7% withholding tax on dividends for 2018 and 2019 with the rate going to 13% for 2020 and onwards; however, the corporate income tax rate decreased from 35% to 30% for 2018 and 2019, and to 25% for 2020 and onwards. As a result, the combined effective income tax rate (corporate income tax rate plus dividend withholding rates on the after-tax profits) will be close the prior (and stabilized to Veladero) income tax rate of 35%.

For details of Argentina tax reform measures enacted in 2017 and 2018, see “Legal Matters – Government Controls and Regulations”.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Veladero mine (Barrick’s 50% share) for the periods indicated:

	Year ended December 31, 2018[1]	Year ended December 31, 2017[1]

Tonnes mined (000s)	35,646	48,376

Tonnes of ore processed (000s)	13,547	21,190

Average grade processed (grams per tonne)	0.85	1.02

Ounces of gold produced (000s)	278	432

1

On June 30, 2017, the Company divested 50% of its interest in the Veladero mine. For additional information regarding this matter, see “General Information – General Development of the Business”. Accordingly, 2017 mining and processing figures represent Barrick’s ownership of Veladero on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

The most recent technical report on the Veladero mine is the technical report entitled “Technical Report on the Veladero Mine, San Juan Province, Argentina” dated February 28, 2018 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in Argentina. Nevertheless, operating in emerging markets, such as Argentina, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia, such as the imposition of the export duty and foreign currency controls described above.

Barrick’s operations in Argentina have historically been subject to particular exposure from inflationary risks and currency fluctuations. Under the administration of the former President of Argentina, the exchange rate between the Argentine peso and the U.S. dollar was fixed, despite a steadily depreciating value for the Argentine peso in global currency markets. As the Company is required to pay its in-country suppliers and employees in the local currency, it experienced a steady increase in operating costs as a result of the fixed exchange rate. In late 2015, the administration of President Macri changed the exchange rate of the Argentine peso from fixed to floating, resulting in a large devaluation of the Argentine peso by approximately 190%

through December 2018. This change resulted in lower operating costs in Argentina for the Company, which had a net positive effect on results from Veladero, partially offset by the rate of inflation. However, further fluctuation in the exchange rate may have a negative impact on the Company’s operations in Argentina.

For additional details on the risks and uncertainties applicable to Barrick’s operations in Argentina, see “– Foreign investments and operations”, “– Permits”, “– Inflation”, “– Joint ventures”, “– Security and human rights”, “ – Community relations and license to operate”, “– Government regulation and changes in legislation” and “– U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Veladero operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The diagram on the following page sets out the design and layout of the Veladero mine.

Waste Dump
Truck Shop
Federico Pit
Cuatro Esquinas
Amable Pit
Waste Dump
Process Plant
Heap Leach
Veladero Camp
Argenta Pit
Chile
Argentina
BARRICK
ATACAMA
CATAMARCA
LA RIOJA
SAN JUAN
Pit
Leach
Facilities
Waste
Roads
Veladero
0
1
2
Kilometers

Kibali Mine

General Information

Project Description

The Kibali gold mine is located in the northeast of the DRC, approximately 560 kilometers northeast of the city of Kisangani and 150 kilometers west of the Ugandan border town of Arua, near the international borders of Uganda and Sudan. Kinshasa, the capital city of DRC, is located approximately 1,800 kilometers southwest of Kibali. Personnel access to Kibali is commonly through charter flight directly to site from Entebbe, Uganda, which is served daily by commercial flights from European cities. Road access is available from Kampala, Uganda and is approximately 650 kilometers, which provides the primary route for the operational supply chain.

The mine has approximately 1,650 employees and 3,100 contractors.

Kibali consists of multiple mineral deposits, including: Karagba-Chauffeur-Durba (“KCD”), Sessenge, Sessenge SW, Pakaka, Pamao, Gorumbwa, Mengu Hill, Mengu Village, Megi, Marakeke and Kombokolo. The Kibali permit covers an area of approximately 1,836 square kilometers.

Kibali Goldmines SA (“Kibali Goldmines”), a joint venture company between Barrick, Anglo Ashanti Limited (“AngloGold”), and Société des Miniere de Kilo-Moto SARL (formerly Offices des Mines d’Or de Kilo-Moto) (“SOKIMO”), has been granted ten Exploitation (Mining) Permits under the DRC Mining Code (2002), eight of which are valid until 2029 and two of which are valid until 2030. Pursuant to the DRC Mining Code (2002), to keep mining concessions in good standing, concession holders are required to pay certain permit fees and annual surface rights fees.

Sufficient surface rights have been obtained for current operations at the property.

History

Moto Goldmines Limited (“Moto”) acquired a 70% interest in the Kibali project in 2004 from Société des Miniere de Kilo-Moto SARL, the previous operator of the Kibali project. Moto completed a pre-feasibility study in 2006, a feasibility study in 2007, and an optimized feasibility study in 2009.

In 2009, Randgold and AngloGold entered into a 50/50 joint venture, which acquired all of the issued share capital of Moto and, as a result, Moto’s 70% interest in the Kibali project. Later in 2009, the joint venture acquired an additional 20% interest in the Kibali project from SOKIMO, giving Randgold a 45% interest in Kibali. On January 1, 2019, Barrick acquired an interest in Kibali by virtue of the Merger. Barrick is the operator of Kibali.

Geology

Geological Setting

The gold deposits at Kibali are hosted within the Kibali Greenstone Belt (otherwise referred to as Moto granite-greenstone terrane), bounded to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa District. The Kibali Greenstone Belt is an elongate west-northwest-east-southeast trending terrane containing Archean aged volcano-sedimentary conglomerate, carbonaceous shales, siltstone, banded iron formations, sub aerial basalts, mafic intermediate intrusions (dykes and sills) and multiple intrusive phases that range from granodiorite, to gabbroic in composition. Based on textures and types of lithologies present in the stratigraphy, the rocks within the Kibali permit area are interpreted as having been laid down in an aqueous environment.

The majority of the primary lithologies are clastic (sedimentary) in origin, possibly being developed in a regional extensional environment such as a rift graben or half graben. At Kibali, the gold deposits are largely hosted in siliciclastic rocks, banded iron formations, and cherts that were metamorphosed under greenschist facies conditions, situated along a curvilinear zone 20 kilometers long and up to one kilometer in width, known as the “KZ Structure”. Gold mineralization is concentrated in gently northeast to north- northeast-plunging fold axes whose orientations are generally parallel with a prominent lineation in the mineralized rocks.

The Kibali deposits differ from many orogenic gold deposits as they are hosted within a thrust stack sequence with ductile to brittle-ductile deformational structures and a complex folding history. There are two principal structure sets: northwest-southeast striking, northeast dipping thrust faults and a series of sub-vertical northeast-southwest shear structures both of which in association with the folding are considered important mineralizing controls. Unlike many other orogenic gold deposits, mineralization within the Kibali district typically lacks significant phases of quartz-rich veins.

Mineralization

The mineralized deposits of the Kibali permit are associated with halos of quartz, ankerite, and sericite (ACSA-A) alteration. The KCD deposit is the principal mineralized occurrence along the Sessenge-KCD trend. It consists of three semi-vertically stacked lodes hosted within the volcano-sedimentary units, conglomerate units, and ironstone and chert assemblages. The location of the individual lodes within the KCD deposit are intimately controlled by the position, shape, and orientation of a series of gently northeast-plunging fold axes. The lodes may be linked genetically by large-scale recumbent folding developed between two bounding northeast trending structures.

Both Gorumbwa and Kombokolo deposits occur along a northeast trending mineralized corridor located 800 meters to the west of the main Sessenge-KCD structural zone. Both are considered to be formed from the same mineralizing event, with similar alteration and structural characteristics to the KCD deposit but significantly smaller in size. The underground and open pit workings, which were previously mined by SOKIMO, are presently collapsed and flooded.

The Mengu Hill deposit lies near the northwest end of the northwest trending Pakaka-Mengu Trend. The stratigraphy in the vicinity of the deposit is dominated by a meta-conglomerate unit that is interbedded with fine-grained sediments, siliceous sericite schist and minor mafic volcanic rocks.

The Pakaka-Pamao deposits are located at the southeast end of the 7 kilometers northwest trending Pakaka-Mengu Trend. Gold mineralization at Pakaka-Pamao is hosted by the meta-conglomerate interbedded with minor tuffaceous units. Recent works show mineralization to be hosted in meta-sandstone and banded iron formation.

Mengu Village is located near the northwest end of the Pakaka-Mengu Trend. The mineralization is tabular in form, trending northwest and dipping shallowly to the northeast and is hosted by conglomerates with thin ironstone and carbonaceous shale intercalations.

The Marakeke deposit is located midway along the Pakaka-Mengu Trend with mineralization developed in a variably carbonate-sericite-silica altered ironstone-chert.

Mining Operations

Production and Mine Life

Open pit mining takes place in a number of satellite pits over approximately 14 kilometers. Some of the pits are relatively shallow and have a short mine life of two years or less, such as Pamao and Sessenge, while others are deeper and have a longer life of more than two years, such as Pakaka and Gorumbwa. There are six main open pit deposits, KCD, Pakaka, Pamao, Kombokolo, Sessenge, and Mengu Hill, located within an approximate 7 kilometer radius.

The KCD pit is the largest pit at 1.7 kilometers north-south (approximately), 0.8 kilometers east-west and 250 meters deep. Mining has now been completed at the Mofu (2015), Mengu Hill, and Rhino (2016) pits, and at the first two pushbacks in the KCD pit (2016).

As of December 31, 2018, the operational pits were KCD pushback 3, Kombokolo and Sessenge are the operational pits. Open pit mining is conducted by the contractor Kibali Mining Services, a DRC company, using either free-dig or conventional drill, blast, load, and haul methods. The mining equipment is ultimately jointly owned by Barrick and the contractor’s parent company the Bouygues Group. Dewatering well systems are installed for all pits to lower the groundwater level prior to commencement of mining. A system of dewatering trenches are procedurally established prior to commencement of mining in each of the pits, preventing the inflow of any surface water to the active mining areas.

The upper levels of the open pits are usually in weathered material, which typically is free digging material. Once fresh (unweathered) rock is encountered, drilling and blasting is required.

The Kibali KCD underground mine is designed to extract the KCD deposit directly beneath the KCD open pit. A 50-meter crown pillar separates the pit bottom from the top of the underground mine. The underground mine is a long-hole stoping operation planned to produce at a rate of 3.6 million ore tonnes per year.

Development of the underground mine commenced in 2013. Stoping within the upper levels commenced in 2015, utilizing the twin surface decline system for trucking of ore to surface. A vertical production shaft (751 meters deep) completed commissioning in December 2017 and ramped up to full production during 2018. From 2018 onwards, the majority of ore is hoisted to the surface via the shaft. The decline to surface is used to haul from some of the shallower stopes and to supplement shaft haulage as well as to provide ready access for plant and equipment. A major pump station has been installed near the shaft bottom with redundant capacity in the pumps and pipelines to the surface.

A significant portion of the capital and waste access development for the mine is in place; to date 31,356 meters of capital development and 12,300 meters of waste access development have been completed. The current life of mine plan contains a further 17,000 meters of capital lateral development and 18,000 meters of waste access development.

The proposed mining methods are variants of long-hole open stoping with cemented paste.

No significant failures of the openings in the underground workings have occurred. The rock assessed for the rock mass model is ranked as good to very good.

The underground mining operations are fully managed by Kibali staff. Based on most recent mine plans and production, the Kibali open pit operation is expected to continue until 2030 and the underground until

2032. Kibali produced a total of 807 thousand ounces of gold in 2018, of which Randgold’s share was 363 thousand ounces of gold.

Processing

The Kibali gold processing plant comprises two largely independent processing circuits, the first one designed for oxide and transition ores and the second for sulphide refractory ore. However, both circuits are designed to process sulphide ore when the oxide and transition ore sources are no longer available. The circuit comprises crushing, ball milling, classification, gravity recovery, a conventional CIL circuit, flash flotation and conventional flotation, together producing a concentrate which goes to ultra-fine-grinding and a dedicated intensive cyanide leach.

The processing plant rated throughput is 3.6 million tonnes per annum of soft oxide rock ore through the oxide circuit and 3.6 million tonnes per annum of primary sulphide rock ore through a parallel sulphide circuit. Once the plant is sulphide only, the capacity is 7.2 million tonnes per annum of sulphide ore. Overall, the actual process plant gold recovery in 2018 reached design standards at an average 88%.

Infrastructure, Permitting and Compliance

The primary source of raw water is a borehole system, with backup from the Kibali River. Storm water is collected and stored in the raw water dam, which has a storage capacity of 9,500 cubic meters. The processing plant is, however, primarily supplied by return water from the tailings storage facilities and thickener overflow, with raw water making up the deficit.

Kibali is dependent on its own power generation facilities for the supply of electrical power. There are three separate thermal power stations that each have twelve 1500 kVA Cat diesel generators. All three hydro power stations are commissioned and can produce up to 42 megawatts during the wet season. The additional power provided by the hydro power stations reduces the operating cost of the mine.

All material permits and rights to conduct existing operations at the Kibali operations have been obtained and are in good standing.

Environment

An environmental management plan is in place, and the Kibali operations are ISO 14001:2015 compliant and independently audited to continuously improve environmental management. The site is also audited against the requirements of the International Cyanide Management Code.

Tailings are generated from the plant and disposed of in two separate tailings storage facilities, the flotation tailings storage facility and concentrate tailings storage facility.

Three plant species were recorded within the Kibali permit which are considered to be of conservational significance.

In 2018, all of Kibali Goldmine’s activities were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2018, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $23.7 million (Randgold’s 45% attributable share was $10.6 million).

Exploration and Drilling

Exploration at Kibali focuses on advancing both brownfields and greenfields targets. Brownfields exploration involves testing underground and open pit targets for extensions of high-grade mineralization based on the structural model, but commonly in a down plunge direction as the major axis of continuity. Satellite deposits and gaps between existing mineral resources are evaluated by exploration work to define mineral resources from conceptual targets.

During 2018, a key exploration program was undertaken to target the previously identified prospect of Kalimva-Ikamva with the aim of defining inferred mineral resources. A total of 112,571 meters of diamond drill core in 1,050 holes and 115,639 meters of reverse circulation, in 1,704 holes, were drilled from underground and surface exploration and grade control drilling programs.

In 2019, further resource extension on KCD underground is underway on the 275L underground exploration drive to extend the 5000 and 9000 lodes down plunge and define the new hanging-wall ore zone. Additional surface drill programs will test the 9000 up plunge connection to Sessenge. During 2019, Barrick plans to complete a feasibility study on the Kalimva-Ikamva open pit mineral resource with significant additional advanced grade control drilling. In all, a total of approximately 276,766 meters of exploration and grade control drilling is planned at Kibali in 2019.

Royalties and Taxes

The DRC Mining Code (2002) and associated regulations have been amended with an updated Mining Code which came into force on March 9, 2018 (the “DRC Mining Code (2018)”) and the related amended mining regulations which came into force on June 8, 2018.

The following changes made to the DRC Mining Code (2002) in 2018 introduced a series of potentially significant adverse changes on Kibali: (i) royalty charges are to be increased from 2.5% to 3.5%, increasing royalty charges over the life of mine by an estimated $94.5 million, which would not materially impact the life of mine profitability; (ii) various increases in import and other duties from 4% to 7% depending on consumable type, which would not materially impact the life of mine profitability; and (iii) a super-tax profit has been promulgated based on the feasibility study prepared at the time the approval was given for the building of the Kibali project and accordingly, such a tax would only apply if the average annual gold price was in excess of $2,000 per ounce.

Presidential and Parliamentary elections in the DRC occurred in December 2018. The exact impact of both the newly appointed Government in the DRC and the impact (if any) of the DRC Mining Code (2018) and related regulations, will only be fully known once the new Government has clarified and implemented the DRC Mining Code (2018) and related mining regulations. Full payment has been made on all taxes demanded by the Government to date. All payments were made under duress in order to protect Kibali’s acquired and vested rights under the DRC Mining Code (2002). See “Legal Matters – Government Controls and Regulations”.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Kibali mine on a 100% basis for the period indicated (Barrick’s share following the Merger is 45% of the figures reflected in the table below):

	Year ended December 31, 2018	Year ended December 31, 2017

Tonnes mined (000s)	32,866	36,522

Tonnes of ore processed (000s)	8,218	7,619

Average grade processed (grams per tonne)	3.45	2.9

Ounces of gold produced (000s)	807	596

Following the Merger, Barrick owns an effective 45% of Kibali with the DRC State and joint venture partner owning 10% and 45%, respectively. Barrick will equity account for its effective 45% joint venture holding in Kibali.

The most recent technical report on the Kibali gold mine is the technical report entitled “Technical Report on the Kibali Gold Mine, Democratic Republic of the Congo” with an effective date of December 31, 2017 and an issue date of September 18, 2018 authored by Rodney B. Quick, Simon Bottoms, Richard Quarmby, Andrew Law and Graham E. Trusler. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company, through Randgold, has extensive operating experience in the DRC. Nevertheless, operating in emerging markets, such as the DRC, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in the DRC. For additional details, see “– Foreign investments and operations”, “– Permits”, “– Inflation”, “– Joint ventures”, “– Security and human rights”, “– Artisanal mining”, “ – Community relations and license to operate”, “– Government regulation and changes in legislation” and “– U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company expects to manage and mitigate controllable risks at its DRC operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The map on the following page sets out the design and layout of the Kibali gold mine.

Ikamva
Kalimva
Mofu
Mengu Hill
Pamao
Pakaka
Mine Village
Airstrip
Kombokolo
Gorumbwa
Kibali Plant
KDC Portal & Shaft
Gorumbwa Waste
KCD
Sessenge

BARRICK

SOUTH SUDAN
Juba
ORIENTALE
UGANDA
Kampala
Kisangani

Licences
Pits
Plant Site
Stockpile
Tailings
Waste
Roads

Kibali

0 1 2 3
Kilometers

Loulo-Gounkoto Mine Complex

General Information

Project Description

Loulo-Gounkoto is situated in western Mali adjacent to the Falémé River which forms the international boundary with Senegal. The Loulo-Gounkoto complex is located 350 kilometers west of the capital city of Bamako, 220 kilometers south of Kayes and to the northwest of the nearest town Kenieba. The Dakar to Bamako Millennium highway crosses the Loulo-Gounkoto haul road and serves as the primary access point for the mine and provides excellent road transport links with the rest of the country as well as to Senegal. The mine complex has approximately 2,100 employees and 2,300 contractors.

Loulo consists of multiple mineral deposits including: Yalea, Gara, Loulo 3, Baboto, Gara West, P129, P125L3, P129QT, Loulo 1, Loulo 2 and L2-L3 Gap, P125L3 and PQ10. Gounkoto consists of multiple mineral deposits including: Gounkoto and Faraba. The Loulo and Gounkoto permits currently cover 261.23 square kilometers and 99.95 square kilometers respectively, for a total area of 361.18 square kilometers.

The Loulo gold mine is within the Loulo Exploitation Permit (the “Loulo Permit”). The Loulo Permit was most recently amended on June 21, 2012. It covers the Gara and Yalea underground mineral reserves and the Baboto, Gara West and Loulo 3 open pit mineral reserves, and remains in force for a period of 30 years after which it is renewable if production is still taking place.

In 2010, the Gounkoto Exploitation Permit (the “Gounkoto Permit”) was granted, which was split from the Loulo Permit. The Gounkoto Permit, which incorporates the Gounkoto and Faraba Reserves, is valid for 30 years.

To keep mining concessions in good standing, concession holders are required to pay royalties and corporate taxes to the Malian government. See “– Royalties and Taxes” below.

Sufficient surface rights have been obtained for current operations at the property.

History

The Gara gold deposit was discovered in 1981 by a joint venture between the Malian Direction Nationale de la Géologie et des Mines and the French Bureau de Recherches Géologiques et Minières. In 1992, BHP Minerals Mali entered into an agreement with Société des Mines de Loulo SA (“SOMILO”) for a joint venture that developed the Gara deposit into a mineral resource that was deemed sub-economic at the time.

During 1996, Randgold acquired BHP Minerals Mali and undertook additional regional exploration which resulted in 1997 with the discovery of Yalea, the second of two deposits that make up the Loulo gold mine. Gounkoto was discovered through regional exploration in 2009 with first gold being produced at the Gounkoto open pit in 2011. On January 1, 2019, Barrick acquired an interest in Loulo-Gounkoto by virtue of the Merger.

The Loulo mine is owned by SOMILO, a Malian company. SOMILO is owned 80% by Barrick and 20% by the State of Mali.

The Gounkoto gold mine is owned by a Malian company, Société des Mines de Gounkoto SA, which is owned 80% by Barrick and 20% by the State of Mali.

Geology

Geological Setting

Loulo-Gounkoto is located within the Kedougou-Kenieba erosional inlier. The inlier is unconformably overlain by Upper Proterozoic sandstones towards the east and further south. Loulo-Gounkoto is predominantly underlain by the Kofi formation consisting of greywacke, sandstone, argillaceous sandstone, calcareous sandstone and tourmalinized sandstone, sheared greenstone units.

Mineralization

The Yalea main mineralized body is hosted by the Yalea Shear, where it is intercepted by the Yalea Structure. The Yalea Shear is a 1.4 kilometer long brittle-ductile, north-south striking, mineralized fault that transects the Yalea Structure, which is a complex, north to north-northeast striking shear zone. The Yalea mineralization is predominantly hosted in hydrothermally brecciated argillaceous pink quartzites.

Gara (previously known as Loulo 0) is hosted within an intensely tourmaline greywacke unit which outcrops on surface due to its high resistance to weathering.

Baboto is a shear hosted deposit situated along a north-south striking shear structure located approximately 14 kilometers north-northeast from the Yalea deposit. Baboto is dominated by a thick sequence of metasediments and structural breccias. Gold mineralization is mainly associated with the finely disseminated pyrite occurring in the brittle-ductile shear breccias.

Loulo 3 is located 4 kilometers north-northeast of the Yalea mine. Loulo 3 consists of three mineralized zones: a north-northwest trending main zone which is situated on the Loulo 3 structure and is transected by the north-northeast striking main zone, which is situated on the Yalea structure, and the third small sub-parallel northwest striking footwall zone. Mineralization consists of a mixture of quartz and hematite veinlets hosted in a zone of silica-carbonate alteration within local tourmaline alteration in the south. Gara West is located 200 meters west of the pit at Gara and is characterized by predominantly shear and breccia hosted mineralization within a medium to coarse grained sandstone unit that is variably altered with tourmaline, chlorite and silica-carbonate.

Other minor satellite deposits are present within the Loulo Permit; these exhibit similar geological characteristics to the other major deposits outlined above.

Gounkoto is a large north-northwest trending shear zone, with a complex assemblage of ductile shear breccias, shears and faults characterized by a stepped geometry, with wider zones of mineralization generally seen on the northwest trending structures and narrower zones on the north-south trending structures.

The Faraba deposit strikes north-northwest and is comprised of several zones of gold mineralization hosted within and along the contacts of north-south striking, coarse grained, gritty sandstone units (lithic wackes) in a package of sheared argillaceous sediments. Gold mineralization is dominantly hosted by pyrite, with local magnetite, chalcopyrite, arsenopyrite and pyrrhotite.

Mining Operations

Production and Mine Life

The Loulo Permit is currently comprised of the Baboto open pit, Loulo 3 open pit and the Gara West open pit. The Yalea and Gara underground mines are currently in operation and are accessed via portals located in open pits and a box cut. Gounkoto underground is at a pre-feasibility level of study. The proposed mining method for Gounkoto underground consists of long-hole bench stoping with backfill.

Based on existing reserves and production, the Loulo-Gounkoto open pit operation is expected to continue until 2024 and the underground operation until 2032. Loulo-Gounkoto produced a total of 660 thousand ounces of gold in 2018 of which Randgold’s attributable share was 528 thousand ounces of gold.

Processing

The Loulo processing plant uses a CIL gold extraction process with a throughput capacity of 4.8 million tonnes per annum. The Loulo process plant processes ore from both the Loulo and Gounkoto operations. The plant uses a conventional crushing, milling, gravity, CIL, and tailings disposal circuit.

Gold recovery is maintained above 90% by blending the various ore sources (Yalea / Gara / Gounkoto) to control the copper and arsenic content within the mill feed. The current life of mine has an average recovery of 89%. The average gold recovery in 2018 was 92.3%, which is a decrease of average gold recovery from 2017 (92.7%).

Infrastructure, Permitting and Compliance

The climate at Loulo-Gounkoto is strongly influenced by the north and southward movement of the Inter Tropical Convergence Zone, which creates distinctive wet and dry seasons. Although annual evaporation exceeds the annual rainfall, an excess of water is available during the peak of the wet season (July to September) to generate surface water run-off. Water is sourced for the Loulo-Gounkoto complex from the Gara and Falémé rivers which run through the Loulo-Gounkoto complex site.

Power is generated on site using light and heavy fuel generators.

All material permits and rights to conduct existing operations at the Loulo-Gounkoto complex have been obtained and are in good standing.

Environment

Climatic conditions do not materially affect either exploration, development, or mining operations.

An environmental management plan is in place, and Loulo’s operations are ISO 14001 compliant and independently audited to continuously improve environmental management. The site is also audited against the requirements of the International Cyanide Management Code.

In 2018, all activities at the Loulo-Gounkoto complex were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2018, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $26.4 million for Loulo and an additional $9.1 million for Gounkoto as at December 31, 2018.

Exploration and Drilling

Since 1993, the following sampling has been undertaken at Loulo-Gounkoto for a combined total of 2,055,405 meters: (i) diamond drilling of 3,994 drill holes for 933,597 meters; (ii) reverse circulation drilling of 17,982 drill holes for 867,872 meters; (iii) rotary air-blasted drilling of 5,414 drill holes for 136,130 meters; (iv) trenches of 1,306 cuts for 77,058 meters; and (v) underground channels of 5,934 channels for 40,748 meters.

Exploration at Loulo-Gounkoto is focused on advancing both brownfields and greenfields targets. Brownfields exploration involves testing underground and open pit extensions of the current mineral resources for high-grade mineralization based on the structural model. The current exploration concept has been proven to be effective. Drilling programs in 2018 focused on grade control drilling in all operations and in exploration at Yalea Far South Transfer Zone and Loulo 3. A total of 183,176 meters of diamond, reverse circulation drilling trenches and channels in 3,573 holes were drilled from underground and surface exploration drilling programs in 2018. In 2019, the following drilling programs will be undertaken: continued grade control drilling at all operations, extension drilling at Yalea and definition drilling at Loulo 3 and Faraba. In all, a total of approximately 216,005 meters of exploration and grade control drilling is planned at Loulo-Gounkoto in 2019.

Royalties and Taxes

Separate establishment conventions applicable to the Loulo and Gounkoto mines regulate the fiscal conditions under which the mines operate and are based on the Mali Mining Code (1991). A 6% royalty is payable to the Malian government based upon production together with a corporate tax rate on profits at 30% and a minimum of 0.75% on gross revenues if a loss is made. Loulo received a received a five-year tax holiday from initial production in October 2005, which has since expired. Gounkoto received a two-year tax holiday from initial production in 2013 and has since received governmental approval for use of a 50% corporate tax reduction for four years from the beginning of 2018 to support its development of a super pit. Each convention includes exoneration on fuel duties for the life of the Loulo-Gounkoto complex and on import duties for three years from initial production.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Loulo-Gounkoto complex on a 100% basis for the periods indicated (Barrick’s share following the Merger is 80% of the figures reflected in the table below):

	Year ended December 31, 2018	Year ended December 31, 2017

Tonnes mined (000s)	38,658	34,965

Tonnes of ore processed (000s)	5,154	4,918

Average grade processed (grams per tonne)	4.30	5.00

Ounces of gold produced (000s)	660	730

Following the Merger, Barrick owns 80% of Loulo-Gounkoto and the State of Mali owns 20%. Barrick will consolidate 100% of Loulo-Gounkoto and show the non-controlling interest separately.

The most recent technical report on the Loulo-Gounkoto mine is the technical report entitled “Technical Report on the Loulo-Gounkoto Mine Complex, Mali” with an effective date of December 31, 2018 and an issue date of September 18, 2018 prepared by Rodney Quick, Simon Bottoms, Richard Quarmby, Derek Holm and Graham E. Trusler. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company, through Randgold, has extensive operating experience in Mali. Nevertheless, operating in emerging markets, such as Mali, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States, Canada or Australia. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in Mali. For additional details, “– Foreign investments and operations”, “– Permits”, “– Inflation”, “– Joint ventures”, “– Security and human rights”, “– Artisanal mining”, “ – Community relations and license to operate”, “– Government regulation and changes in legislation” and “– U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company expects to manage and mitigate controllable risks at its Mali operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The map on the following page sets out the design and layout of the Loulo-Gounkoto mine complex.

Gara Waste Dumps
Mine Village
Airstrip
Gara Pit
MALI
Gara Paste Plant
Gara Refrigeration Plant
Process & Power Plants
Loulo 3 Pits
P 129 Pit
P 125 Pit
Yalea Paste Plant
Yalea UG
Yalea Refrigeration Plant
Yalea Pit
Yalea Waste Dumps
Loulo Gounkoto Haul Road
MALI
SENEGAL
Gounkoto Pit
Gounkoto Waste Dumps
Kenieba
270 m
187 m
299 m
305 m
369 m
393 m
233 m
223 m
BARRICK
SENEGAL
Bamako
GUINEA
Conakry
Freetown
SIERRA LEONE
LIBERIA
Permit Boundaries
Pits
Plant Site
Road
Tailings
Waste
Loulo & Gounkoto
0 1 2 3 4 5
Kilometers

EXPLORATION AND EVALUATIONS

Barrick has historically grown its reserve base through a combination of discovery and acquisitions involving an exploration strategy that includes district development programs, which focus on exploration in and around its operating properties, as well as early-stage exploration programs. The Company’s strategy is to maintain a mix of projects at different stages in the exploration and development sequence. In 2018, Barrick spent a total of $174 million on its exploration and evaluation activities (2017: $195 million), comprised of $163 million of exploration expenditures ($155 million expensed; $8 million capitalized) and $11 million of expensed evaluation expenditures. Of the total $163 million spent on exploration in 2018, approximately $98 million was spent in North America, approximately $42 million was spent in South America, approximately $10 million was spent in Australia Pacific and approximately $13 million was spent by Acacia.

Barrick’s exploration strategy focuses on: making significant new discoveries from the world’s most prolific and emerging gold districts; replacing and adding reserves and resources at Barrick’s existing operations and development projects; and identifying and delivering exploration upside following acquisitions. Exploration is directed from Barrick’s head office in Toronto and is conducted through its regional exploration offices and sites around the world. Barrick’s exploration success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective mineral districts and a structured and disciplined approach to exploration which provides a framework for how regions and projects are selected, how they are resourced and managed, and how exploration activities are performed. The Company has maintained a strong commitment to exploration by recognizing the value to the Company through exploration and evaluations success. Highlights of the Company’s greenfield exploration program for 2018 include the discovery and delineation of an initial inferred resource at Fourmile, adjacent to its Goldrush discovery in Nevada, and the increased inferred resource at Alturas at the Southern part of the El Indio Belt near the border of Argentina and Chile. In addition, a feasibility study was completed for the Massawa project, which was contributed to Barrick’s portfolio in connection with the Merger, and an application for a mining license has been lodged with the Senegalese government.

Barrick’s partnerships are thoughtful and strategic in nature. There are two primary objectives for Barrick’s exploration partnerships. The first is to augment Barrick’s operating presence in core regions. The second is to focus on emerging new district plays that have the potential to yield multiple new economic discoveries. Barrick seeks out partners with talent, credibility, integrity, proven track records and a strong commitment to communities and the environment. Barrick’s recent partnership business activities include:

•

On July 9, 2018 Barrick and Shandong signed an enhanced strategic cooperation agreement. Under the agreement, Shandong is currently completing an independent evaluation focused on the potential to develop a mining project at Lama in Argentina, including a high-level evaluation of potential synergies between Lama and the nearby Veladero operation.

•

On May 9, 2018, Barrick announced the acquisition of 46.55 million common shares (or approximately 19.9%) of Midas Gold Corporation in a non-brokered private placement for total consideration of $38 million. Midas Gold Corporation owns the Stibnite Gold project in Idaho.

•

On February 4, 2019, Barrick entered into a strategic alliance agreement with Reunion Gold Corporation to form a 50-50 alliance to jointly explore for, develop and mine certain mineral projects in the Guiana Shield, including Guyana, Suriname, French Guiana and the North and Northeast Regions of Brazil.

In 2019, Barrick expects to incur approximately $160 to $170 million of exploration and evaluation expenditures. Approximately 65% of the Company’s total exploration budget is allocated to the Americas. Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines. Barrick continues to take advantage of existing infrastructure and advance key growth projects such as Goldrush (discussed in further detail below), Cortez Hills Deep South (see “Material Properties – Cortez Property”) and Ikamva-Kalimva (see “Material Properties – Kibali Mine”). These expenditures are expected to provide a near-term return on investment by adding to and/or upgrading Barrick’s reserve and resource base, and in some cases may positively impact production and mine life.

In 2019, Barrick expects to incur approximately $140 to $180 million of project expenses compared to $217 million in 2018. Project expenses for 2019 include the costs for the completion of a feasibility study at Goldrush and continued development of twin exploration declines. 2019 project expenses also include costs at the Norte Abierto project (formerly the Cerro Casale project) for value engineering studies and hydrogeological studies to better define the Piedra Pomez aquifer, and studies at Pascua-Lama to modify the environmental permit in order to stabilize the site and to update existing studies, and ongoing site costs which include the cost of care and maintenance associated with water management and monitoring activities and other holding costs. Barrick’s key projects, which are at various stages of development, are described below.

Goldrush

Barrick completed a feasibility study on the Redhill portion of Goldrush in 2017, which is located six kilometers southeast of the Cortez Hills mine and 24 kilometers southeast of the Pipeline mine on 100% Barrick-owned property in Nevada. Subsequent to this study, additional drilling and study work has increased the declared reserves to approximately 2.0 million ounces, and in addition, maintained the indicated resources outside of the reserve at approximately 9.4 million ounces as of year-end 2018. In addition, the discovery of the Fourmile mineralization immediately north for the current Goldrush mineralization has resulted in the increase of the total inferred resources to approximately 3.5 million ounces, including 700 thousand ounces at a grade of 18.58 grams/tonne at Fourmile. On the back of the increased resources, Barrick is re-evaluating the options available to it to re-optimize the project design. With additional reserves, better ore body knowledge and additional high grade inferred resources, consolidation of the Goldrush and Fourmile geology models is a top priority. Barrick anticipates that Fourmile and Goldrush will be integrated and developed as a single re-optimized project. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

During 2016, Barrick obtained the necessary permits for the construction of twin exploration declines. This will enable further drilling of the ore body in support of the feasibility study, including the expectation of progressive conversion of measured and indicated resources to proven and probable reserves as the declines are developed. The twin declines have currently each been developed approximately 400 meters. These exploration declines can be converted into production declines in the future.

The Goldrush deposit remains open in a number of directions and drilling is currently focused on the area where Fourmile and Goldrush mineralization are expected to coalesce.

In 2018, Barrick drilled 48 holes in the Fourmile area, bringing the total to 85 drill holes. Twenty seven drill holes were at sufficient spacing to enable estimation of an initial inferred resource comprising 1.2 million tonnes at a grade of 18.58 grams/tonne for approximately 700 thousand ounces of contained gold. There are many significant high grade drill intercepts outside of the resource area that require follow-up. The resource area is part of a significantly larger inventory that requires closer spaced drilling for resource conversion.

Massawa

The Massawa project is a grassroots exploration discovery located on the Kanoumba permit in eastern Senegal. As a result of the Merger, Barrick owns 83.25% in partnership with a Senegalese company, Compagnie Senegalaise de Transports Transatlantiques Afrique de l’Ouest, who owns 6.75%, after providing for the State of Senegal’s right to a non-contributory 10% share of any mine developed on the property. The project is located about 700 kilometers south east of the capital city of Dakar and approximately 90 kilometers due west of the Loulo operation in Mali.

Randgold completed a feasibility study on the Massawa project at the end of 2018. The study includes the open pit ore reserves from four pits namely, Massawa Central and North Zone, Sofia, and Delya. The deposits consist of free milling ore from the oxide contribution of the pits together with the fresh material of Sofia and the bulk of the Central Zone pit. This includes a high gravity recoverable portion of gold particularly from the Central Zone. Refractory fresh material is sourced from the northern part of Central Zone pit as well as North Zone and Delya pits. The refractory ores have proven to be highly recoverable through a bio-oxidation process. Subsequent to the completion of the feasibility study, Randgold lodged an application with the Senegalese government to convert the Kanoumba Permit into a mining license under the 2003 Senegal mining code.

During the feasibility study, Randgold updated geological interpretations for the Massawa Central Zone and refined geological interpretations for the North Zone, Sofia and Delya mineral resources, using both updated resource definition and advanced grade control drilling. This resulted in an increase in the grade of both mineral resources and ore reserves, which is primarily attributed to Massawa Central Zone. Randgold also updated ore reserve modifying factors, including updated mining costs, processing costs selective mining unit and recoveries. See “Narrative Description of the Business – Mineral Reserves and Mineral Resources – Randgold’s Ore Reserves and Mineral Resources”.

Alturas

In April 2015, Barrick announced a new gold discovery known as Alturas, located in the Andean region of Chile approximately 30 kilometers south of the former El Indio mine. Alturas is part of a large mineralized system which extends well beyond the limits of the current drilling area. At year-end 2018, Barrick reported an inferred resource of 8.9 million ounces of gold at Alturas. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”. In 2017, Barrick completed a scoping-level study for a conventional open pit heap leach operation at Alturas, which fell short of the Company’s hurdle rate. In 2018, Barrick drilled and incorporated an additional 34 drill holes for 11,800 meters into an updated geology and resource model. The additional data and a better understanding of the controls to mineralization enabled tailoring the anisotropy to the high grade controls. Barrick applied geological and metallurgical domaining which resulted in an improved geological and geometallurgical model. An additional 22 kilometers of down hole structural data and 13 kilometers of geotechnical logging was incorporated, and the 2017 scoping-level study was updated and revised. This deposit is geologically similar to the nearby Veladero mine in Argentina.

Pascua-Lama

Pascua-Lama is located on the border of Chile and Argentina, in the Frontera district at an elevation of 3,800 to 5,200 meters, approximately 10 kilometers from the Veladero mine. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals in 1994. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995 and the remaining project mining concessions were acquired from Minera S.A. in 1997. The Pascua-Lama project contemplates cross-border mining operations granted by a mining treaty between Chile and Argentina. The initial Pascua-Lama project was designed as a large-scale open pit operation centered at an elevation of 4,800 meters with processing facilities having an initial designed throughput capacity of 45,000 tonnes per day.

Construction on the Pascua-Lama project began in October 2009. During the fourth quarter of 2013, Barrick announced the temporary suspension of construction, except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The suspension of construction in Chile and Argentina postponed and reduced near-term cash outlays, allowing Barrick to proceed with development at the appropriate time. The ramp-down was completed on schedule and budget in mid-2014. In late 2015, the Pascua-Lama project began implementing a temporary suspension plan as submitted to the mining authorities in Chile and Argentina. On March 13, 2017, the Chilean Supreme Court vacated the temporary suspension plan, ruling that additional information from Chile’s environmental regulator was required, and ordering the Chilean mining authority to issue a new resolution on the plan after receiving such information. On August 29, 2017, Sernageomin issued a new resolution in which it reapproved the Temporary Closure Plan as originally issued. This approval is valid through September 2019.

In January 2018, Barrick received the Revised Resolution from the SMA ordering the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. Compañía Minera Nevada (“CMN”) filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”). On October 12, 2018, the Antofagasta Environmental Court issued a ruling to review the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement. On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges. The Supreme Court did not review the merits of the Revised Resolution, which remains in effect. CMN’s appeal of the Revised Resolution remains pending before the new panel of judges ordered by the Chilean Supreme Court. The Company intends to vigorously defend this matter and continues to evaluate all its legal options.

In November 2017, Barrick initiated a targeted drill program to improve ore body knowledge on the Argentine side of the deposit, where further data was required to validate underground development plans and metallurgy. All twelve holes were completed.

In light of the SMA order to close surface facilities in Chile (see “Narrative Description of the Business – Reportable Operating Segments – Pascua-Lama Project” and Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions”), Barrick reclassified Pascua-Lama’s proven and probable gold reserves of approximately 14 million ounces, which were based on an open pit mine plan, as measured and indicated resources.

Work to date on the prefeasibility study for a potential underground project indicates that while the concept may be feasible from a technical standpoint, it does not meet Barrick’s investment criteria. Based on this, and taking into consideration other risk factors, the Company has suspended work on the prefeasibility study, and will focus on adjusting the project closure plan for surface infrastructure on the Chilean side of the project, in line with legal requirements. The Company’s intention is to develop an investment worthy business scenario and seek a partner for the development of the project. On July 9, 2018, Barrick and Shandong signed an enhanced strategic cooperation agreement. Under the agreement, Shandong is currently completing an independent evaluation focused on the potential to develop a mining project at Lama in Argentina, including a high-level evaluation of potential synergies between Lama and the nearby Veladero operation.

For more information about these matters, see the following sections of “Legal Matters – Legal Proceedings”, “– Pascua-Lama – SMA Regulatory Sanctions” and “– Pascua-Lama – Water Quality Review”. Certain additional permits and authorizations will be required for the construction, operation and/or closure of project facilities at Pascua-Lama in both countries.

In 2009, Barrick entered into the Silver Purchase Agreement with Wheaton Precious Metals International Ltd. (“Wheaton Precious Metals”), a wholly owned subsidiary of Wheaton Precious Metals Corp., whereby Barrick sold the equivalent of 25% of the life of mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Barrick initiated the closure of the Pierina mine in August 2013 and does not anticipate significant silver production from that mine in future years. Under the agreement, the Company was entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. Barrick received the final cash installment payment of $137.5 million in 2012. Barrick had provided Wheaton Precious Metals with a completion guarantee, requiring the Company to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. In 2014, Wheaton Precious Metals agreed to extend the completion date for Pascua-Lama to June 30, 2020 and continued to receive silver production from the Lagunas Norte, Pierina (now in closure) and Veladero mines until March 31, 2018. If the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Wheaton Precious Metals, in which case Wheaton Precious Metals will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event. As at December 31, 2018, the remaining cash obligation was $253 million.

As of December 31, 2018, the Pascua-Lama project had received $443 million in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount plus $340 million of interest must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. The terms of the current VAT arrangement in Chile are applicable to either an open pit or an underground mine design. No amounts have been recorded for any potential liability related to VAT refunds in Chile. As of December 31, 2018, the Pascua-Lama project recorded $112 million in VAT recoverable in Argentina relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentine pesos.

As a result of the reclassification of approximately 14 million ounces of proven and probable reserves to measured and indicated resources as described above, Pascua-Lama had no proven and probable gold reserves as of year-end 2018 and measured and indicated gold resources of 21.3 million ounces. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

Donlin Gold

Donlin Gold contains large, long life mineral resources in a stable jurisdiction, has significant leverage to the price of gold, and therefore represents a valuable long-term opportunity for the Company.

The Donlin Gold project is a large, predominantly refractory gold deposit located in Southwestern Alaska. In December 2007, Barrick entered into an agreement with NOVAGOLD RESOURCES INC. to form Donlin Gold LLC, a jointly owned limited liability company on a 50/50 basis, to advance the project. The second updated feasibility study was effective November 2011 and amended in 2012, subsequently the National Environmental Policy Act (“NEPA”) permitting process commenced, with the U.S. Army Corps of Engineers (“USACE”) as the lead agency. Current activities, by which Barrick maintains and enhances the option value of this project at a modest cost, are focused on permitting, community outreach and workforce development. For the project, Donlin Gold has a life of mine Mining Lease for the subsurface rights with the Calista Corporation and a life of mine Surface Use Agreement with The Kuskokwim Corporation, two Alaska Native corporations. In 2015, USACE released a Draft Environmental Impact Statement (“DEIS”) for public review and comment. The comment period for the DEIS ended in May 2016. The final EIS was published in April 2018, with the joint Record of Decision issued by the USACE and the Bureau of Land Management in August 2018 along with certain federal permits, marking the completion of multi-year federal NEPA environmental review and permitting process. Several major State of Alaska permits were also received and others are proceeding in parallel with current activities.

As the Donlin Gold project continues to advance through the state permitting process, Barrick is also working with its partner on strategies to further optimize the project. This includes evaluating alternative development scenarios with the potential to lower capital intensity, as well as incorporating innovation, automation, and other opportunities to improve overall economics. This will provide the Company with the option to make a construction decision in the future should investment conditions warrant. In support of this, Donlin Gold completed a drilling program of 7,040 meters in 2017 to strengthen understanding of target mineralized zones.

At year-end 2018, Donlin Gold, on a 50% basis, had approximately 19.5 million ounces of measured and indicated gold resources. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

Norte Abierto

The Norte Abierto project (formerly known as the Cerro Casale project) contains large, long life mineral resources in a stable jurisdiction, has significant leverage to the price of gold, and therefore represents a valuable long-term opportunity for the Company.

Acquired in connection with Barrick’s acquisition of Arizona Star in 2007, the Cerro Casale deposit is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo. On June 9, 2017, Barrick completed a transaction with Goldcorp to form a new partnership at Cerro Casale. Pursuant to the transaction, Goldcorp acquired a 25% interest in Cerro Casale from Barrick. The transaction, coupled with the concurrent purchase by Goldcorp of Kinross’s 25% interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50% interest in the joint operations.

As consideration for the 25% interest acquired from Barrick, Goldcorp is required to fund Barrick’s first $260 million of expenditures on the project and must spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing of the transaction, and then $80 million in each successive two-year period. The outstanding funding commitment accrues interest at an annual rate of 4.75%. In the event that Goldcorp does not spend the minimum amount, 50% of any shortfall will be paid directly to Barrick in cash.

In addition, in connection with the transaction, Goldcorp was also required to fund Norte Abierto’s acquisition of a 100% interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision, Goldcorp is required to pay Barrick $40 million in cash and Barrick will receive a 1.25% royalty on 25% of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca.

In connection with the transaction, Goldcorp also acquired Exeter Resource Corporation, whose sole asset is the Caspiche project, located 10 kilometers north of Cerro Casale. The Caspiche project was contributed to the joint venture and 50% of the acquisition costs incurred by Goldcorp was deducted from the $260 million expenditure commitment described above. Moving forward, the joint venture will be referred to as Norte Abierto, which includes the Cerro Casale and Caspiche deposits.

Approval of the environmental impact assessment for Cerro Casale was received in January 2013 from the Servicio de Evaluación Ambiental, the environmental authority of northern Chile. Barrick and Goldcorp are evaluating ways in which the Norte Abierto deposits can be profitably developed by the joint venture. Among other things, the joint venture has initiated an exploration program on these deposits which includes validating the models of these two geological deposits, an initial 16,000 meter diamond drill program that was commenced in late 2017 to increase geological confidence of both deposits, and data evaluation of four satellite targets which demonstrate exploration potential. Work in 2018 included trade-off and engineering studies on power, water, mining methods and metallurgy, as well as ongoing stakeholder engagement and environmental baseline monitoring. Work in 2019 will include confirmation and evaluation of the Piedra Pomez water resource, geotechnical and metallurgical test-work, as well as value engineering to prepare for an eventual pre-feasibility study.

The Norte Abierto project, on a 50% basis, had approximately 11.6 million ounces of proven and probable gold reserves and 2,889.7 million pounds of contained copper within reported gold reserves, as well as approximately 13.3 million ounces of measured and indicated gold resources, as at year-end 2018. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

ENVIRONMENT

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters – Government Controls and Regulations”). Barrick’s investment in environmental management systems is aimed at eliminating or mitigating environmental risks as they are identified. The governance aspects of Barrick’s systems are designed to inform management early enough to respond to risks as they arise.

Barrick has a policy of conducting periodic environmental and closure reviews of its business activities, on a regular and scheduled basis in order to evaluate compliance with: applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice. In addition, all Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations. Prior to the Merger, the Corporate Responsibility Committee of Barrick’s Board of Directors reviewed the Company’s environmental policies and programs and oversaw Barrick’s environmental performance. Following completion of the Merger and the changes to Board of Directors and committee composition, the Corporate Governance & Nominating Committee assumed the responsibilities of the Corporate Responsibility Committee with respect to its oversight of environmental matters. In addition, Barrick reaffirmed its commitment to sustainability by establishing the E&S Committee. See “Narrative Description of the Business – Sustainability” for more information about the E&S Committee.

Barrick’s policies and standards conform to international and industry standards. Fifteen of Barrick’s operating mines are currently certified under the ISO 14001 standard for environmental management. Barrick has adopted an environmental policy that mandates full compliance with site obligations and provides for a culture of continual improvement. Prior to the Merger, Barrick had also adopted specific performance standards applicable to its environmental management system, environmental incident reporting and investigation, biodiversity, water conservation, mine closure, and tailings and heap leach management. Following the Merger, Barrick is now in the process of revising its existing environmental policy, which will continue to mandate full compliance with site obligations and provide for a culture of continual improvement.

Each year, Barrick issues a Sustainability Report that outlines its environmental, health and safety and social responsibility performance for the year. Barrick is deliberately working towards improving transparency into its environmental and social activities. Through 2019, Barrick will continue to develop systems and tools that will provide additional transparency into its operations.

Climate change, including shifts in temperature and precipitation and more frequent severe weather events, will affect the mining industry in a range of possible ways. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased financial exposure to carbon tax regimes; and potentially impact the stability and cost of water and energy supplies. Barrick therefore views climate change as a Company, community and global concern. In 2018, Barrick continued to implement the climate change strategy it developed in 2017, aligned with its overall business strategy.

Barrick’s climate change strategy has three pillars: understand and mitigate the risks associated with climate change; reduce the Company’s impact on climate change; and improve the Company’s disclosure on climate change. Action taken on each pillar in 2018 is described below.

Understand and mitigate the risks associated with climate change: In 2018, climate change was incorporated into Barrick’s formal risk assessment process, whereby sites included climate-related factors into their risk assessment process (e.g., by considering the impact of increased precipitation, drought, or severe storms on operations as well as on communities near Barrick’s operations). This followed the risk and opportunity assessment Barrick conducted in 2017, in which Barrick identified three primary climate-related risks and opportunities for its business: an increase in extended duration extreme precipitation events; an increase in climate change regulations to limit greenhouse gas (“GHG”) emissions; and increased global investment in innovation and low carbon technologies.

Reduce the Company’s impact on climate change: Mining is an energy-intensive business, and Barrick understands the important link between energy use and GHG emissions. By effectively managing the Company’s energy use, Barrick can reduce its draw from local energy grids, reduce its GHG emissions, achieve more efficient production, and save direct mining costs. In 2018, a tangible example of this was the announcement of Barrick’s plan to convert the Quisqueya I power generation facility in the Dominican Republic from heavy fuel oil to natural gas in 2019. Converting the facility is expected to reduce GHG emissions associated with Pueblo Viejo by approximately 260 thousand CO2 equivalent tonnes per year and reduce costs, which are reflected in Barrick’s guidance. In addition, Randgold oversaw a transition to clean energy through the development of its hydropower stations at Kibali, where it commissioned a third hydropower station in 2018.

Overall, the Company’s GHG emissions in 2018 were 4.0 million CO2 equivalent tonnes, which is consistent with its shorter-term GHG emissions management goals.

Improve the Company’s disclosure on climate change: In 2018, Barrick published its 2017/18 Climate Report, which describes Barrick’s climate change strategy, identifies climate-related risks and opportunities, and reports on emissions for all operating facilities and power plants.

Throughout 2018, at the management level, the Company’s Climate Change Committee, comprised of senior members of Barrick’s management team, provided strategic oversight and governance over key decisions related to Barrick’s Climate Change Strategy. In 2018, the Climate Change Committee focused on site-level assessment and mitigation of climate-related risk; monitoring progress against GHG emissions targets; providing guidance on external disclosures; and initiating a climate change scenario analysis project. Further to the specific focus of the Climate Change Committee, regular review meetings throughout 2018 allowed for the discussion of opportunities and risks that may help or hinder the Company from achieving its objectives, including climate-related risks (e.g., spring snow melts, hurricanes, flooding, and mud slides). Additionally, during minesite optimization reviews undertaken in the fourth quarter, each site presented for review their life of mine energy and GHG reduction plans.

Barrick expects climate change activities to continue into 2019 and beyond. Site-level climate-related risks and mitigation plans will continue to be reviewed in the context of the company-wide risk assessment, and site-level plans to reduce energy and GHG emissions will be strengthened. Barrick also expects to sustain its climate-related disclosure. Overall, based on the work completed in 2018, Barrick continues to build resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Consistent with Barrick’s goal to minimize the environmental and social impacts of its projects and operations, the Company develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2u and 27 of the Notes to the Consolidated Financial Statements for further information on Barrick’s reclamation and closure obligations as at December 31, 2018.

The Company’s operating facilities have been designed to mitigate environmental impacts and Barrick staff work to continually improve its environmental management programs. The operations have processes, procedures, or facilities in place to manage substances that have the potential to be harmful to the environment. To help prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. Environmental incidents can occur despite these precautions. See “Risk Factors” for more information about this matter.

The Company also has various programs to re-use and conserve water at its operations. For example, the Hemlo mine in Ontario has reduced its freshwater withdrawals by approximately 50% since installing a water treatment plant in 2009. In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties. The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave exhaust stacks, that meet or exceed applicable legal standards. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and programs to improve wildlife habitat.

Certain of the Company’s operating and closed properties handle ore or rock with the potential to leach acidity, metals and dissolved salts (“Acid Rock Drainage Metal Leaching”) and hence potentially contaminate water. Other operating and closed properties lack this potential, but still present the potential for leaching of dissolved salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property (“Neutral Mine Drainage”). The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either Acid Rock Drainage Metal Leaching or Neutral Mine Drainage. Such procedures include segregation or submergence of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Where necessary, the Company installs and operates water treatment facilities to manage the quality of water discharged into the environment.

Many of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are controlled and process ponds are either covered, netted or additional deterrents are used to prevent access. In September 2005, the Company became a signatory to the International Cyanide Management Code (the “ICM Code”), which is administered by the International Cyanide Management Institute (the “ICMI”) . The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The ICM Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the ICM Code. Under the ICM Code, each of the mines that uses cyanide must receive a third party certification inspection. During 2018, all Barrick-operated mines that used cyanide had achieved certification or re-certification under the ICM Code. While Randgold is not a party to the ICM Code, Randgold-operated mines have an internal cyanide code that governs the transportation, storage and use of cyanide at all the operations and the supply chain. This code meets all the requirements of the host country legislation and is aligned with international best practice standards, including the ICM Code. Randgold also requires relevant suppliers to be ICM Code-certified.

Certain of the Company’s operations produce mercury as a by-product of ore processed at those sites. The mercury is captured at each of these sites by specially designed operating equipment and mercury emissions control devices. The Company is committed to the operation of proven technology for controlling sources of mercury emissions. Site-specific management procedures for mercury handling, monitoring, and transportation exist at each of the operations that produce mercury as a by-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. Consistent with U.S. law, Barrick ceased the export of elemental mercury from U.S. facilities in January 2013. Barrick complies with all applicable regulatory requirements for temporary storage of mercury in the jurisdictions where it operates. The Company has developed general mercury storage guidelines to establish environmentally sound practices for temporary on-site storage, where allowed.

Under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These properties are referred to as “superfund” sites. There is a chance that Barrick’s current or legacy operations in the U.S. not currently designated as superfund sites could also be so designated in the future, exposing Barrick to potential further liability under CERCLA.

See the disclosure under “Material Properties” above for details about specific environmental matters and estimated future reclamation and closure costs applicable to Barrick’s material properties.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels and types of government controls and regulations, which are supplemented and revised from time to time. Accordingly, the Company monitors political and economic developments in the jurisdictions in which it does or may carry on business, as well as changes in regulation to which Barrick is subject. Set out below is a summary of potentially material developments related to government controls and regulations that may affect Barrick or its properties.

In the United States, certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands subject to federal mining and other public land laws. Changes in such laws, or regulations promulgated under such laws, could affect mine development, expansion, and closure projects. Significant increases in regulatory obligations could raise compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company. Changes to mining and public lands laws are often proposed in the U.S. Congress, and changes to the regulations promulgated under such laws are often proposed by federal regulatory agencies. In addition, non-governmental organizations often litigate to influence the application of existing regulations.

In November 2009, a coalition of environmental groups filed a lawsuit in the U.S. District Court for the District of Columbia by challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior. The lawsuit seeks to impose different rules on mill-site claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated. An unfavourable outcome in that litigation could result in changes to the mining law. Barrick intervened in support of the federal agency defendants in the lawsuit. Cross-motions for summary judgment have been filed and briefed, and oral argument was conducted on October 27, 2017. A decision could be issued at any time.

In September 2015, the BLM amended land use plans governing management on federal lands across the western states to impose additional restrictions and mitigation obligations on development activities occurring to protect habitat of the greater sage grouse. The affected lands include lands in northern Nevada where the Company develops and operates mines. In anticipation of the BLM decision, in March 2015, the Company negotiated a separate agreement with the BLM and other agencies, the Barrick Nevada Sage-Grouse Bank Enabling Agreement, which specifies a methodology for measuring the impact of mine development activities on sage grouse habitat and offsetting mitigation measures. The agreement allows the Company to bank mitigation credits in anticipation of future mine development and avoids some of the restrictions in the land use plan amendments. It applies to some, but not all of the sage grouse habitat where development activities may occur. Those lands not covered by the agreement will be subject to the amended land use plans. Implementation of the agreement may result in additional costs for some operations. Access to or development of some lands not covered by the agreement may be restricted. BLM is currently considering further amendments to the land use plan and a final decision is expected in the first quarter of 2019. Those changes are not expected to affect Barrick’s activities on lands covered by the agreement.

In Chile, on March 6, 2015, the environmental minister and members of the Chilean legislature reached an agreement to propose a new glacier protection law in the current legislative session that, among other things, would recognize certain types of glaciers in that country as environmental reserves and prohibit commercial activity in the vicinity of those reserves. Under this proposed law, mining projects will be subject to new permitting, monitoring and other regulatory requirements relating to glaciers. It is contemplated that certain elements of the proposed law, including the requirement to monitor and mitigate environmental damage to glaciers, could apply retroactively to certain existing environmental approvals. The proposed law is still under discussion in the Chilean legislature. Barrick is monitoring the legislative process and evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

In September 2014, the Chilean government enacted certain tax reform measures. Under this regime, certain Chilean taxpayers were able to elect between an attributed profits or a partially integrated two-tier tax system. For taxpayers subject to the attributed profits system, a 35% Chilean income tax rate applies on profits with no additional tax on distributions of profits. For taxpayers subject to the partially integrated two-tier system, the first tier corporate income tax rate is 27%. Under this system, an additional tax applies on distributions of profits, which could result in a maximum aggregate effective tax rate of 35% or 44.45% depending on the domicile of the company’s shareholders.

In August 2018, the Chilean government proposed new tax reform measures. The proposal would eliminate the attributed profits regime. In addition, the partially integrated two-tier tax system would be modified to become a fully integrated two-tier tax system, including additional tax on distributions of profits. This system would retain a first tier corporate income tax of 27%, with an additional tax applicable on distributions of profits, which would result in a maximum aggregate effective tax rate of 35%, with no consideration for the domicile of a company’s shareholders. The proposed tax reform will be further considered by the Chilean Congress in 2019.

Chile’s DL 600 foreign investment regime was eliminated as of December 31, 2016. However, the current DL 600 contracts for the Zaldívar joint venture, Norte Abierto project and Pascua-Lama project remain in effect.

In Argentina, on December 29, 2017, congress approved tax reform measures that are effective from 2018. A key change is the introduction of a two-tier income tax regime that decreases the corporate income tax rate from 35% to 30% and increases the withholding tax on dividends from 0% to 7% for 2018 and 2019. From 2020 and onwards, the corporate income tax rate will be 25% and withholding tax will be 13%. A grandfathering rule applies for dividends paid out of profits from 2017 and prior years whereby there is no withholding tax. Additionally, the 2:1 debt to equity ratio with respect to the deductibility of interest has been eliminated and there is an interest deduction limitation of 30% of earnings before interest, taxes, depreciation and amortization. Excess interest not deducted can be carried forward for 5 years. These measures are not expected to have significant impact on the Veladero Mine.

In September 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. The Company is currently reviewing these changes in the context of the existing tax stability benefit granted to Veladero, and is engaging in discussions with the federal government to clarify the impact of the export duty on Veladero’s operations. A non-current asset impairment of $246 million ($160 million net of tax) was recorded at the Veladero mine in the fourth quarter of 2018, in part to reflect these new customs duties. See Note 21 of the Notes to the Consolidated Financial Statements.

On October 24, 2018, the Mining Authority approved the six and seventh EIS updates for Veladero. In these updates, MAS had included a request for approval of phases 6 to 9 of the expansion of the VLF. The approval of the latest EIS update approved construction of phase 6 of the VLF. One condition of the approval requires MAS to negotiate a 1.5% contribution of Veladero sales to a trust when phase 6 of the VLF enters in production. The net impact of this contribution will depend on the terms and conditions of the agreement to be negotiated.

In Zambia, the taxation framework effective on July 1, 2015 included the introduction of a 30% corporate income tax, a 50% of taxable income limitation on the utilization of tax loss carry-forward and a 15% variable profits tax. While the 9% mineral royalty rate was in effect, the Zambian Cabinet in February 2016 announced the approval of further revisions to the mining tax laws. Effective as of June 1, 2016, the government introduced mineral royalty tax rates for copper as follows: 4% at copper prices below $2.04 per pound, 5% at copper prices between $2.04 per pound and $2.72 per pound, and 6% at copper prices of $2.72 per pound and above. Also effective as of June 1, 2016, the Zambian government eliminated the variable profits tax, with the effect that income from mining operations will now be taxed at the 30% corporate income tax rate.

The mining taxes assessed to the Lumwana mine have contradicted the development agreement that was finalized between Lumwana Mining Company Limited and the Government of Zambia on December 16, 2005. Based on local and international legal advice, the Company believes that the compensation rights for breach of the 10-year stability period granted under the Development Agreement prevail over the historical changes to the Zambian mineral royalty and tax regime. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. The Company agreed on multiple occasions to defer international arbitration while the parties sought to resolve the dispute. At the beginning of the fourth quarter of 2018, the Company concluded a Deed of Settlement with the Government of Zambia in respect of these matters, which included an agreement that the Government would allow a $50 million credit to the Company to offset future taxes. It was also agreed that the Company would immediately file outstanding income tax returns (2012-2017) and the Zambia Revenue Authority would audit those returns. The audit is ongoing but is expected to conclude by the end of the first quarter of 2019. The $50 million credit can be applied against any agreed audit adjustments. Given uncertainty around the audit and final settlement and potential use of the credit, the settlement was not reflected in the financial statements for 2018.

Also at the beginning of the fourth quarter of 2018, just days after the Deed of Settlement was signed, as part of its 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes include an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if copper price increases above $9,000 per tonne, making royalty payments non-deductible for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. The Government also announced new thin capitalization measures to limit interest deductions on debt to 30% of EBITDA. The new mining tax regime had a proposed effective date of January 1, 2019; however discussions are ongoing with the Zambian government in an effort to mitigate some of the impact prior to the proposed changes being enacted.

In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which are effective January 1, 2019, with the exception of the changes to the non-refundable sales tax that are expected to be finalized in the first quarter of 2019 and effective April 1, 2019. The Company continues to engage with the Government in the hope that a tailored regime can be adopted for Lumwana to mitigate such material impacts for the low grade single metal mine.

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed the Ban, a ban on exports of gold/copper concentrate, following a directive made by the President of the United Republic of Tanzania. In 2016, gold/copper concentrate exports amounted to approximately 30% of Acacia’s revenues. Acacia ceased exports of gold/copper concentrate, and is seeking to have the Ban lifted. See “– Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes” below.

In Papua New Guinea, a revised additional profits tax (“APT”) was enacted in January 2017 that applies to all resource projects in that country. The government’s objective is to simplify the administration of the APT and to ensure a level playing field across the entire resource sector. The hurdle rate beyond which the revised APT applies is a flat nominal rate of 15% and the APT rate is 30%. The revised APT became effective on January 1, 2017. The government has recently confirmed that existing resource projects can take into account expenditure from prior years for purposes of calculating the APT. While the precise details are not yet known, it is Barrick’s expectation that no material APT liability should arise in connection with Barrick’s interest in the Porgera mine.

In the Dominican Republic, a second amendment to the SLA became effective on October 5, 2013 and has resulted in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which will be adjusted up or down based on future metal prices. During 2017, PVDC and the Dominican government reached an agreement on the updated financial model to reset the graduated minimum tax rates for the three-year period from 2017 through 2019. See “Material Properties – Pueblo Viejo Mine – Royalties and Taxes”.

On December 22, 2017 tax reform was enacted in the United States. The significant changes include: (i) a reduction from 35% to 21% in the corporate income tax rate for tax years beginning after December 31, 2017; (ii) a repeal of the corporate annual minimum tax for tax years beginning after December 31, 2017; and (iii) a mandatory one-time deemed repatriation of earnings and profits of specified foreign corporations effective December 31, 2017 that effectively results in a repatriation toll charge of 15.5% for liquid assets and 8% for non-liquid assets with toll charge payable in instalments over 8 years (8% for the first 5 years, 15% in year 6, 20% in year 7 and 25% in year 8).

The 2017 one-time repatriation toll charge was finalized with the U.S. IRS at $177 million, which is payable over eight years as discussed above. The 2018 impact of the tax reform may differ from current estimates due to changes in interpretations and assumptions and additional legislation and guidance to be issued in the future.

In the DRC, the DRC Mining Code (2002) and associated regulations have been amended with an updated DRC Mining Code (2018) and related regulations. The updated law and regulations include potentially adverse changes with respect to the removal of fiscal stability protection, royalty rates, income taxes, import and other duties, value-added, indirect capital gains taxes and local content. Presidential and Parliamentary elections in the DRC occurred in December 2018. The exact impact of both the newly appointed government in the DRC and the DRC Mining Code (2018) and related regulations will only be fully known once the new government has clarified and implemented the new laws and regulations. Barrick has nevertheless made full payment on all taxes demanded by the government to date. All payments were made under duress in order to protect the Company’s acquired and vested rights under the DRC Mining Code (2002); however, there is no guarantee that the government will not challenge these acquired and vested rights under the DRC Mining Code (2002). Continued engagement with the government of the DRC has resulted in the submission of an application for a number of exemptions and waivers pursuant to article 220 of the DRC Mining Code (2018) as part of Barrick’s efforts to reach a mutually acceptable path forward. Article 220 affords benefits to mining companies in landlocked provinces with infrastructure challenges, such as the province in which the Kibali mine is located.

For details about specific regulatory initiatives applicable to each of Barrick’s material properties, see the disclosure under “Material Properties” above.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, will become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

Various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Environment”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

Legal Proceedings

Set out below is a summary of potentially material legal and administrative proceedings to which Barrick is a party.

U.S. Shareholder Class Action (Veladero)

On May 10, 2017, Shepard Broadfoot, a purported shareholder of the Company, filed suit in the United States District Court for the Southern District of New York (“SDNY”) against the Company, Kelvin Dushnisky, Catherine Raw, Richard Williams and Jorge Palmes. The complaint asserted claims against the defendants arising from allegedly false and misleading statements concerning production estimates and environmental risks at the Veladero mine, and seeks unspecified damages and other relief. On May 19, 2017, a second and substantially identical purported class action complaint was filed in the SDNY. On October 4, 2017, the Court consolidated the actions and appointed the lead plaintiff and lead counsel. The plaintiffs’ amended consolidated complaint was filed on December 4, 2017. The Company filed a motion to dismiss the complaint on February 2, 2018, and briefing on that was completed on April 18, 2018. The Company’s motion to dismiss was granted, with prejudice, on September 20, 2018, and the matter is now closed.

Proposed Canadian Shareholder Class Action (Veladero)

On July 28, 2018, Peter Gradja, a purported shareholder of the Company, commenced a proposed class action against the Company in the Ontario Superior Court of Justice. The action seeks unspecified damages and other relief, purportedly on behalf of anyone who purchased Barrick shares during the period from February 15, 2017 to April 24, 2017 and held some or all of those shares at the close of trading on April 24,

2017. It is alleged that Barrick made false and misleading statements concerning production estimates and environmental risks at the Veladero mine.

The action is in its earliest stages, and the plaintiff has not yet brought a motion for the orders required for the action to proceed. The Company believes that the claims made in the action are without merit and intends to defend the action vigorously.

Proposed Canadian Securities Class Actions (Pascua-Lama)

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The Canadian proceedings alleged that the Company made false and misleading statements to the investing public relating (among other things) to the capital costs of the Pascua-Lama project, the amount of time it would take before production commenced at the project, and the environmental risks of the project, as well as alleged internal control failures and certain accounting-related matters.

The first Ontario and Alberta actions were commenced by Statement of Claim on April 15 and 17, 2014, respectively. The same law firm acted for the plaintiffs in these two proceedings, and the Statements of Claim were largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purported to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015.

The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflected the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action was subsequently stayed.

The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was dismissed on consent on June 19, 2017.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was discontinued by plaintiffs’ counsel on December 19, 2016.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014 to include two additional law firms, one of which was acting as counsel in the first Ontario action referred to above and the other of which no longer exists. In January 2018, plaintiffs’ counsel delivered a consolidated Statement of Claim in this action. The Statement of Claim was amended again in May 2018.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups would take the lead in the Ontario litigation. The court issued a decision in December 2014 in favor of the counsel group that commenced the first and fourth Ontario actions, which were then consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions.

The proposed representative plaintiffs in the Quebec and Ontario actions have brought motions seeking: (i) leave to proceed with statutory misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions. In August 2018, the Company and Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver delivered their Statement of Defence in the Ontario action. No defence is required to be delivered in the Quebec action at this time. The Quebec motions are scheduled to be heard in May 2019, while the Ontario motions are scheduled to be heard in July 2019.

The Company intends to vigorously defend all of the proposed Canadian securities class actions.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, CMN, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received a resolution (the “Original Resolution”) from the SMA, Chile’s environmental regulator that requires CMN to complete the water management system for the project in accordance with the project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the Company to halt construction on the Chilean side of the project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the project’s environmental approval, including with respect to the project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the Revised Resolution from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the project in addition to certain monitoring activities. The Revised Resolution does not revoke the project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the Antofagasta Environmental Court.

On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the project for the fifth infringement.

On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges. The Supreme Court did not review the merits of the Revised Resolution, which remains in effect. CMN’s appeal of the Revised Resolution remains pending before the new panel of judges ordered by the Chilean Supreme Court. The Company intends to vigorously defend this matter and continues to evaluate all its legal options.

Pascua-Lama – Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. On December 10, 2018, the Environmental Court rejected the remaining challenges and upheld the environmental permit amendment. On December 29, 2018, the indigenous residents appealed the Environmental Court’s decision to the Chilean Supreme Court. The Chilean Supreme Court has not yet accepted this appeal.

Veladero – September 2015 Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAS, Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAS and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site continued in accordance with a court order until November 28, 2018 when that order was rescinded.

On October 9, 2015, the Mining Authority initiated an administrative sanction process against MAS for alleged violations of the Argentina mining code relating to the valve failure and release of cyanide-bearing process solution. On March 15, 2016, MAS was formally notified of the imposition of an administrative fine in connection with the solution release. On April 6, 2016, MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAS’ administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAS has implemented a remedial action plan at Veladero in response to the incident, as required by the Mining Authority.

Criminal Matters

Provincial Action

On March 11, 2016, a San Juan Provincial Court laid criminal charges based on alleged negligence against nine current and former MAS employees in connection with the 2018 solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. MAS is not a party to the Provincial Action. On August 23, 2018, the eight defendants in the Provincial Action were granted probation. The terms of the probation do not require the defendants to recognize any wrongdoing. If the defendants comply with good behavior and community service requirements for one year, the Provincial Action will be dismissed.

Federal Investigation

In addition, a federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the 2015 solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident continued to be conducted by the San Juan Provincial judge in the Provincial Action.

On April 11, 2018, the federal judge indicted three former federal officials alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls. After an appeal process, on July 10, 2018, the Court of Appeals confirmed the indictments. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls during 2015 was concluded and the case was sent to trial.

On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018, the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to adjudicate jurisdiction. To date, the studies have not been performed.

Glaciers Investigation

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) (see “Argentine Glacier Legislation and Constitutional Litigation” below). On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAS also requested to be admitted as a party to the proceeding in order to present evidence in support of MAS. On September 14, 2017, the Court of Appeals ordered the federal judge to consolidate the two investigations and allowed MAS to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAS is not a party to the case and therefore did not have standing to seek the recusal of the federal judge. The Court recognized MAS’ right to continue to participate in the case without clarifying the scope of those rights.

On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities.

On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials in relation to the Glacier Investigation. On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge. No hearings have been scheduled for this matter to date.

In total, six former federal officials have now been indicted under the Federal Investigation and the Glacier Investigation (one of whom has been indicted on two separate charges) and will face trial.

Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the minesite and returned to the leach pad. Extensive water monitoring in the area conducted by MAS has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the Mining Authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the Mining Authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the Mining Authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAS. On December 2, 2016, the Mining Authority notified MAS of two charges under the infringement proceeding for alleged violations of the Argentina mining code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.

On September 14, 2017, the Mining Authority consolidated the administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident and the March 2017 incident described below (see “– Veladero – March 2017 Release of Gold-bearing Process Solution”).

On December 27, 2017, MAS received notice of a resolution from the Mining Authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident described below. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the Mining Authority. On March 28, 2018, MAS was notified that the Mining Authority had rejected the request for reconsideration. A further appeal was filed on April 20, 2018 and will be heard and decided by the Governor of San Juan.

Veladero Cyanide Leaching Process – Civil Action

On December 15, 2016, MAS was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the VLF. In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAS implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAS replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see Veladero – March 2017 Release of Gold-bearing Process Solution” below). The Company responded to the new allegations and intends to continue defending this matter vigorously.

Veladero – March 2017 Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the Mining Authority issued a violation notice against MAS in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The Mining Authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAS as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the Mining Authority. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the Mining Authority consolidated this administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the Mining Authority notified MAS of two charges under the infringement proceeding for alleged violations of the Argentina mining code in connection with the March 2017 incident.

On December 27, 2017, MAS received notice of a resolution from the Mining Authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above (see “– Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution“) and the March 2017 incident.

On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the Mining Authority. On March 28, 2018, MAS was notified that the Mining Authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action

On March 30, 2017, MAS was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAS and the Mining Authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the Mining Authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy (see “– Federal Amparo Action” below).

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident (see “– Veladero – March 2017 Release of Gold-bearing Process Solution” above). The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAS also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court and a decision on the matter is pending.

Veladero – Tax Assessment and Criminal Charges

On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $14.1 million at the prevailing exchange rate at December 31, 2018), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.

On June 21, 2018, AFIP confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.

In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”). Hearings for the Criminal Tax Case are scheduled for March 2019.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If the audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Argentinean side of the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which included the area where the Veladero mine and Pascua-Lama project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit. On June 11, 2018, the federal authorities published the complete national inventory of glaciers; the complete inventory is consistent with the partial national inventory of glaciers published previously in the area where Veladero and Pascua-Lama are located.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted, then the case will be dismissed. If they are not accepted, then the National Supreme Court of Argentina will proceed to hear evidence on the merits.

Pueblo Viejo – Amparo Action

In October 2014, PVDC received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC

filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. The Company intends to vigorously defend this matter.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Boac Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Boac Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By order dated November 9, 2011, the Boac Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Boac Court. To date neither the plaintiffs nor the Company has advised the Boac Court of an intention to resume the proceedings. The Company intends to defend the action vigorously.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Philippine Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy (collectively, the “Petitioners”) versus Placer Dome Inc. and Barrick. In March 2011, the Philippine Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ within 10 days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the Petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The Petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the minesite that are alleged to have sustained environmental impacts. The Petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Philippine Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Philippine Supreme Court over the Company. By resolution dated October 12, 2011 the Court of Appeals granted the Petitioners’ October 4, 2011 motion to suspend proceedings to permit the Petitioners to explore the possibility of a settlement. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Philippine Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings.

In December 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action. In March 2017, the Court of Appeals required the Petitioners to advise whether they intend to pursue the action. Without responding to the court, Petitioners’ counsel advised the Court of Appeals in

July 2017 of their withdrawal as counsel for the Petitioners and informed the Court of Appeals of the death of one of the Petitioners. The Court of Appeals issued a resolution in November 2017 requiring the Petitioners to notify the Court whether they have engaged new counsel. Petitioners’ new counsel filed an entry of appearance in December 2017 with the Court. The Petitioners served a Motion to Lift Order of Suspension of Proceedings dated September 12, 2018 to have the proceedings resume. In September 2018 the Company filed an Opposition to this motion in which it requested that the suspension of proceedings not be lifted and the proceedings instead be dismissed for unreasonable delay and Petitioners’ failure to comply with a direction of the Court. On March 20, 2019, the Company was notified that the Court of Appeals granted a motion by the Petitioners to lift the Suspension of Proceedings and denied the motion to intervene filed by the two baranguays. A preliminary hearing has been scheduled for April 26, 2019. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction or certain other matters before the Philippine Supreme Court. The Company intends to continue to defend the action vigorously.

Acacia Mining plc – Tanzanian Revenue Authority Assessments

The Tanzanian Revenue Authority (“TRA”) has issued a number of tax assessments to Acacia related to past taxation years from 2002-onwards. Acacia believes that the majority of these assessments are incorrect and has filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it is Acacia’s current assessment that the relevant assessments and claims by the TRA are without merit.

The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia to its shareholders from 2010 to 2013. Acacia is appealing this assessment on the substantive grounds that, as an English incorporated company, it is not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal. Acacia intends to continue to defend this action vigorously.

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia is resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments have been levied on certain of Acacia’s net profits before tax. Acacia is in the process of appealing these assessments at the TRA Board level. Acacia’s substantive grounds of appeal are based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.

In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. For more information about these adjusted tax assessments, see “Acacia Mining plc - Concentrate Export Ban and Related Disputes” below.

Acacia Mining plc – Concentrate Export Ban and Related Disputes

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed a general Ban on the export of metallic concentrates. This includes gold/copper concentrate exported by Acacia’s Bulyanhulu and Buzwagi mines. Following the imposition of the Ban, Acacia immediately ceased all exports of its gold/copper concentrate, including 27 containers previously approved for export prior to the Ban.

During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees.

Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests.

On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing.

In July 2017, Acacia received adjusted assessments for the tax years 2000-2017 from the TRA for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration.

In addition, in late 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards to the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs.

Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick.

On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include (i) the creation of a new Tanzanian company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to be settled by the working group.

On February 20, 2019, Barrick announced that it had arrived at a proposal that sets forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania. The proposal is consistent with the October 19, 2017 framework. Work is underway to finalize the definitive agreements needed to give effect to the proposal. In order to become effective, the proposal and those agreements must be approved by Acacia and the Government of Tanzania, in keeping with applicable laws and regulations.

Malian Tax Dispute

Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million at the end of 2018. Each of Loulo and Gounkoto (which together form the Loulo-Gounkoto complex) and Morila have separate legally binding establishment conventions with the State of Mali, which guarantee fiscal stability, govern applicable taxes and allow for international arbitration in the event of disputes. The Company continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During 2016, Randgold received payment demands in respect of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali totaling $41.1 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. Barrick considers the substantial elements of the claims to be without merit and is strongly defending its position in relation to these claims in accordance with appropriate legal process.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. The results of pending or threatened proceedings related to any potential tax assessments or other matters cannot be predicted with certainty.

RISK FACTORS

Barrick’s performance and its future operations are and may be affected by a wide range of risks. The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper was to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices have fluctuated widely in recent years. These fluctuations can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Future production from Barrick’s mining properties is dependent on gold and copper prices that are adequate to make these properties economically viable. During 2018, the gold price ranged from $1,160 per ounce to $1,366 per ounce. The average market price of gold in 2018 was $1,268 per ounce, an increase of 1% compared to the 2017 average. Based on current estimates of Barrick’s 2019 gold production and sales, a $100 per ounce increase or decrease in the market gold price will result in an approximately $535 million increase or decrease, as applicable, in the Company’s revenue, net of royalties, excluding the impact of Barrick’s hedging strategies. Factors tending to affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	the volume of recycled material available in the market;

•	speculative trading; and

•	costs and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	the value of alternative investments, including global equity prices;

•	interest rates; and

•	global or regional, political or economic uncertainties.

Based on current estimates of Barrick’s 2019 copper production and sales, a $0.50 per pound increase or decrease in the market copper price will result in an approximately $201 million increase or decrease, as applicable, in the Company’s revenue, net of royalties, excluding the impact of Barrick’s hedging strategies. Factors tending to affect the price of copper include:

•	the worldwide balance of copper demand and supply;

•	rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper;

•	economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies;

•	speculative investment positions in copper and copper futures;

•	the availability of secondary material for smelting;

•	expectations of the future rate of inflation;

•	the price of input costs, including fuel;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

Barrick’s gold production is sold into the spot market or to refiners at market prices. The sales price for Barrick’s copper production is determined provisionally at the date of sale with the final price determined based on market copper prices at a future date set by the customer, generally one to three months after the initial date of sale. Market prices for copper may fluctuate during this extended settlement period. The prices of Barrick’s copper sales are marked-to-market at the balance sheet date based on the forward copper price for the relevant quotational period. All such mark-to-market adjustments are recorded in copper sale revenues. If the market price for copper declines, the final sale price realized by the Company at settlement may be lower than the provisional sale price initially recognized by the Company, requiring negative adjustments to Barrick’s average realized copper price for the relevant period.

In addition, certain of Barrick’s mineral projects include other minerals (principally silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Significant demands will be placed on Barrick and Randgold as a result of the Merger

As a result of the Merger, significant demands will be placed on the managerial, operational and financial personnel and systems of Barrick. Barrick cannot provide any assurance that its and Randgold’s systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Merger. The future operating results of Barrick will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Randgold, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

Barrick’s new management team may not be successful in implementing its business strategy

There can be no assurance that Barrick’s new management team will be successful in implementing its strategy (including as set out in this Annual Information Form) or that past results of the Randgold management team will be reproduced by the new Barrick management team. The management team may experience difficulties in effecting key strategic goals such as the growth and investment in tier one assets, tier two assets and strategic assets, the sale of non-core assets or the development of exploration projects. The performance of Barrick’s operations after completion of the Merger could be adversely affected if the new Barrick management team cannot implement the stated business strategy effectively and certain benefits expected from the combination of Randgold and Barrick may not be realized.

Political risks in new jurisdictions

Randgold’s principal operations, development and exploration activities are held in Côte d’Ivoire, Mali, the DRC and Senegal, which may be considered to have an increased degree of political and sovereign risk. Any material adverse changes in government policies or legislation of Côte d’Ivoire, Mali, the DRC or any other country that Randgold has economic interests in that affect mining or mineral exploration activities, may affect the viability and profitability of Barrick.

While the governments in Côte d’Ivoire, Mali and the DRC and in other African countries in which Randgold has mining operations or development or exploration projects have historically supported the development of natural resources by foreign companies, there is no assurance that such governments will not in the future adopt different regulations policies or interpretations with respect to, but not limited to, foreign ownership of mineral resources, royalty rates, taxation, rates of exchange, environmental protection, labor relations, repatriation of income or return of capital, restrictions on production or processing, price controls, export controls, currency remittance, or the obligations of Randgold under its respective mining codes and stability conventions. The possibility that such governments may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on Barrick following the Merger. Political risk also includes the possibility of terrorism, civil or labor disturbances and political instability. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor can assurance be given that such exploration and mining authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new or greater geographic, political, operating, financial, legal and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of Barrick. Any acquisitions, including the Merger, and any potential acquisitions, would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies (which may be compounded by geographical separation, unanticipated costs, and the loss of key employees), realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may divert the attention of management or disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for any such acquisition, existing shareholders may suffer dilution. In addition, many companies in the mining industry have recently seen substantial downward pressure on their equity values after announcing significant acquisitions. There is a risk that if Barrick was to announce a significant acquisition, the value of Barrick’s common shares could decrease over the short-, medium- and/or long-term. Barrick cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Barrick’s business. There can be no assurance that Barrick would be successful in overcoming the risks noted above or any other problems encountered in connection with such acquisitions.

Barrick-Newmont Joint Venture

The proposed Barrick-Newmont Joint Venture is subject to various risks including the expected impact of the Barrick-Newmont Joint Venture, such as potential real pre-tax synergies (and the net present value and per annum savings of such synergies) as well as effects on and, as applicable, estimates of, the proposed Barrick-Newmont Joint Venture’s portfolio of Tier One Gold Assets; annual gold production and reserves and resources of the Barrick-Newmont Joint Venture; the expected timing and scope of the proposed Barrick-Newmont Joint Venture; the risk that the conditions to formation of the proposed Barrick-Newmont Joint Venture will not be satisfied; the risk that required regulatory approvals necessary to form the proposed Barrick-Newmont Joint Venture will not be obtained, or that conditions will be imposed in connection with such approvals that will increase the costs associated with the Barrick-Newmont Joint Venture or have other negative implications for Barrick following the implementation of the Barrick-Newmont Joint Venture; the implementing the business plan for proposed Barrick-Newmont Joint Venture, including as a result of a delay in its completion or difficulty in integrating the Nevada assets of the companies involved; adverse changes in our or Newmont’s credit ratings; and the risk that the focus of management’s time and attention on the Barrick-Newmont Joint Venture may detract from other aspects of the respective businesses of Barrick and Newmont.

Foreign investments and operations

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many foreign countries, including the United States, Australia, Argentina, Chile, Peru, the Dominican Republic, Papua New Guinea, Saudi Arabia, Mali, the DRC, Côte d’Ivoire, Tanzania and Zambia. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•

changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices (see “Legal Matters – Government Controls and Regulations”);

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	currency fluctuations;

•

restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold, copper or other minerals;

•	limitations on the repatriation of earnings;

•	reliance on advisors and consultants in foreign jurisdictions in connection with regulatory, permitting or other governmental requirements; and

•	increased financing costs.

Operating in emerging markets can increase the risk that contractual and/or mineral rights may be disregarded or unilaterally altered. A special lease agreement between the Dominican State and PVDC governs the development and operation of the Pueblo Viejo mine, including applicable tax rates. Barrick has a 60% equity interest in PVDC. Following the achievement of commercial production at Pueblo Viejo mine in January 2013, the Dominican State engaged PVDC in discussions to amend the SLA. These amendments became effective on October 5, 2013 and resulted in additional and accelerated tax revenues to the Dominican State.

Randgold has operations and conducts business in a number of jurisdictions new to Barrick and is subject to the taxation laws of these jurisdictions. These taxation laws are complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course.

In the DRC, the DRC Mining Code (2002) and associated regulations have been amended with an updated DRC Mining Code (2018) and related regulations. The updated law and regulations include potentially adverse changes with respect to the removal of fiscal stability protection, royalty rates, income taxes, import and other duties, value-added, indirect capital gains taxes and local content. Presidential and Parliamentary elections in the DRC occurred in December 2018. The exact impact of both the newly appointed government in the DRC and the DRC Mining Code (2018) and related regulations will only be fully known once the new government has clarified and implemented the new laws and regulations. Barrick has nevertheless made full payment on all taxes demanded by the government to date. All payments were made under duress in order to protect the Company’s acquired and vested rights under the DRC Mining Code (2002); however, there is no guarantee that the government will not challenge these acquired and vested rights under the DRC Mining Code (2002). Continued engagement with the government of the DRC has resulted in the submission of an application for a number of exemptions and waivers pursuant to article 220 of the DRC Mining Code (2018) as part of Barrick’s efforts to reach a mutually acceptable path forward. Article 220 affords benefits to mining companies in landlocked provinces with infrastructure challenges, such as the province in which the Kibali mine is located. See “Legal Matters – Government Controls and Regulations”.

In Mali, Barrick operates Loulo-Gounkoto under mining conventions entered into with the Government of Mali. These mining conventions contain stabilization provisions to protect Barrick’s subsidiaries with interests in Mali from adverse amendments to the Mali tax codes. The Mali tax code was amended in 2017 to, among other things, introduce indirect capital gains taxes. Although Barrick has stabilization protection in respect of these provisions and the Mali tax authorities have not sought to apply these provisions in relation to Barrick, there can be no certainty that the Mali tax authorities will not seek to challenge such stabilization protection.

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed the Ban on exports of gold/copper concentrate, following a directive made by the President of the United Republic of Tanzania. This includes gold/copper concentrate exported by Acacia’s Bulyanhulu and Buzwagi mines. Despite efforts to have the Ban lifted, it continues to remain in force at the date hereof. In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia.

The Tanzanian Government has also alleged that Acacia failed to declare revenue in tax years 2000-2017 and has re-assessed Acacia for approximately $190 billion for that period which Acacia considers to be implausible. See “– Acacia Mining plc – Concentrate Export Ban and Related Disputes” and “– Acacia Mining plc – Tanzanian Revenue Authority Assessments” in “Legal Matters – Legal Proceedings”.

Although Barrick announced that it had arrived at a proposal that sets forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania, there can be no assurance that definitive documents will be agreed, or that Acacia will approve of the proposal, or that the Tanzanian government will not impose other measures that may negatively impact Acacia’s performance or operations. Failure to reach a satisfactory settlement with, or the imposition of other measures by, the Tanzanian government may have a material adverse impact on Barrick’s cash flows, earnings, results of operations and financial position.

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs at operations in emerging markets, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects.

There can be a greater level of political, social and economic risk in emerging markets compared to some other countries in which Barrick operates. Operations in emerging markets may be subject to more frequent civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism. These disturbances and criminal activities have caused disruptions at certain of Barrick’s operations or joint ventures, including the Porgera joint venture in Papua New Guinea (in which Barrick has a 47.5% interest), the Lagunas Norte and Pierina (now in closure) mines in Peru, the Pueblo Viejo mine in the Dominican Republic (in which Barrick has a 60% interest), the Tongon mine in Côte d’Ivoire (in which Barrick has an 89.7% interest) and certain of Acacia’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks, including entering into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. The measures that have been implemented by Barrick or Acacia will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for Barrick, Acacia or their respective employees and/or financial damages or penalties.

Similarly, different economic and social issues exist in emerging markets which may affect Barrick’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS, tuberculosis and the Ebola virus) are major health care issues in African countries. In the DRC, Mali, Côte d’Ivoire, Zambia and other jurisdictions in Africa, Barrick has continued workforce training and health programs to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria. Similarly, in Tanzania, Acacia, in which Barrick has a 63.9% equity interest, has implemented infectious disease programs, including malaria control programs and HIV/AIDS awareness and prevention programs.

The foregoing risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Certain of these risks have increased in recent years. Furthermore, in the event of disputes arising from Barrick’s activities in Argentina,

Chile, Peru, the Dominican Republic, Papua New Guinea, Tanzania, Zambia, Mali, the DRC, Côte d’Ivoire, Saudi Arabia and Pakistan, Barrick has been and may continue to be subject to the jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

Environmental, health and safety regulations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development, water management and protection of endangered and other special status species. Failure to comply with applicable environmental and health and safety laws and regulations could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to achieve full compliance with all such laws and regulations and with its environmental and health and safety permits, there can be no assurance that Barrick will at all times be in full compliance with such requirements. Activities required to achieve full compliance can be costly and involve extended timelines. Failure to comply with such laws, regulations and permits can have serious consequences, including: damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; or increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Future changes in applicable environmental and health and safety laws and regulations could substantially increase costs and burdens to achieve compliance or otherwise have an adverse impact on Barrick’s business, results of operations or financial condition (see “– Government regulation and changes in legislation”).

Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable to third parties for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. While Barrick has implemented extensive health and safety initiatives at its sites to protect the health and safety of its employees, contractors and members of the communities affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

In addition, Barrick’s activities and ownership interests could expose the Company to liability in the United States under CERCLA and its State law equivalents. Under CERCLA and its State law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These properties are referred to as “superfund” sites. There is a chance that Barrick’s current or legacy operations in the U.S. not currently designated as superfund sites could be so designated in the future, exposing Barrick to potential further liability under CERCLA.

Permits

Barrick’s mining and processing operations and development and exploration activities are subject to extensive permitting requirements. Failure to obtain required permits and/or to maintain compliance with permits once obtained could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to obtain and comply with all of its required permits, there can be no assurance that Barrick will obtain all such permits and/or achieve or maintain full compliance with such permits at all times. Activities required to obtain and/or achieve or maintain full compliance with such permits can be costly and involve extended timelines. Previously issued permits may be suspended or revoked for a variety of reasons, including through government or court action (see “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions” for information regarding the status of the Chilean environmental approval for the Pascua-Lama project). Failure to obtain and/or comply with required permits can have serious consequences, including: damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; or increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Barrick’s ability to successfully obtain and maintain key permits and approvals will be impacted by its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities and may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Barrick has made, and expects to make in the future, significant expenditures to comply with permitting requirements and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

Replacement of depleted reserves

Barrick’s mineral reserves must be replaced to maintain production levels over the long-term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.

Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. Depletion of reserves may not be offset by discoveries or acquisitions and divestitures of assets could lead to a lower reserve base. Barrick may continue to dispose of additional assets in 2019 or future years as part of its ongoing focus on Tier One Gold Assets and other strategic initiatives, which may further deplete Barrick’s reserves. Reserves estimated in accordance with National Instrument 43-101 or the JORC Code may also decrease due to economic factors such as the use of a lower metal price assumption. However, such a decline would not be a reduction in the actual mineral base of the Company, as the ounces removed from Barrick’s reserves due to the use of a lower gold price assumption would be transferred to resources, preserving the option to access them in the future at higher gold prices. The mineral base of Barrick will decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production to or beyond the currently contemplated mine lives, based on current production rates.

On February 6, 2018, following the decision of the SMA to order the closure of the existing infrastructure on the Chilean side of the Pascua-Lama project (see “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions”), the Company announced that approximately 14 million ounces of Pascua-Lama’s proven and probable reserves were reclassified as measured and indicated resources. There can be no assurance that these resources will ever be upgraded to reserves.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of reserve estimates;

•	metallurgical recoveries with respect to gold, copper and by-products;

•	capital and operating costs of such projects;

•	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;

•	the accuracy of engineering and changes in scope;

•	the ability to manage large-scale construction;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop such projects.

The Company’s ability to maintain its license to operate in all of the jurisdictions in which Barrick has projects is also important to the success of those projects (see “ – Community relations and license to operate”).

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Barrick to, among other things, find or generate suitable sources of water and power for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “– Global financial conditions” and “– Liquidity and level of indebtedness”). It is also not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

Projects have no operating history upon which to base estimates of future financial and operating performance, including future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. As such, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. In fact, Barrick’s Pascua-Lama project has experienced a significant increase in its capital cost estimate and length of construction schedule since the feasibility study on the project. The project has been suspended since 2013 and a decision to proceed with development will depend on improved economics and more certainty relating to legal and permitting matters (for more information, see “Exploration and Evaluations – Pascua-Lama”).

If Barrick declines to advance a project on a particular timetable or at all, the rights associated with the project could be negatively affected.

Liquidity and level of indebtedness

As of December 31, 2018, Barrick had cash and cash equivalents of approximately $1.6 billion and capital leases and total debt of approximately $5.74 billion. Although Barrick has been successful in repaying debt in the past and issuing new debt securities in capital markets transactions, there can be no assurance that it can continue to do so. In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. Barrick’s level of indebtedness could have important consequences for its operations, including:

•

Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of December 31, 2018, Barrick had approximately $32 million in debt maturing by the end of 2019. This amount excludes $11 million in capital lease payments in 2019 and includes $28 million in project financing payments at Acacia (100% basis). Currently, the Company’s undrawn $3.0 billion revolving credit facility terminates in January 2024.

In addition to future cash flow from operations, potential divestments and the creation of new joint ventures and partnerships, Barrick’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2019 include issuing additional equity or unsecured debt and borrowing under the Company’s $3.0 billion revolving credit facility (subject to compliance with covenants and the making of certain representations and warranties). The key financial covenant in Barrick’s $3.0 billion revolving credit facility, as amended in the fourth quarter of 2015, requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1 (as of December 31, 2018, this ratio was approximately 0.31:1). Barrick’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance. See “– Global financial conditions”. If Barrick is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should Barrick’s business prospects deteriorate, the ratings currently assigned to Barrick by Moody’s Investor Services, Standard & Poor’s Ratings Services or DBRS could be downgraded, which could adversely affect the value of Barrick’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase Barrick’s borrowing costs.

Barrick is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Barrick’s lenders and other banking counterparties; (ii) Barrick’s insurance providers; (iii) financial institutions that hold Barrick’s cash; (iv) companies that have payables to Barrick, including concentrate customers; and (v) companies that have received deposits from Barrick for the future delivery of equipment.

Global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favourable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

Inflation

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. In particular, operating and capital costs at Barrick’s Veladero mine and Pascua-Lama project in Argentina have been impacted by sustained inflationary pressures in that country. See “ – Metal price volatility”, “– Projects”, “– Price volatility and availability of other commodities”, “ – Production and cost estimates” and “– Availability and increased cost of critical parts, equipment and skilled labor”.

Mineral reserves and resources

Barrick’s mineral reserves (or ore reserves) and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Because Barrick prepares this Annual Information Form in accordance with the disclosure requirements of Canadian securities laws, it contains resource estimates, which are required by National Instrument 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available, as actual production experience is gained or as the Company’s mining methods are changed. No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves uneconomic to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies, the processing of new or different ore grades, the technical complexity of ore bodies, unusual or unexpected ore body formations, ore dilution or varying metallurgical and other ore characteristics may cause mineral reserves (or ore reserves) to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience, fluctuations in the price of metals, or changes in other assumptions on which they are based. Any of these factors may require Barrick to reduce its mineral reserves (or ore reserves) and resources, which could have a negative impact on Barrick’s financial results.

Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves. In addition, changes to mine plans due to capital allocation decisions could cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Joint ventures

Barrick holds an indirect interest in a number of joint venture properties, including the Veladero mine in Argentina (50%), the Zaldívar copper mine in Chile (50%), the Pueblo Viejo mine in the Dominican Republic (60%), the Porgera mine in Papua New Guinea (47.5%), the Kalgoorlie mine in Australia (50%), the Turquoise Ridge mine in Nevada (75%), the Jabal Sayid copper mine in Saudi Arabia (50%), the Kibali mine in the DRC (45%), the Loulo-Gounkoto complex in Mali (80%), the Tongon mine in Côte d’Ivoire (89.7%), the Morila mine in Mali (40%) and the Norte Abierto (formerly known as Cerro Casale) project in Chile (50%), the remaining interests in which are held by third parties. Barrick’s interests in these properties are subject to the risks customarily associated with the conduct of joint ventures, including (i) disagreement with joint venture partners on how to develop and operate the mine efficiently or, in the case of exploration projects, on the exploration plan and related expenditures, (ii) inability to exert influence over certain strategic decisions, (iii) inability of joint venture partners to meet their obligations, and (iv) litigation regarding joint venture matters. Each of these risks could have a material adverse impact on Barrick’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Barrick’s future cash flows, earnings, results of operations and financial condition. In addition, Barrick is not always the operator of its joint venture projects. To the extent Barrick is not the operator, the success of any operations will be dependent on third party operators and Barrick may be unable to have any significant influence on the direction or control of the activities of the operators. Barrick will be subject to the decisions made by the operators of the joint venture properties and will rely on the operators for accurate information about the properties.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities and critical parts and equipment which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations, or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “– Metal price volatility” above.

Geotechnical challenges could impact profitability

Barrick and the mining industry are facing continued geotechnical challenges associated with the aging of certain mines and the need to mine deeper pits and more complex deposits. This leads to higher pit walls, more complex underground operations and increased exposure to geotechnical instability. As Barrick’s operations mature, the open pit and underground operations at certain sites are getting deeper. Barrick has experienced geotechnical failures at some open pit operations and seismic events at some underground operations. Seismic events may also affect mining operations in other ways. For example, on February 26, 2018, a 7.5 magnitude earthquake struck Papua New Guinea, causing significant damage to the Hides natural gas power plant that supplies electricity to the Porgera mine. No assurances can be given that unanticipated adverse geotechnical conditions, such as pit wall failures, underground cave-ins and other ground-related instability, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks beyond Barrick’s control, such as severe weather, higher than average rainfall and seismic events. Geotechnical failures can result in limited access to minesites, suspension of operations, production delays, government investigations, increased costs, as well as injuries and deaths in the most extreme cases. All of these could adversely impact Barrick’s results of operations and financial position.

Infrastructure and information technology systems

Barrick’s mining, processing, development and exploration activities depend on adequate infrastructure and dependable information technology systems. Reliable power sources, water supply, roads and other infrastructure are important for Barrick’s operations. Water shortages, power outages, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect Barrick’s business, financial condition and results of operations. For example, the Tongon mine in Côte d’Ivoire has historically experienced infrastructure-related operational challenges that have adversely affected its financial performance.

Barrick is also dependent upon information technology systems in the conduct of its operations. The Company could be adversely affected by network disruptions from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design.

Barrick’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment information technology systems and software, as well as pre-emptive expenses to mitigate the risk of failure. Any of these or other events could result in information system failures, delays and/or increases in capital expenditures. Given the unpredictability of the timing, nature and scope of information technology disruptions, Barrick could potentially be subject to production downtimes, operational delays, destruction or corruption of data, any of which could have a material adverse effect on the Company’s cash flows, competitive position, financial condition or results of operations.

From time to time, Barrick pursues investments and initiatives to improve the productivity and efficiency of existing systems and operations, including through investments in digital technologies. There can be no certainty that some or any of such investments and initiatives will meet the Company’s capital allocation objectives. In addition, certain of such investments and initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact. Further, there can be no certainty as to the time required for Barrick to extract value from these investments or initiatives, or that Barrick will achieve any anticipated savings or efficiency improvements.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to Barrick’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to Barrick’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. Barrick places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to Barrick’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, tailings dam failures, rock bursts, cave-ins, flooding, seismic activity and water conditions, most of which are beyond Barrick’s control. Barrick is also exposed to theft or loss of gold bullion, copper cathode or gold/copper concentrate. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operations.

Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding the identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will obtain or maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to mineral or ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Security and human rights

Following completion of the Merger, Barrick’s operations and development and exploration activities extend to jurisdictions which may be considered to have an increased degree of security risk. During 2018, Mali experienced a number of attacks by insurgent militants, which have increased the security risk applicable to all mining companies in the country, while the DRC has continued to experience a period of civil unrest and instability. The impacts of these risks could impede the exploration, development and operation of Barrick’s mines in these countries.

In addition, civil disturbances and criminal activities, such as trespass, illegal mining, sabotage, theft and vandalism, have caused disruptions at certain of Barrick’s operations, including the Porgera joint venture in Papua New Guinea operated by BNL, the Lagunas Norte and Pierina (now in closure) mines in Peru, the Pueblo Viejo mine in the Dominican Republic, the Kibali mine in the DRC, the Tongon mine in Côte d’Ivoire and certain of Acacia’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks. Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants. Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities. The measures that have been implemented by the Company or Acacia cannot guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s or Acacia’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights (see “Narrative Description of the Business – Sustainability”). Barrick and Acacia have implemented a number of measures and safeguards which are designed to assist their personnel in understanding and upholding these standards.

The implementation of these measures will not guarantee that the Company’s or Acacia’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to Barrick and its partners or result in litigation, criminal and/or civil liability for the Company, Acacia or their respective employees and/or financial damages or penalties.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera joint venture operated by BNL and at certain of Acacia’s operations in Tanzania. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for the illegal miners as well as Barrick’s and Acacia’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Artisanal mining

Artisanal miners are active on, or adjacent to, many of Barrick’s properties in emerging market jurisdictions. Artisanal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse and funding of conflict. Additionally, effective local government administration is often lacking in the locations where artisanal miners operate where rapid population growth and the lack of functioning structures can create a complex social and unstable environment. Barrick does not purchase any gold from artisanal miners. There is a misconception that artisanally-mined gold is channelled through large-scale mining operators and such misconceptions have a negative impact on the reputation of the mining industry.

Community relations and license to operate

The Company’s relationships with the communities in which it operates are critical to the future success of its existing operations and the construction and development of its projects. There is an ongoing and potentially increasing public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on Barrick’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon Barrick’s financial condition and operations. Barrick seeks to promote improvements in health and safety, human rights, environmental performance and community relations. However, Barrick’s ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of Barrick’s employees, human rights, the environment or the communities in which Barrick operates.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. To the extent that Barrick fails to or is alleged to fail to comply with any applicable regulation, whether in the future or in the past, the Company may be unable to continue to operate successfully at a particular location. See “Legal Matters – Government Controls and Regulations”.

Exchange and capital controls

From time to time emerging market countries in which the Company operates or has interests have adopted measures to restrict the availability of the local currency or the repatriation of capital across borders. These measures are typically imposed by governments and/or central banks during times of local economic instability to prevent the removal of capital or the sudden devaluation of local currencies or to maintain in-country foreign currency reserves. In addition, many emerging markets require supplementary consents or reporting processes before local currency earnings can be converted into U.S. dollars or other currencies and/or such earnings can be repatriated or otherwise transferred outside of the operating jurisdiction. Furthermore, some jurisdictions regulate the amount of earnings that can be maintained by operating entities in off-shore bank accounts and require additional earnings to be held by banks located in the country of operation.

These measures can have a number of negative effects on the Company’s operations. For example, exchange and capital controls reduce the quantum of immediately available capital that the Company could otherwise deploy for investment opportunities or the payment of expenses. As a result, the Company may be required to use other sources of funds for these objectives which may result in increased financing costs. In addition, measures that restrict the availability of the local currency or impose a requirement to operate in the local currency may create practical difficulties for the Company.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Australian dollar, Canadian dollar, Chilean peso, Argentine peso, Dominican peso, Peruvian sol, Papua New Guinea kina, Tanzanian shilling, Zambian kwacha, West African CFA franc and the Congolese franc. Appreciation of certain non-U.S. dollar currencies against the U.S. dollar would increase the costs of production at Barrick’s mines, making such mines less profitable. From time to time, Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. As of December 31, 2018, Barrick had no foreign currency derivative contracts beyond spot requirements. There can be no assurance that Barrick will enter into foreign currency hedging activities in the future. See “– Use of derivatives”.

Climate change risks

Barrick’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. Barrick acknowledges climate change as an international and community concern. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect at some of Barrick’s operations. These may include extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Barrick’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Barrick operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that Barrick’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on Barrick’s reputation, as well as business, financial position and results of operations and could cause the market value of Barrick’s common shares to decline.

In addition, any failure by Randgold to have complied with a wide variety of applicable laws, such as those related to the environment, health and safety, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which Randgold operated prior to the completion of the Merger could subject Barrick to penalties and other adverse consequences. Moreover, the compliance mechanisms and monitoring programs adopted and implemented by Randgold prior to the Merger may not adequately have prevented or detected possible violations of such applicable laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Barrick. In 2016, Randgold entered into a joint venture agreement with Société Minière Moku-Beverendi SA and Moku Goldmines AG to develop the Moku-Beverendi gold project in DRC. These entities are majority-owned by Dan Gertler’s Fleurette Group. On December 21, 2017, Mr. Gertler was added to the U.S. Department of the Treasury, Office of Foreign Assets Control List of Specially Designated Nationals and Blocked Persons (“SDNs”). United States persons, including United States person employees, officers, or directors of Barrick, are generally prohibited from engaging in transactions with SDNs. Shortly after the designation of Mr. Gertler as an SDN, Randgold suspended, and then terminated, all exploration activities under the joint venture arrangements with Société Minière Moku-Beverendi SA and Moku Goldmines AG.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($1.6 billion at December 31, 2018). The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value of and ongoing payments under U.S. dollar interest rate swaps, the carrying value of certain long lived assets and liabilities, and to the interest payments on its variable-rate debt ($0.1 billion at December 31, 2018). There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “– Use of derivatives”.

Use of derivatives

From time to time, Barrick may use certain derivative products to manage the risks associated with gold, copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (i) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (ii) market liquidity risk – the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products. For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see page 44 of the MD&A and Note 25 to the Consolidated Financial Statements. See also “– Global financial conditions”.

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. The costs of defending or settling such litigation can be significant. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Legal Proceedings”.

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain, may be contested, and title insurance is generally not available. Each sovereign state is generally the sole authority able to grant mineral property rights, and the ability to ensure that Barrick has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Although Barrick has attempted to acquire satisfactory title to its properties, these properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects (particularly title to undeveloped properties). Any disputes about Barrick’s property holdings or title may have a material adverse impact on Barrick’s cash flows, earnings, results of operations and financial position.

Divestitures

Barrick has recently sold or reduced its interest in certain assets. In connection with these dispositions, Barrick has given representations and warranties and indemnities customary for transactions of this type and may have also, in certain cases, agreed to retain responsibility for certain liabilities related to the period prior to the sale. As a result, Barrick may incur liability in the future associated with assets it no longer owns or in which it has a reduced interest.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at Barrick’s major capital projects could lead to project delays or increased costs. These risks are more acute in jurisdictions in which strikes are legal, and Barrick’s workforce is highly unionized, such as in Africa. For example in 2018, Randgold’s Tongon mine in Cote d’Ivoire experienced an illegal labor action that lasted 53 days. A prolonged labor disruption at any of Barrick’s material properties could have a material adverse impact on its operations as a whole.

Availability and increased cost of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting the Company’s operating costs, capital expenditures and production schedules.

Internal control environment

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. See “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”.

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties, the acquisition of mining assets and access to water, power and other required infrastructure. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring properties, assets or access to infrastructure or in attracting and retaining skilled and experienced employees.

Ability to support the carrying value of goodwill and non-current assets

As of December 31, 2018, the carrying value of Barrick’s goodwill was approximately $1.2 billion or 5% of Barrick’s total assets. Goodwill is allocated to each cash generating unit (“CGU”), where CGUs generally represent individual mineral properties. Goodwill is tested annually for impairment at the beginning of the fourth quarter. In addition, at each reporting period, Barrick assesses whether there is an indication that goodwill is impaired and, if there is such an indication, Barrick tests for goodwill impairment at that time. The test for goodwill impairment involves a comparison of the recoverable amount of an operating segment to its carrying value. A goodwill impairment charge is recognized for any excess of the carrying amount of the operating segment over its recoverable amount.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount of these assets may not be recoverable. The impairment test is carried out using the same approach that is used for goodwill.

Barrick recorded net impairments of $645 million (after-tax and our share) on non-current assets for the year ended December 31, 2018. This includes net impairments for non-current assets mainly at Lagunas Norte as the project to treat refractory sulphide ore does not meet Barrick’s investment criteria, as well as impairments of non-current assets and goodwill at Veladero, reflecting an increase in the cost structure related to increasing government imposts coupled with higher energy costs.The assessment for goodwill and non-current asset impairment is subjective and requires management to make estimates and assumptions for a number of factors that market participants would make about the recoverable amount of the CGU, including estimates of production levels, operating costs and capital expenditures and permitting assumptions reflected in Barrick’s life of mine plans, as well as economic factors beyond management’s control, such as gold and copper prices, discount rates and observable net asset value multiples. Should management’s estimate of the future not reflect actual events, further goodwill or non-current asset impairment charges may materialize and the timing and amount of such impairment charges are difficult to predict.

Market price of Barrick’s shares

Securities of mining companies have experienced volatility in the past, at times unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and internationally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of Barrick’s common shares is also likely to be affected by short-term changes in gold and copper prices. As a result of these changes, the market price of Barrick’s common shares at any given point in time may not accurately reflect Barrick’s long-term value. Securities class action litigation is also becoming more prevalent and is often brought against companies following periods of volatility in the market price of their securities. Barrick may in the future be the target of similar litigation which could result in substantial defense costs and divert management’s attention and resources.

Foreign subsidiaries

A significant portion of Barrick’s business is carried on through subsidiaries, including foreign subsidiaries (including Randgold and its subsidiaries). Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Barrick’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Barrick’s valuation and stock price.

Holding of Acacia

On March 24, 2010, Acacia began operating as a separate, publicly traded company that holds all of Barrick’s former African gold mines, gold projects and gold exploration properties. Barrick retained an equity interest of 73.9% in Acacia. This holding was reduced to 63.9% following a partial divestment of shares completed on March 11, 2014. Barrick and Acacia are parties to the Acacia Relationship Agreement that regulates various aspects of the ongoing relationship between the two companies, the principal purpose of which is to ensure that Acacia is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms. Accordingly, the board of directors and/or executive management team of Acacia may determine to undertake actions that are different than those that the board of directors and/or executive management team of Barrick would have taken. The Acacia Relationship Agreement also provides that neither Barrick nor its subsidiaries may pursue any gold or silver mining opportunity in Africa without first offering the opportunity to Acacia.

Aside from any exploration projects of Randgold at the date of the Merger, Barrick (including Randgold) is restricted from carrying on new exploration for gold or silver in Africa or from acquiring any business or interest in an African gold or silver mining business without first offering the opportunity to Acacia. As a result, the Acacia Relationship Agreement may impair the ability of Barrick to expand its gold and silver mining operations in Africa.

In addition, the minority shareholders of Acacia represent an important stakeholder group that is required to be considered in Acacia’s corporate governance and decision-making. Given the potential divergence in stakeholder interests, there is a risk that actions undertaken by Acacia could differ from actions that would have been taken by Barrick and in certain circumstances could adversely affect Barrick’s reputation and/or result in potential civil or criminal liability for the Company. Furthermore, holding a controlling equity interest in a London Stock Exchange-listed company such as Acacia places certain practical and regulatory constraints on the manner in which Barrick could dispose of its interest in Acacia, should it determine it wishes to do so. Market fluctuations may also adversely affect the market price of Acacia and the value which Barrick could realize on this investment. See “– Foreign investments and operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis (“MD&A”) of Financial and Operating Results of the Company (IFRS) for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

Information regarding Randgold’s financial and operating results for the year ended December 31, 2018 can be found in the Business Acquisition Report and in Randgold’s Q4 report dated February 13, 2019, each of which is available under Barrick’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2018 (IFRS), which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

Information regarding Randgold’s financial and operating results for the year ended December 31, 2018 can be found in the Business Acquisition Report and in Randgold’s Q4 report dated February 13, 2019, each of which is available under Barrick’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the notice of articles and articles of Barrick and the relevant provisions of the BCBCA.

General

Barrick’s authorized share capital consists of an unlimited number of common shares.

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. The holders of Barrick common shares are entitled to share rateably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities. As of March 18, 2019, there were 1,751,981,799 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the notice of articles or articles of Barrick or in the BCBCA on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares. The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at the dates set out below:

Rating Agency

	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS

Senior Unsecured Debt	Baa2	BBB	BBB (low)

The DBRS credit rating is current to January 23, 2018, the Moody’s credit rating is current to March 13, 2019 and the S&P credit rating is current to March 11, 2019.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium-term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely. On average, the next rating action has followed within about a year. The next rating action subsequent to the assignment of a negative rating outlook has historically been a downgrade or review for possible downgrade. In August 2015, Moody’s lowered its rating on the Company’s senior unsecured debt from Baa2 to Baa3 and assigned a stable outlook. In January 2016, Moody’s placed the Company’s senior unsecured debt rating on review for downgrade. In March 2016, Moody’s affirmed the Company’s Baa3 rating and assigned a negative outlook. In August 2016, Moody’s affirmed the Company’s Baa3 rating and revised its outlook to stable from negative. In September 2017, Moody’s affirmed the Company’s Baa3 rating with a stable outlook. On March 1, 2018, Moody’s upgraded the rating on Barrick’s senior unsecured debt to Baa2 with a stable outlook. On February 26, 2019, Moody’s affirmed the rating on Barrick’s senior unsecured debt at Baa2 and changed the Company’s outlook to developing from stable, following the announcement of the Newmont Proposal. On March 13, 2019, Moody’s affirmed the rating on Barrick’s senior unsecured debt at Baa2 and changed the Company’s outlook to stable from developing, following the announcement of the Barrick-Newmont Joint Venture. According to the Moody’s rating system, long-term obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating is the fourth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive”, “negative”, “stable” or “developing”. However, a rating outlook does not mean that a rating change is inevitable. In March 2015, S&P lowered the Company’s long-term corporate credit rating to BBB- and also placed a stable outlook on the rating, noting the Company’s liquidity position as strong and that the downgrade reflects its revised estimates for the Company following the release of its year-end 2014 results. In March 2016, S&P affirmed the Company’s BBB- rating with a stable outlook. In August 2016, S&P affirmed the Company’s BBB- rating and raised its outlook to positive from stable. On March 22, 2018, S&P upgraded the rating on Barrick’s senior unsecured debt to BBB with a stable outlook. On February 25, 2019, S&P indicated that the Newmont Proposal has no present rating implications. On March 11, 2019, after the announcement of the Barrick-Newmont Joint Venture and the withdrawal of the Newmont Proposal, S&P indicated that it views the proposed arrangement as a credit strength and believes that the arrangement could eventually contribute to further ratings upside. According to the S&P rating system, an obligor rated BBB has adequate capacity to meet its financial commitments, but adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated, and, with the exception of the AAA and D categories, also contains the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. In August 2015, DBRS downgraded its rating on the Company’s senior unsecured debt to BBB (low) from BBB and assigned a stable trend. In November 2016, DBRS affirmed the Company’s BBB (low) rating with a stable trend. In January 2018, DBRS affirmed the Company’s BBB (low) rating and raised its trend to positive from stable. In September 2018, following the announcement of the Merger, DBRS placed the Company’s rating, formerly with a positive trend, to under review with developing implications. According to DBRS, a rating of BBB is in the fourth highest of ten major categories and is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. Entities in this category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

Barrick has paid each of Moody’s and S&P its customary fees in connection with the provision of the above credit ratings. The Company has not made any payments to DBRS and no payments have been made to Moody’s and S&P unrelated to the provision of their rating services for the last two years.

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol ABX and the New York Stock Exchange under the symbol GOLD (previously ABX prior to January 2, 2019). The following table outlines the closing share price trading range and volume of shares traded by month in 2018, and for the period from January 1, 2019 to March 18, 2019, based on trading information published by each exchange.

	Toronto Stock Exchange			New York Stock Exchange

	Share Price Trading Range		Share Volume	Share Price Trading Range		Share Volume

	High	Low		High	Low

2018	(C$ per share)		(millions)	($ per share)		(millions)

January	19.49	17.44	62	15.52	14.16	250

February	17.87	14.78	65	14.52	11.51	288

March	16.46	14.26	63	12.79	11.07	293

April	17.72	15.84	47	13.80	12.34	221

May	17.59	16.75	40	13.67	12.97	170

June	17.46	16.58	45	13.25	12.57	182

July	17.83	14.30	45	13.59	10.93	243

August	14.64	12.81	58	11.29	9.72	308

September	15.06	12.54	70	11.64	9.53	336

October	17.98	14.18	98	14.10	11.06	515

November	18.09	16.25	63	13.55	12.28	283

December	18.99	16.76	126	14.18	12.69	425

2019

January	18.67	15.37	161	13.69	11.52	319

February	18.48	16.16	102	14.04	12.22	323

March 1 to 18	18.10	16.21	68	13.49	12.18	184

Acacia’s common shares are listed and posted for trading on the LSE under the symbol ACA. The following table outlines the closing share price trading range and volume of shares traded by month in 2018, and for the period from January 1, 2019 to March 18, 2019, based on trading information provided by the LSE.

	London Stock Exchange

	Share Price Trading Range		Total Share Volume

	High	Low

2018	(GB pence per share)		(millions)

January	202.9	185.5	21

February	186.0	139.0	33

March	150.2	133.5	28

April	155.2	133.7	26

May	145.7	125.8	16

June	133	111.1	26

July	133.6	108.7	24

August	125.4	109.1	20

September	134.5	96.1	24

October	160.2	131	28

November	189.3	156.8	13

December	199.1	180.6	15

2019

January	202.3	175.7	14

February	256.6	189.8	20

March 1 to 18	212.9	195.0	11

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2018.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “BGFC 2014 Notes”), all on November 12, 2004. On December 16, 2013, the entire balance of the

BGFC 2014 Notes was repaid in full. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes and the BGFC 2034 Notes. The BGFC 2034 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of notes (the “BIBC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee (the “2006 Indenture”). The 2006 Indenture sets out the terms and conditions pertaining to the BIBC Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the BIBC Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”). On October 15, 2015, the outstanding principal amount of the 5.75% notes due 2016 was repaid in full. The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”). Pursuant to the 2008 Indenture, (i) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (ii) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008. On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture. During 2013, upon maturity, the outstanding principal amount of the BGFC 2013 Notes was repaid in full. On October 28, 2015, pursuant to a cash tender offer, $275 million of the principal amount of the BGC 2019 Notes was repaid. On March 21, 2016, pursuant to a cash tender offer, approximately $227 million of the principal amount of the BNAF 2018 Notes and approximately $196 million of the principal amount of the BGC 2019 Notes was repaid. On September 26, 2016, the outstanding principal amount of the BNAF 2018 Notes was repaid in full. On June 20, 2017, the outstanding principal amount of the BGC 2019 Notes was repaid in full. The 2008 Indenture sets out the terms and conditions pertaining to the BNAF 2018 Notes, the BNAF 2038 Notes and the BGC 2019 Notes. The BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”). Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009. On March 21, 2016, pursuant to a cash tender offer, approximately $152 million of the principal amount of the BPDAF 2020 Notes was repaid. The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2020 Notes and the BPDAF 2039 Notes. Each of the BPDAF 2020 Notes and the BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

On June 1, 2011, Barrick entered into an Indenture with Barrick North America Finance LLC (“BNAF”), Citibank N.A. and Wilmington Trust Company (the “2011 Indenture”). Pursuant to the 2011 Indenture,

Barrick and BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 (the “Barrick 2014 Notes”) and $1.1 billion of 2.90% notes due 2016 (the “Barrick 2016 Notes”), each issued by Barrick, as well as $1.35 billion of 4.40% notes due 2021 (the “BNAF 2021 Notes”) and $850 million of 5.70% notes due 2041 (the “BNAF 2041 Notes”), each issued by BNAF. On December 16, 2013, the outstanding principal amount of the Barrick 2014 Notes was repaid in full. On September 9, 2015, the outstanding principal amount of the Barrick 2016 Notes was repaid in full. In 2016, approximately $721 million of the principal amount of the BNAF 2021 Notes was repaid pursuant to cash tender offers. On July 17, 2018, the outstanding principal amount of approximately $629 million of BNAF 2021 Notes was repaid in full. The BNAF 2041 Notes are unconditionally guaranteed by Barrick.

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities pursuant to the 2011 Indenture, comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042. In 2015, approximately $913 million of the principal amount of the 3.85% notes due 2022 was repaid pursuant to cash tender offers.

On May 2, 2013, Barrick and BNAF issued an aggregate of $3 billion in debt securities pursuant to the 2011 Indenture, comprised of $650 million of 2.50% notes due 2018 and $1.5 billion of 4.10% notes due 2023 issued by Barrick as well as $850 million of 5.75% notes due 2043 issued by BNAF (the “BNAF Notes”). The BNAF Notes are unconditionally guaranteed by Barrick. On December 3, 2013, pursuant to a cash tender offer, approximately $398 million of the principal amount of the 2.50% notes due 2018 was repaid. In 2015, approximately $129 million of the principal amount of the 2.50% notes due 2018 and approximately $769 million of the principal amount of the 4.10% notes due 2023 was repaid pursuant to cash tender offers. On March 21, 2016, pursuant to a cash tender offer, approximately $18 million of the principal amount of the 2.50% notes due 2018 was repaid. On June 24, 2016, the outstanding principal amount of the 2.50% notes due 2018 was repaid in full. On September 21, 2017, the outstanding principal amount of the 4.10% notes due 2023 was repaid in full.

On September 24, 2018, Barrick and Randgold entered into a Cooperation Agreement with respect to the Merger and the acquisition by Barrick of the issued and outstanding Randgold Shares. The Merger closed on January 1, 2019.

On March 10, 2019 Barrick and Newmont entered into the Implementation Agreement to create the Barrick-Newmont Joint Venture.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is AST Trust Company (Canada) in Canada at its principal office in Toronto, Ontario and American Stock Transfer & Trust Company, LLC in the United States at its principal office in Brooklyn, New York.

DIVIDEND POLICY

On August 5, 2015, Barrick announced that its Board of Directors reduced the quarterly dividend on its common shares by 60% from $0.05 to $0.02 per quarter to increase financial flexibility in light of market conditions. The reduction in the quarterly dividend became effective starting with the dividend payable in mid-September 2015. In 2015, Barrick paid an aggregate cash dividend of $0.14 per common share: $0.05 in mid-March, $0.05 in mid-June, $0.02 in mid-September and $0.02 in mid-December. In 2016, Barrick paid an aggregate cash dividend of $0.08 per common share: $0.02 in mid-March, $0.02 in mid-June, $0.02 in mid-September and $0.02 in mid-December. On February 15, 2017, Barrick announced that its Board of Directors increased its quarterly dividend from $0.02 per share to $0.03 per share beginning with the dividend payable in mid-March 2017. In 2017, Barrick paid an aggregate cash dividend of $0.12 per common share: $0.03 in mid-March, $0.03 in mid-June, $0.03 in mid-September and $0.03 in mid-December. In 2018, Barrick paid an aggregate cash dividend of $0.12 per common share: $0.03 in mid-March, $0.03 in mid-June, $0.03 in mid-September and $0.03 in mid-December. A dividend of $0.07 per share was declared on December 17, 2018 for payment on January 14, 2019 to shareholders of Barrick prior to the completion of the Merger. This resulted in an annual dividend of $0.16 per common share paid to the shareholders of Barrick in respect of the 2018 financial year.

While Barrick has indicated that it will target an annualized dividend of $0.16 per common share, there is no guarantee that such a dividend will be declared or paid. The amount and timing of dividends are within the discretion of the Board of Directors. The Board of Directors reviews the dividend quarterly based on, among other things, the Company’s current and projected liquidity profile.

Also on August 5, 2015, the Board of Directors approved a Dividend Reinvestment Plan (the “DRIP”), which was made available to eligible shareholders beginning with the mid-September 2015 dividend. The DRIP allows registered or beneficial holders of Barrick’s common shares who reside in Canada or the United States to reinvest cash dividends paid on their common shares in additional common shares issued from treasury at a discount to the average market price (as defined in the DRIP), currently set at 3% and subject to change at the discretion of the Board of Directors.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 18, 2019, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 12,453,822 common shares representing approximately 0.71% of the outstanding common shares of Barrick.

Directors of the Company

On January 1, 2019, Mark Bristow, a non-independent director, and Christopher L. Coleman and Andrew J. Quinn, each an independent director, were appointed to the Board of Directors.

María I. Benítez, an independent director since April 24, 2018, passed away on February 28, 2019. Gary A. Doer, Kelvin P.M. Dushnisky, Dambisa F. Moyo and Nancy H.O. Lockhart each resigned from the Board of Directors in 2018. Graham G. Clow, Pablo Marcet, Anthony Munk, J. Robert S. Prichard, Steven J. Shapiro, Patricia A. Hatter (who became a member of the Board of Directors effective April 24, 2018) and Ernie L. Thrasher each resigned from the Board of Directors on January 1, 2019. As a result, these directors will not stand for re-election as directors at the Company’s upcoming annual meeting of shareholders to be held on May 7, 2019 (the “AGM”).

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following eight individuals are the directors of the Company as at March 18, 2019:

Name (age) and municipality of residence	Principal occupations during past 5 years

Mark Bristow (60) Beau Champ, Mauritius

Mr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019, following completion of the Merger. Previously, since its incorporation in 1995, Mr. Bristow was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Mr. Bristow played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. During his career, Mr. Bristow has held board positions at a number of global gold mining companies, and he is currently the non-executive chairman of Rockwell Diamonds Inc. Mr. Bristow holds a Doctorate in Geology from Natal University in South Africa.

Barrick Board Details:

• Director since January 1, 2019

Gustavo A. Cisneros (73) Santo Domingo, Dominican Republic

Gustavo Cisneros is the Chairman of Cisneros, a privately-held worldwide media, entertainment, telecommunications and consumer products organization. Additionally, he is the owner of Tropicalia, a large-scale, high-end, environmentally and socially responsible, tourism real estate development in the Dominican Republic. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. During his career, Mr. Cisneros has held board positions and other leadership roles at a number of organizations, including: Univision Communications, Chase Manhattan Bank, All-American Bottling Corporation, Spalding, the Panama Canal Authority, the United Nations Information and Communication Technologies Task Force, the Ibero-American Council for Productivity and Competitiveness, the Council for the Atlantic Institute of Government, The Nature Conservancy, Americas Society, the Council on Foreign Relations, The Museum of Modern Art (MoMA) and Harvard University. Mr. Cisneros holds an honorary doctorate degree from the University of Miami and an undergraduate degree from Babson College.

Barrick Board Details:

• Director since September 9, 2003

Name (age) and municipality of residence	Principal occupations during past 5 years

Christopher L. Coleman (50) London, United Kingdom

Mr. Coleman is the group head of banking at Rothschild & Co. and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. From 2008 until the completion of the Merger, Mr. Coleman served as a non-executive director of Randgold, including as non-executive chairman of the board of directors, chairman of the governance and nominating committee, and member of the remuneration committee. Beyond his service as a director of Randgold, Mr. Coleman has had long-standing involvement in the mining sector in Africa and globally. He is a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co. Group, which he joined in 1989. He is also a non-executive director of Papa John’s International, Inc. From 2001 to 2008, Mr. Coleman was a non-executive director of the Merchant Bank of Central Africa. Mr. Coleman holds an undergraduate degree from the London School of Economics and Political Science.

Barrick Board Details:

• Director since January 1, 2019

J. Michael Evans (61) New York, New York USA

Mr. Evans is the President of Alibaba Group Holding Ltd. and a director of the company, a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Barrick Board Details:

• Director since July 30, 2014

Name (age) and municipality of residence	Principal occupations during past 5 years

Brian L. Greenspun (72) Henderson, Nevada USA

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Barrick Board Details:

• Director since July 30, 2014

J. Brett Harvey (68) Mesquite, Nevada USA

Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Barrick Board Details:

• Director since December 15, 2005

Name (age) and municipality of residence	Principal occupations during past 5 years

Andrew J. Quinn (65) Llanboidy, Carmarthenshire, United Kingdom

Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018 he served as non-executive director of Randgold, including the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Barrick Board Details:

• Director since January 1, 2019

John L. Thornton (65) Palm Beach, Florida USA

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of Silk Road Finance Corporation, an Asian investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of, the China Investment Corporation (CIC), Confucius Institute Headquarters, King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Barrick Board Details:

• Executive Chairman since 2014 and Director since February 15, 2012

Mr. Greenspun, a director of the Company, was a director of the Tribune Company, a privately-held company, when it filed for bankruptcy protection in December 2008. Mr. Greenspun ceased to be a director of the Tribune Company on December 31, 2012.

Messrs. Bristow and Jacobs (an executive officer of Barrick) are directors of Rockwell Diamonds Inc. (“RDI”). Mr. Jacobs is also the chief executive officer of RDI. As a result of provisional liquidation proceedings of its South African operating subsidiaries, RDI was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis and applicable certificates by the prescribed deadline due to funding constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018, which order is still in effect.

Corporate Governance and Committees of the Board

Barrick’s current corporate governance policies and practices are consistent with the requirements of Canadian securities laws. Barrick’s policies and practices also take into account the rules of the Toronto Stock Exchange and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”), even though the majority of the NYSE Standards do not directly apply to Barrick as a Canadian company. The one significant difference between Barrick’s corporate governance practices and the NYSE Standards which are applicable to U.S. companies is summarized below:

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the Toronto Stock Exchange rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the Toronto Stock Exchange rules.

Following the Merger, the Board decided to streamline and reconstitute its standing committees. The Board combined the Audit and Risk Committees to form the Audit & Risk Committee, and the Corporate Governance & Nominating Committee assumed the responsibilities of the Corporate Responsibility Committee, which was dissolved.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Gustavo A. Cisneros (Chair), Christopher L. Coleman, and Brian L. Greenspun.

Audit & Risk Committee

The Audit & Risk Committee is comprised of J. Brett Harvey (Chair), J. Michael Evans, and Andrew J. Quinn.

Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey.

International Advisory Board

The only member of the Board of Directors that also sits on the International Advisory Board is G.A. Cisneros.

Executive Officers of the Company

In addition to John L. Thornton and Mark Bristow, as set out above, the following are the executive officers of the Company as at March 18, 2019.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years

Grant Beringer (37) Trinity, Jersey Channel Islands	Group Sustainability Executive	Group Sustainability Executive; prior to January 2019, Director of International Operations at Digby Wells Environmental; prior to January 2016, Director of Projects at Digby Wells Environmental

Mark Hill (54) Oakville, Ontario Canada	Chief Operating Officer, LATAM and Australia Pacific	Chief Operating Officer, LATAM and Australia Pacific; prior to January 2019, Chief Investment Officer; prior to September 2016, Partner and Head of Mining at Waterton Global Resource Management

Willem Jacobs (60) Beau Champ, Mauritius	Chief Operating Officer, Africa and Middle East	Chief Operating Officer, Africa and Middle East; prior to January 2019, Chief Operating Officer at Randgold Resources Limited

Robert Krcmarov (54) Toronto, Ontario Canada	Executive Vice President, Exploration and Growth	Executive Vice President, Exploration and Growth; prior to March 2016, Senior Vice President, Global Exploration.

Rodney Quick (47) Johannesburg, Gauteng, South Africa	Mineral Resource Management and Evaluation Executive	Mineral Resource Management and Evaluation Executive; prior to January 2019, Mineral Resource Management and Evaluation Executive at Randgold Resources Limited

Catherine Raw (37) Toronto, Ontario Canada	Chief Operating Officer, North America

Chief Operating Officer, North America; prior to January 2019, Executive Vice-President and Chief Financial Officer; prior to April 2016, Executive Vice-President, Business Performance; prior to May 2015, Member of the Natural Resources Team and Manager of gold, mining and natural resource funds including Co-Manager of BlackRock World Mining Trust and BGF World Mining Fund at BlackRock Inc.

Darian Rich (58) Mississauga, Ontario Canada	Human Resources Executive	Human Resources Executive; prior to January 2019, Executive Vice-President, Talent Management; prior to July 2014, Senior Vice-President, Human Resources

Graham Shuttleworth (50) Grouville, Jersey, Channel Islands	Senior Executive Vice-President, Chief Financial Officer	Senior Executive Vice-President, Chief Financial Officer; prior to January 2019, Chief Financial Officer at Randgold Resources Limited

Name (age) and municipality of residence	Office	Principal occupations during past 5 years

Kathy Sipos (50) Toronto, Ontario Canada	General Manager, Corporate Office

General Manager, Corporate Office; prior to January 2019, Chief of Staff; prior to September 2015, Senior Vice-President, Business Process Integration; prior to January 2015, Vice-President of Investor and Stakeholder Relations at Teranga Gold Corporation

John Steele (58) Cobham, United Kingdom	Metallurgy, Engineering and Capital Projects Executive	Metallurgy, Engineering and Capital Projects Executive; prior to January 2019, Technical and Capital Projects Executive at Randgold Resources Limited

Kevin Thomson (62) Toronto, Ontario Canada	Senior Executive Vice President, Strategic Matters	Senior Executive Vice President, Strategic Matters; prior to October 2014, Senior Partner at Davies Ward Phillips & Vineberg LLP

Greg Walker (58) Toronto, Ontario Canada	Head of Operations and Technical Excellence, North America

Head of Operations and Technical Excellence, North America; prior to January 2019, Senior Vice-President, Operational and Technical Excellence; prior to February 2018, Executive General Manager at Barrick Gold Pueblo Viejo; prior to September 2016, Executive Managing Director at Barrick Niugini Limited

Lois Wark (64) Sandton, Johannesburg South Africa	Group Corporate Communications and Investor Relations Executive	Group Corporate Communications and Investor Relations Executive; prior to January 2019, Group General Manager Corporate Communications at Randgold Resources Limited

AUDIT & RISK COMMITTEE

Audit & Risk Committee Mandate

A copy of the Audit & Risk Committee’s mandate is attached hereto as Schedule “A”.

Composition of the Audit & Risk Committee

The Audit & Risk Committee is comprised entirely of independent directors (Messrs. Harvey (Chair), Evans and Quinn). There were five meetings of the Audit & Risk Committee (formerly the Audit Committee) in 2018. Messrs. Marcet and Thrasher attended all of the meetings of the Committee held in 2018 while they were members. Ms. Moyo attended one of the two meetings held in 2018 while she was a member of the Committee and Mr. Shapiro attended four of the five meetings of the Committee held in 2018.

Relevant Education and Experience

All of the members of the Audit & Risk Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that Messrs.

Harvey and Evans is each an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Messrs. Harvey and Evans as audit committee financial experts will not deem any of them to be an “expert” for any purpose or impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit & Risk Committee and Barrick’s Board of Directors who do not carry this designation.

Set out below is a description of the education and experience of each Audit & Risk Committee member that is relevant to the performance of his or her responsibilities in that capacity. For more information about the members of Barrick’s Audit & Risk Committee, see “Directors and Officers of the Company – Directors of the Company”.

J. Brett Harvey	Mr. Harvey has been a member of the Board of Directors of Barrick since December 2005. Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. Mr. Harvey brings extensive management experience to the Board of Directors as well as experience with internal controls and procedures for financial reporting. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

J. Michael Evans	Mr. Evans has been a member of the Board of Directors of Barrick since July 2014. Mr. Evans is a Director and the President of Alibaba Group Holding Ltd., a position he has held since August 2015. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. Prior to becoming President of Alibaba Group Holding Ltd. Mr. Evans was an independent director and member of its audit committee from September 2014 to August 2015, with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. Mr. Evans holds an undergraduate degree from Princeton University.

Andrew J. Quinn	Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018 he served as non-executive director of Randgold, including the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Participation on Other Audit Committees

Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without approval of the Board of Directors. No member of the Audit & Risk Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

Audit & Risk Committee Pre-Approval Policies and Procedures

Barrick’s Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services (the “Pre-Approval Policy”) for the pre-approval of services performed by Barrick’s auditors. The objective of the Pre-Approval Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through their engagement for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees for specific services. All services performed by Barrick’s auditor comply with the Pre-Approval Policy, and professional standards and securities regulations governing auditor independence.

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2018 and 2017 for professional services rendered to Barrick:

Fees[1] (amount in millions)	2018	2017

Audit Fees[2]	$9.9	$9.5

Audit-related Fees[3]	0.4	0.4

Tax Fees[4]	0.5	0.7

All Other Fees	Nil	Nil

Total	$10.8	$10.6

1	The classification of fees is based on applicable Canadian securities laws and SEC definitions.
2

Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements, the financial statements of its subsidiaries and in connection with the Company’s statutory and regulatory filings, including in respect of the Merger.

3

In 2018, audit-related fees primarily related to a number of projects including compliance with regulatory filing requirements in local markets and translation services. In 2017, audit-related fees primarily related to a number of projects, including services related to the Company’s 2016 Extractive Sector Transparency Measures Act Report and translation services.

4	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting framework includes those policies and procedures that pertain to the preparation of financial information, including information contained in Barrick’s 2018 Annual Report and this Annual Information Form.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial and non-financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in the MD&A and Barrick’s 2018 Annual Report. Barrick’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is made known to management, including Barrick’s President and Chief Executive Officer and Chief Financial Officer, by others within those entities to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial statement preparation and financial reporting. Accordingly, Barrick’s management, including Barrick’s President and Chief Executive Officer and Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting and disclosure will prevent or detect all misstatements or fraud. Further, projections of any evaluation of the effectiveness of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The Company’s management structure is being refined as part of the Merger. These changes have a minimal impact on the internal control over financial reporting and disclosure framework for 2018, but they may impact the frameworks in the upcoming year. For additional information as regards the effectiveness of internal control over financial reporting, see “Management’s Report on Internal Control over Financial Reporting” in Barrick’s 2018 Annual Report.

The management of Barrick, at the direction of the Company’s President and Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of the Company’s internal control over financial reporting (as defined in rules adopted by the SEC) and disclosure controls and procedures as at December 31, 2018, based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, Barrick’s President and Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2018. Barrick will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2018 are included in Barrick’s 2018 Annual Report and its 2018 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

NON-GAAP FINANCIAL MEASURES

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of Barrick’s gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with Barrick’s cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that Barrick’s use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing Barrick’s operating performance and also its ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore Barrick believes these measures are useful non-GAAP operating metrics and supplement its IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, Barrick has calculated these metrics on a co-product basis. Barrick’s co-product metrics remove the impact of other metal sales that are produced as a by-product of its gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to Barrick’s copper mine operations. Barrick believes that C1 cash costs per pound enables investors to better understand the performance of its copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. Barrick believes that this measure enables investors to better understand the operating performance of its copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31

	Footnote	2018	2017	2016	2018	2017

Cost of sales applicable to gold production		$4,621	$4,836	$4,980	$1,353	$1,292

Depreciation		(1,253)	(1,529)	(1,504)	(346)	(404)

By-product credits	1	(131)	(135)	(184)	(26)	(30)

Realized (gains)/losses on hedge and non-hedge derivatives	2	3	23	89	3	4

Non-recurring items	3	(172)	—	24	(155)	—

Other	4	(87)	(106)	(44)	(27)	(35)

Non-controlling interests (Pueblo Viejo and Acacia)	5	(313)	(299)	(358)	(80)	(81)

Cash costs		$2,668	$2,790	$3,003	$722	$746

General & administrative costs		265	248	256	53	62

Minesite exploration and evaluation costs	6	45	47	44	14	8

Minesite sustaining capital expenditures	7	975	1,109	944	276	279

Rehabilitation - accretion and amortization (operating sites)	8	81	64	59	18	13

Non-controlling interest, copper operations and other	9	(374)	(273)	(287)	(118)	(74)

All-in sustaining costs		$3,660	$3,985	$4,019	$965	$1,034

Project exploration and evaluation and project costs	6	338	307	193	110	90

Community relations costs not related to current operations		4	4	8	2	1

Project capital expenditures	7	459	273	175	127	81

Rehabilitation - accretion and amortization (non-operating sites)	8	33	20	11	8	4

Non-controlling interest and copper operations	9	(21)	(21)	(42)	(5)	(9)

All-in costs		$4,473	$4,568	$4,364	$1,207	$1,201

Ounces sold - equity basis (000s ounces)	10	4,544	5,302	5,503	1,232	1,372

Cost of sales per ounce	11,12	$892	$794	$798	$980	$801

Cash costs per ounce	12	$588	$526	$546	$588	$545

Cash costs per ounce (on a co-product basis)	12,13	$607	$544	$569	$602	$561

All-in sustaining costs per ounce	12	$806	$750	$730	$788	$756

All-in sustaining costs per ounce (on a co-product basis)	12,13	$825	$768	$753	$802	$772

All-in costs per ounce	12	$985	$860	$792	$985	$882

All-in costs per ounce (on a co-product basis)	12,13	$1,004	$878	$815	$999	$898

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three months ended December 31, 2018 of $26 million (2017: $30 million) and the year ended December 31, 2018 of $131 million (2017: $135 million; 2016: $151 million) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended December 31, 2018 of $nil (2017: $nil) and the year ended December 31, 2018 of $nil (2017: $nil; 2016: $33 million) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $2 million and $4 million for the three months and year ended December 31, 2018, respectively (2017: $5 million and $27 million, respectively; 2016: $73 million), and realized non-hedge losses of $1 million and gains of $1 million for the three months and year ended

December 31, 2018, respectively (2017: gains of $1 million and $4 million, respectively; 2016: losses of $16 million). Refer to note 5 of the Consolidated Financial Statements for further information.

3	Non-recurring items

These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs. Non-recurring items for the current year mainly relate to inventory impairment of $166 million at Lagunas Norte.

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $nil and $nil, respectively; 2016: $5 million), adding the cost of treatment and refining charges of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $nil and $1 million, respectively; 2016: $16 million), and the removal of cash costs associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $27 million and $87 million for the three months and year ended December 31, 2018, respectively (2017: $35 million and $108 million, respectively; 2016: $66 million).

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $114 million and $453 million, respectively, for the three months and year ended December 31, 2018 (2017: $137 million and $454 million, respectively; 2016: $508 million). Refer to note 5 of the Consolidated Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 38 of the fourth quarter MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Crossroads, the Cortez Range Front declines, Goldrush, and the Deep South Expansion at Barrick Nevada and construction of the third shaft at Turquoise Ridge. Refer to page 37 of the fourth quarter MD&A.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo at Barrick Nevada. Figures remove the impact of Pierina, which is mining incidental ounces as it enters closure. The impact is summarized as the following:

($ millions)	For the years ended December 31			For the three months ended December 31
Non-controlling interest, copper operations and other	2018	2017	2016	2018	2017

General & administrative costs	($104)	($21)	($36)	($36)	($8)

Minesite exploration and evaluation costs	(3)	(12)	(9)	(2)	1

Rehabilitation - accretion and amortization (operating sites)	(6)	(10)	(9)	(2)	(2)
Minesite sustaining capital expenditures	(261)	(230)	(233)	(78)	(65)

All-in sustaining costs total	($374)	($273)	($287)	($118)	($74)

Project exploration and evaluation and project costs	(16)	(17)	(12)	(3)	(8)

Project capital expenditures	(5)	(4)	(30)	(2)	(1)

All-in costs total	($21)	($21)	($42)	($5)	($9)

10	Ounces sold - equity basis

Figures remove the impact of Pierina, which is mining incidental ounces as it enters closure.

11	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $32 million and $116 million, respectively, for the three months and year ended December 31, 2018 (2017: $55 million and $174 million, respectively; 2016: $82 million), which is mining incidental ounces as it enters closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the years ended December 31			For the three months ended December 31

	2018	2017	2016	2018	2017

By-product credits	$131	$135	$184	$26	$30

Non-controlling interest	(45)	(30)	(53)	(10)	(6)

By-product credits (net of non-controlling interest)	$86	$105	$131	$16	$24

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended December 31, 2018

	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie

Cost of sales related to gold production		$472	$54	$192	$98	$208	$114	$52	$14	$54	$64

Depreciation		(186)	(7)	(53)	(32)	(10)	(23)	(7)	—	(14)	(10)

By-product credits	1	—	—	(17)	(2)	(3)	(1)	—	—	—	(1)

Non-recurring items	2	—	—	(2)	(4)	(166)	—	—	—	17	—

Other	3	—	—	1	—	—	—	—	—	—	—

Non-controlling interests		—	—	(49)	—	—	(33)	—	—	—	—

Cash costs		$286	$47	$72	$60	$29	$57	$45	$14	$57	$53

General & administrative costs		—	—	—	—	—	8	—	—	—	—

Minesite exploration and evaluation costs	4	5	—	—	1	1	—	—	—	—	2

Minesite sustaining capital expenditures	5	57	7	35	59	7	16	17	1	17	9

Rehabilitation – accretion and amortization (operating sites)	6	9	—	3	—	2	1	1	1	(1)	1

Non-controlling interests		(4)	—	(15)	—	—	(9)	—	—	—	—

All-in sustaining costs		$353	$54	$95	$120	$39	$73	$63	$16	$73	$65

Project exploration and evaluation and project costs	4	3	—	—	—	—	—	—	—	—	—

Project capital expenditures	5	76	13	—	—	—	3	—	—	—	—

Non-controlling interests		—	—	—	—	—	(1)	—	—	—	—

All-in costs		$432	$67	$95	$120	$39	$75	$63	$16	$73	$65

Ounces sold – equity basis (000s ounces)		595	66	170	74	50	86	48	10	72	61

Cost of sales per ounce	7,8	$792	$802	$686	$1,352	$4,186	$852	$1,083	$1,423	$733	$1,022

Cash costs per ounce	8	$479	$701	$425	$823	$607	$651	$932	$1,430	$786	$857

Cash costs per ounce (on a co-product basis)	8,9	$480	$701	$482	$848	$653	$658	$935	$1,448	$796	$863

All-in sustaining costs per ounce	8	$591	$798	$559	$1,648	$796	$857	$1,311	$1,586	$1,018	$1,054

All-in sustaining costs per ounce (on a co-product basis)	8,9	$592	$798	$616	$1,673	$842	$864	$1,314	$1,604	$1,028	$1,060
All-in costs per ounce	8	$723	$993	$560	$1,648	$800	$878	$1,311	$1,586	$1,018	$1,054

All-in costs per ounce (on a co-product basis)	8,9	$724	$993	$617	$1,673	$846	$885	$1,314	$1,604	$1,028	$1,060

($ millions, except per ounce information in dollars)					For the three months ended December 31, 2017

	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie

Cost of sales related to gold production		$428	$55	$241	$108	$75	$114	$53	$14	$69	$79

Depreciation		(155)	(10)	(107)	(33)	(18)	(25)	(8)	—	(12)	(16)

By-product credits	1	(1)	—	(14)	(5)	(4)	—	—	—	(1)	—

Non-recurring items	2	—	—	—	—	—	—	—	—	—	—

Other	3	—	—	—	—	—	1	—	—	—	—

Non-controlling interests		(1)	—	(49)	—	—	(31)	—	—	—	—

Cash costs		$271	$45	$71	$70	$53	$59	$45	$14	$56	$63

General & administrative costs		—	—	—	—	—	9	—	—	—	—

Minesite exploration and evaluation costs	4	4	—	—	—	—	—	—	—	1	3

Minesite sustaining capital expenditures	5	94	8	30	39	8	18	10	—	16	8

Rehabilitation – accretion and amortization (operating sites)	6	4	—	3	—	1	1	1	—	(1)	—

Non-controlling interests		—	—	(13)	—	—	(12)	—	—	—	—

All-in sustaining costs		$373	$53	$91	$109	$62	$75	$56	$14	$72	$74

Project exploration and evaluation and project costs	4	4	—	—	—	—	—	—	—	—	—

Project capital expenditures	5	63	4	—	—	—	3	—	—	—	—

Non-controlling interests		—	—	—	—	—	(1)	—	—	—	—

All-in costs		$440	$57	$91	$109	$62	$77	$56	$14	$72	$74

Ounces sold – equity basis (000s ounces)		539	81	182	114	114	94	64	11	80	93

Cost of sales per ounce	7,8	$794	$672	$795	$953	$659	$774	$831	$1,221	$864	$850

Cash costs per ounce	8	$506	$550	$388	$609	$461	$581	$690	$1,218	$705	$675

Cash costs per ounce (on a co-product basis)	8,9	$507	$550	$490	$618	$508	$587	$695	$1,228	$715	$680

All-in sustaining costs per ounce	8	$696	$638	$498	$950	$547	$779	$864	$1,262	$897	$796

All-in sustaining costs per ounce (on a co-product basis)	8,9	$697	$638	$600	$959	$594	$785	$869	$1,272	$907	$801
All-in costs per ounce	8	$818	$692	$498	$950	$553	$803	$878	$1,267	$897	$796

All-in costs per ounce (on a co-product basis)	8,9	$819	$692	$600	$959	$600	$809	$883	$1,277	$907	$801

($ millions, except per ounce information in dollars)					For the year ended December 31, 2018

	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie

Cost of sales related to gold production		$1,715	$206	$732	$310	$337	$456	$195	$53	$213	$288

Depreciation		(649)	(28)	(185)	(121)	(46)	(89)	(18)	—	(42)	(52)

By-product credits	1	(2)	—	(90)	(8)	(13)	(4)	(1)	—	(2)	(2)

Non-recurring items	2	—	—	(2)	(4)	(166)	—	—	—	—	—

Other	3	—	—	2	—	—	—	—	—	—	—

Non-controlling interests		—	—	(183)	—	—	(131)	—	—	—	—

Cash costs		$1,064	$178	$274	$177	$112	$232	$176	$53	$169	$234

General & administrative costs		—	—	—	—	—	26	—	—	—	—

Minesite exploration and evaluation costs	4	19	—	—	2	2	—	—	—	—	10

Minesite sustaining capital expenditures	5	260	20	145	143	20	81	42	3	62	26

Rehabilitation – accretion and amortization (operating sites)	6	30	1	10	1	25	4	4	3	(1)	4

Non-controlling interests		(10)	—	(62)	—	—	(40)	—	—	—	—

All-in sustaining costs		$1,363	$199	$367	$323	$159	$303	$222	$59	$230	$274

Project exploration and evaluation and project costs	4	6	—	—	—	—	—	—	—	—	—

Project capital expenditures	5	312	42	—	—	2	12	—	—	—	—

Non-controlling interests		—	—	—	—	—	(4)	—	—	—	—

All-in costs		$1,681	$241	$367	$323	$161	$311	$222	$59	$230	$274

Ounces sold – equity basis (000s ounces)		2,097	262	590	280	251	333	168	30	213	320

Cost of sales per ounce	7,8	$818	$783	$750	$1,112	$1,342	$876	$1,157	$1,755	$996	$899

Cash costs per ounce	8	$507	$678	$465	$629	$448	$680	$1,046	$1,762	$796	$732

Cash costs per ounce (on a co-product basis)	8,9	$508	$678	$553	$654	$499	$687	$1,050	$1,772	$810	$737

All-in sustaining costs per ounce	8	$649	$756	$623	$1,154	$636	$905	$1,318	$1,954	$1,083	$857

All-in sustaining costs per ounce (on a co-product basis)	8,9	$650	$756	$711	$1,179	$687	$912	$1,322	$1,964	$1,097	$862
All-in costs per ounce	8	$801	$916	$623	$1,154	$644	$929	$1,320	$1,954	$1,083	$857

All-in costs per ounce (on a co-product basis)	8,9	$802	$916	$711	$1,179	$695	$936	$1,324	$1,964	$1,097	$862

($ millions, except per ounce information in dollars)				For the year ended December 31, 2017

	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie

Cost of sales related to gold production		$1,869	$159	$730	$410	$245	$469	$193	$55	$239	$292

Depreciation		(793)	(28)	(229)	(119)	(68)	(107)	(27)	(3)	(39)	(58)

By-product credits	1	(3)	—	(72)	(17)	(16)	(7)	(1)	—	(3)	(2)

Non-recurring items	2	—	—	—	—	—	—	—	—	—	—

Other	3	—	—	—	—	—	1	—	—	—	—

Non-controlling interests		(1)	—	(171)	—	—	(127)	—	—	—	—

Cash costs		$1,072	$131	$258	$274	$161	$229	$165	$52	$197	$232

General & administrative costs		—	—	—	—	—	21	—	—	—	—

Minesite exploration and evaluation costs	4	16	—	—	3	4	—	—	—	1	9

Minesite sustaining capital expenditures	5	360	32	114	173	20	137	44	—	55	20

Rehabilitation – accretion and amortization (operating sites)	6	25	1	13	2	7	6	5	2	(2)	3

Non-controlling interests		(3)	—	(51)	—	—	(61)	—	—	—	—

All-in sustaining costs		$1,470	$164	$334	$452	$192	$332	$214	$54	$251	$264

Project exploration and evaluation and project costs	4	8	—	—	—	—	—	—	—	—	—

Project capital expenditures	5	224	4	—	—	5	11	5	1	—	—

Non-controlling interests		—	—	—	—	—	(4)	—	—	—	—

All-in costs		$1,702	$168	$334	$452	$197	$339	$219	$55	$251	$264

Ounces sold – equity basis (000s ounces)		2,357	222	637	458	397	379	196	41	253	362

Cost of sales per ounce	7,8	$792	$715	$699	$897	$617	$791	$986	$1,334	$944	$806

Cash costs per ounce	8	$455	$589	$405	$598	$405	$587	$841	$1,265	$781	$642

Cash costs per ounce (on a co-product basis)	8,9	$456	$589	$475	$636	$446	$598	$846	$1,270	$791	$647

All-in sustaining costs per ounce	8	$624	$733	$525	$987	$483	$875	$1,092	$1,329	$993	$729

All-in sustaining costs per ounce (on a co-product basis)	8,9	$625	$733	$595	$1,025	$524	$886	$1,097	$1,334	$1,003	$734
All-in costs per ounce	8	$722	$753	$525	$987	$497	$894	$1,119	$1,349	$993	$729

All-in costs per ounce (on a co-product basis)	8,9	$723	$753	$595	$1,025	$538	$905	$1,124	$1,354	$1,003	$734

($ millions, except per ounce information in dollars)				For the year ended December 31, 2016

	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie

Cost of sales related to gold production		$1,896	$155	$644	$464	$276	$719	$188	$54	$203	$289

Depreciation		(807)	(27)	(147)	(118)	(96)	(166)	(26)	(5)	(34)	(56)

By-product credits	1	(2)	—	(90)	(27)	(17)	(39)	(1)	—	(2)	(2)

Non-recurring items	2	—	—	34	(10)	—	—	—	—	—	—

Other	3	—	—	5	—	—	8	—	—	—	7

Non-controlling interests		—	—	(170)	—	—	(188)	—	—	—	—

Cash costs		$1,087	$128	$276	$309	$163	$334	$161	$49	$167	$238

General & administrative costs		—	—	—	—	—	55	—	—	—	—

Minesite exploration and evaluation costs	4	10	—	—	1	2	3	—	—	1	5

Minesite sustaining capital expenditures	5	217	32	101	95	51	190	37	2	43	21

Rehabilitation – accretion and amortization (operating sites)	6	26	1	10	4	8	6	1	2	(2)	4

Non-controlling interests		(4)	—	(44)	—	—	(88)	—	—	—	—

All-in sustaining costs		$1,336	$161	$343	$409	$224	$500	$199	$53	$209	$268

Project exploration and evaluation and project costs	4	19	—	—	—	—	—	—	—	—	—

Project capital expenditures	5	141	—	—	—	5	1	—	—	—	—

Non-controlling interests		(30)	—	—	—	—	—	—	—	—	—

All-in costs		$1,466	$161	$343	$409	$229	$501	$199	$53	$209	$268

Ounces sold – equity basis (000s ounces)		2,162	257	700	532	425	522	237	36	243	380

Cost of sales per ounce	7,8	$876	$603	$564	$872	$651	$880	$795	$1,512	$836	$762

Cash costs per ounce	8	$502	$498	$395	$582	$383	$640	$679	$1,376	$689	$627

Cash costs per ounce (on a co-product basis)	8,9	$503	$498	$473	$632	$423	$677	$683	$1,385	$697	$615

All-in sustaining costs per ounce	8	$618	$625	$490	$769	$529	$958	$839	$1,493	$858	$706

All-in sustaining costs per ounce (on a co-product basis)	8,9	$619	$625	$568	$819	$569	$995	$843	$1,502	$866	$694
All-in costs per ounce	8	$678	$625	$490	$769	$540	$960	$839	$1,493	$858	$706

All-in costs per ounce (on a co-product basis)	8,9	$679	$625	$568	$819	$580	$997	$843	$1,502	$866	$694

1	By-product credits

Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended December 31, 2018 of $nil (2017: $nil) and the year ended December 31, 2018 of $nil (2017: $nil; 2016: $33 million) up until its disposition on August 18, 2016.

2	Non-recurring items

These gains/costs are not indicative of Barrick’s cost of production and have been excluded from the calculation of cash costs. Non-recurring items for the year ended December 31, 2018 mainly relate to inventory impairment of $166 million at Lagunas Norte.

3	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $nil and $nil, respectively; 2016: $5 million) and adding the cost of treatment and refining charges of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $1 million and $1 million, respectively; 2016: $9 million).

4	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 38 of the fourth quarter MD&A.

5	Capital expenditures

Capital expenditures are related to Barrick’s gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Crossroads, the Cortez Range Front declines, Goldrush, and the Deep South Expansion at Barrick Nevada and construction of the third shaft at Turquoise Ridge. Refer to page 37 of the fourth quarter MD&A.

6	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of its gold operations, split between operating and non-operating sites.

7	Cost of sales per ounce

Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold.

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended December 31, 2018

	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie

By-product credits	$—	$—	$17	$2	$3	$1	$—	$—	$—	$1

Non-controlling interest	—	—	(7)	—	—	—	—	—	—	—

By-product credits (net of non-controlling interest)	$—	$—	$10	$2	$3	$1	$—	$—	$—	$1

	For the three months ended December 31, 2017

	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie

By-product credits	$1	$—	$14	$5	$4	$—	$—	$—	$1	$—

Non-controlling interest	—	—	(6)	—	—	—	—	—	—	—

By-product credits (net of non-controlling interest)	$1	$—	$8	$5	$4	$—	$—	$—	$1	$—

	For the year ended December 31, 2018

	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie

By-product credits	$2	$—	$90	$8	$13	$4	$1	$—	$2	$2

Non-controlling interest	—	—	(37)	—	—	(1)	—	—	—	—

By-product credits (net of non-controlling interest)	$2	$—	$53	$8	$13	$3	$1	$—	$2	$2

	For the year ended December 31, 2017

	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie

By-product credits	$3	$—	$72	$17	$16	$7	$1	$—	$3	$2

Non-controlling interest	—	—	(28)	—	—	(3)	—	—	—	—

By-product credits (net of non-controlling interest)	$3	$—	$44	$17	$16	$4	$1	$—	$3	$2

	For the year ended December 31, 2016

	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie

By-product credits	$2	$—	$90	$27	$17	$39	$1	$—	$2	$2

Non-controlling interest	—	—	(39)	—	—	(14)	—	—	—	—

By-product credits (net of non-controlling interest)	$2	$—	$51	$27	$17	$25	$1	$—	$2	$2

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31

	2018	2017	2016	2018	2017

Cost of sales	$558	$399	$319	$210	$107

Depreciation/amortization	(170)	(83)	(45)	(84)	(24)

Treatment and refinement charges	144	157	167	41	41

Cash cost of sales applicable to equity method investments	281	245	203	78	75

Less: royalties and production taxes	(44)	(38)	(41)	(15)	(11)

By-product credits	(6)	(5)	—	(2)	(1)

Other	(11)	—	—	(11)	—

C1 cash cost of sales	$752	$675	$603	$217	$187

General & administrative costs	28	12	14	5	3

Rehabilitation – accretion and amortization	16	12	7	3	3

Royalties and production taxes	44	38	41	15	11

Minesite exploration and evaluation costs	4	6	—	2	1

Minesite sustaining capital expenditures	220	204	169	67	67

Inventory write-downs	11	—	—	11	—

All-in sustaining costs	$1,075	$947	$834	$320	$272

Pounds sold – consolidated basis (millions pounds)	382	405	405	109	107

Cost of sales per pound[1,2]	$2.40	$1.77	$1.41	$2.85	$1.79

C1 cash cost per pound[1]	$1.97	$1.66	$1.49	$1.98	$1.72

All-in sustaining costs per pound[1]	$2.82	$2.34	$2.05	$2.95	$2.51

1	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

2

Cost of sales per pound related to copper is calculated using cost of sales including Barrick’s proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including Barrick’s proportionate share of copper pounds from its equity method investments).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)	For the three months ended December 31

	2018			2017

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	$77	$210	$23	$73	$104	$23

Depreciation/amortization	(19)	(84)	(3)	(16)	(24)	(5)

Treatment and refinement charges	—	36	5	—	37	4

Less: royalties and production taxes	—	(11)	(4)	—	(11)	—

By-product credits	—	—	(2)	—	—	—

Other	$—	$(11)	$—	$—	$—	$—

C1 cash cost of sales	$58	$140	$19	$57	$106	$22

Rehabilitation – accretion and amortization	—	3	—	—	3	—

Royalties and production taxes	—	11	4	—	11	—

Minesite exploration and evaluation costs	2	—	—	1	—	—

Minesite sustaining capital expenditures	16	47	4	21	43	3

Inventory write-downs	$—	$11	$—	$—	$—	$—

All-in sustaining costs	$76	$212	$27	$79	$163	$25

Pounds sold – consolidated basis (millions pounds)	30	65	14	32	65	10

Cost of sales per pound[1,2]	$2.55	$3.22	$1.70	$2.29	$1.60	$2.15

C1 cash cost per pound[1]	$1.91	$2.12	$1.48	$1.78	$1.63	$2.05

All-in sustaining costs per pound[1]	$2.50	$3.26	$2.04	$2.45	$2.52	$2.41

($ millions, except per pound information in dollars)					For the years ended December 31

	2018			2017			2016

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	$261	$558	$98	$243	$396	$75	$221	$319	$33

Depreciation/amortization	(59)	(170)	(19)	(55)	(83)	(17)	(44)	(45)	(6)

Treatment and refinement charges	—	125	19	—	144	14	—	161	6

Less: royalties and production taxes	—	(39)	(5)	—	(38)	—	—	(41)	—

By-product credits	—	—	(6)	—	—	(5)	—	—	—

Other	—	(11)	—	—	—	—	—	—	—

C1 cash cost of sales	$202	$463	$87	$188	$419	$67	$177	$394	$33

Rehabilitation – accretion and amortization	—	16	—	—	12	—	—	7	—

Royalties and production taxes	—	39	5	—	38	—	—	41	—

Minesite exploration and evaluation costs	2	2	—	4	2	—	—	—	—

Minesite sustaining capital expenditures	49	154	17	58	123	23	56	96	17

Inventory write-downs	—	11	—	—	—	—	—	—	—

All-in sustaining costs	$253	$685	$109	$250	$594	$90	$233	$538	$50

Pounds sold – consolidated basis (millions pounds)	103	222	57	113	253	39	114	274	17

Cost of sales per pound[1,2]	$2.55	$2.51	$1.73	$2.15	$1.57	$1.90	$1.93	$1.16	$1.98

C1 cash cost per pound[1]	$1.97	$2.08	$1.53	$1.66	$1.66	$1.70	$1.55	$1.44	$1.97

All-in sustaining costs per pound[1]	$2.47	$3.08	$1.92	$2.21	$2.35	$2.30	$2.05	$1.97	$2.98

1	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

2

Cost of sales per pound applicable to copper is calculated using cost of sales including Barrick’s proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including Barrick’s proportionate share of copper pounds from its equity method investments).

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

•	Sales attributable to ore purchase arrangements;

•	Treatment and refining charges; and

•	Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick also excludes export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess its gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the years ended December 31

($ millions, except per ounce/pound information in dollars)	Gold			Copper

	2018	2017	2016	2018	2017	2016
Sales	$6,600	$7,631	$7,908	$512	$608	$466

Sales applicable to non-controlling interests	(734)	(810)	(948)	—	—	—

Sales applicable to equity method investments[1,2]	—	—	—	442	427	293

Realized non-hedge gold/copper derivative (losses) gains	2	3	(2)	—	—	—

Sales applicable to Pierina[3]	(111)	(153)	(112)	—	—	—

Treatment and refinement charges	1	1	16	144	157	167

Export duties	(1)	—	2	—	—	—

Revenues – as adjusted	$5,757	$6,672	$6,864	$1,098	$1,192	$926

Ounces/pounds sold (000s ounces/millions pounds)[3]	4,544	5,302	5,503	382	405	405

Realized gold/copper price per ounce/pound[4]	$1,267	$1,258	$1,248	$2.88	$2.95	$2.29

1

Represents sales of $300 million for the year ended December 31, 2018 (2017: $325 million; 2016: $259 million) applicable to our 50% equity method investment in Zaldívar and $161 million (2017: $116 million; 2016: $40 million) applicable to our 50% equity method investment in Jabal Sayid.

2	Sales applicable to equity method investments are net of treatment and refinement charges.

3	Figures exclude Pierina from the calculation of realized price per ounce, which is mining incidental ounces as it enters closure.

4	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

•	Acquisition/disposition gains/losses;

•	Foreign currency translation gains/losses;

•	Significant tax adjustments;

•	Unrealized gains/losses on non-hedge derivative instruments; and

•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate the Company’s underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of the Company’s performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of its core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, Barrick uses this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items that the Company adjusts for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of Barrick’s core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of Barrick’s business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31

	2018	2017	2016	2018	2017

Net earnings (loss) attributable to equity holders of the Company	($1,545)	$1,438	$655	($1,197)	($314)

Impairment charges (reversals) related to long-lived assets[1]	900	(212)	(250)	408	916

Acquisition/disposition (gains)/losses[2]	(68)	(911)	42	(19)	(29)

Foreign currency translation (gains)/losses	136	72	199	(16)	12

Significant tax adjustments[3]	742	244	43	719	61

Other expense adjustments[4]	366	178	114	261	17

Unrealized gains/(losses) on non-hedge derivative instruments	1	(1)	(32)	1	5

Tax effect and non-controlling interest[5]	(123)	68	47	(88)	(415)

Adjusted net earnings	$409	$876	$818	$69	$253

Net earnings (loss) per share[6]	(1.32)	1.23	0.56	(1.02)	(0.27)

Adjusted net earnings per share[6]	0.35	0.75	0.70	0.06	0.22

1

Net impairment charges for the current year primarily relate to non-current asset impairments at Lagunas Norte during the third quarter of 2018, and non-current asset and goodwill impairments at Veladero during the fourth quarter of 2018.

2	Disposition gains for the current year primarily relate to the gain on the sale of a non-core royalty asset at Acacia.

3	Significant tax adjustments for the current year primarily relate to the de-recognition of our Canadian and Peruvian deferred tax assets.

4

Other expense adjustments for the current year primarily relate to the inventory impairment charge at Lagunas Norte, the write-off of a Western Australia long-term stamp duty receivable, costs associated with the Merger, debt extinguishment costs, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.

5	Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.

6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

INTERESTS OF EXPERTS

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 12, 2019 in respect of the Company’s consolidated financial statements as at December 31, 2018 and December 31, 2017 and for each of the years then ended and the Company’s internal control over financial reporting as at December 31, 2018. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules of the US Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities will be contained in the Company’s Management Information Circular and Proxy Statement expected to be dated March 29, 2019. As well, additional financial information is provided in the Company’s 2018 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under IFRS) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2018 (as prepared under IFRS), each of which is available electronically from SEDAR (www.sedar.com) and from EDGAR (www.sec.gov). Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ENDNOTES

1.

“Total cash cost” per ounce is based on data from Wood Mackenzie as of August 31, 2018, except in respect of Barrick’s mines where Barrick relied on its internal data which is more current and reliable. The Wood Mackenzie calculation of “total cash cost” per ounce may not be identical to the manner in which Barrick calculates comparable measures. “Total cash cost” per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. “Total cash cost” per ounce should not be considered by investors as an alternative to cost of sales or to other IFRS measures. Barrick believes that “total cash cost” per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. See “Third Party Data” at page 15 of this Annual Information Form.

2.

The average annual pre-tax synergies in respect of the Barrick-Newmont Joint Venture represents the net present value of pre-tax synergies projected over a twenty-year period, assuming consensus commodity prices and a 5% discount rate based on Barrick estimates. Synergies (or net present value of synergies) as used in this Annual Information Form is a management estimate provided for illustrative purposes, and should not be considered a GAAP / IFRS or non-GAAP / non-IFRS financial measure. “Synergies” represent management’s combined estimate of pre-tax synergies, supply chain efficiencies and cost improvements, as a result of the proposed Barrick-Newmont Joint Venture that have been monetized and projected over a twenty year period for purposes of the estimation, applying a discount rate of 5%. Such estimates are necessarily imprecise and are based on numerous judgments and assumptions. Expected synergies is a “forward-looking statement” subject to risks, uncertainties and other factors which could cause actual synergies to differ from expected synergies. See “Forward-Looking Information”.

3.

The potential pro forma proven and probable reserve figure of Barrick and Newmont’s operations in Nevada was derived by adding the reserves reported by Barrick in its MD&A and Newmont in its press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018 in respect of the relevant Nevada properties described in endnotes 4 and 5 below. The pro forma reserves are provided for illustrative purposes only. Barrick and Newmont calculate such figures based on different standards and assumptions, and accordingly such figures may not be directly comparable and the potential pro forma reserves may be subject to adjustments due to such differing standards and assumptions. In particular, Barrick mineral reserves have been prepared according to CIM reporting standards as incorporated by National Instrument 43-101, which differ from the requirements of U.S. securities laws. Newmont’s reported reserves are prepared in compliance with the Guide 7.

4.

Proven and probable gold reserves of Barrick in Nevada are stated on an attributable basis as of December 31, 2018 and include Goldstrike, Cortez, Goldrush, South Arturo (60%) and Turquoise Ridge (75%). Proven reserves of 84.4 million tonnes grading 4.36 g/t, representing 11.8 million ounces of gold. Probable reserves of 155.6 million tonnes grading 2.93 g/t, representing 14.7 million ounces of gold. Complete mineral reserve data for all Barrick mines and projects is set out in this Annual Information Form in “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

5.

Proven and probable gold reserves of Newmont in Nevada are stated on an attributable basis as of December 31, 2018 and include Carlin, Phoenix, Twin Creeks (including Newmont’s 25% equity in Turquoise Ridge) and Long Canyon. Proven reserves of 46.6 million tonnes grading 3.84 g/t, representing 5.8 million ounces of gold. Probable reserves of 378.1 million tonnes grading 1.32 g/t, representing 16.0 million ounces of gold. Complete mineral reserve data for all Newmont mines and projects referenced in this Annual Information Form, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Newmont are reported, are set out in Newmont’s press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018.

SCHEDULE “A” AUDIT & RISK COMMITTEE MANDATE

Purpose

1.    The purpose of the Audit & Risk Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (a) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (b) the Company’s internal controls over financial reporting; (c) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (d) the external auditor’s qualifications and independence; (e) the performance of the internal audit function and the external auditor; (f) the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and (g) the Company’s financial structure and investment and financial risk management programs generally.

2.    The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditor is responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.	The Committee’s responsibilities shall include:

External Auditors

(a)

retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditor that it is ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)

obtaining and reviewing an annual report prepared by the external auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)

evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditor’s independence) all relationships between the external auditor and the Company, including obtaining and reviewing an annual report prepared by the external auditor describing all relationships between the external auditor and the Company;

(e)

approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditor prior to the commencement of the engagement;

(f)	reviewing with the external auditor the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditor;

Financial Reporting

(h)

reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(i)

reviewing and discussing with the external auditor the results of its reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditor’s activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)

reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(k)

reviewing and discussing with management and the external auditor the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as types of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)

reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assessing the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)

reviewing and discussing with management, the external auditor and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)

discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)

reviewing and discussing with management, the external auditor and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;

Enterprise Risks

(u)	reviewing:

(i)	the Company’s processes relating to enterprise risk management;

(ii)	the Company’s overall strategy relating to enterprise risks, including financial, regulatory, strategic and operational risks;

(iii)	the Company’s risk tolerance and its alignment with the Company’s strategic plans; and

(iv)	the design and implementation of policies and standards that provide for the monitoring of, and promote compliance with, legal and regulatory requirements;

(v)

at the request of the Board, reviewing and advising on the risk impact of any strategic decision or exposures to countries and key markets where the Company carries on business to ensure that they are in keeping with overall Company risk tolerances;

(w)	reviewing the Company’s material publicly filed disclosure relating to risk and risk management;

(x)	meeting as required with representatives of the Company’s various departments and/or external advisors to discuss the risks faced by the Company and the Company’s risk management activities;

Financial Matters

(y)	reviewing the policies underlying the financial plan of the Company to ensure its adequacy and soundness in providing for the Company’s operational and capital plans;

(z)	reviewing the Company’s debt and equity structure;

(aa)	reviewing proposed major financing activities;

(bb)	reviewing the method for financing proposed major acquisitions by the Company;

(cc)	reviewing the prepayment, redemption, acquisition or defeasance of any material issue of debt or equity;

(dd)	authorizing policies or procedures for entering into investments and reviewing investment strategies for the Company’s cash balances; and

(ee)	reviewing the Company’s financial risk management program, including any significant commodity, currency or interest rate hedging programs;

Other

(ff)	meeting separately, periodically, with each of management, the head of internal audit and the external auditor;

(gg)	reporting regularly to the Board and, where appropriate, making recommendations to management of the Company and/or to the Board;

(hh)	liaising with the Compensation Committee and the Corporate Governance & Nominating Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(ii)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance & Nominating Committee of the Board on an annual basis; and

(jj)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate.

  Responsibilities of the Committee Chair

4.     The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities include:

(a)	working with the Executive Chairman and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)

liaising with the Chairs of the Compensation Committee and the Corporate Governance & Nominating Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

  Powers

5.     The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditor and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.     The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.     All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.     Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”.(1) At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.     If a Committee member simultaneously serves on the audit committee of more than two other public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10.  The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditor or the head of internal audit.

11.  The time and place of the meetings of the Committee, the calling of meetings and the procedure at such meetings shall be determined by the Chair of the Committee unless otherwise determined by the articles of the Company or by resolution of the Board, provided that all matters put forward for approval by the Committee shall be determined by majority vote.

(1)     For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.